2Q24

Itaú Unibanco Holding S.A.

Complete Financial Statements in IFRS

June 30, 2024

Management Report 1H24

Highlights of the first half of 2024

Key indicators and ratios of our performance from January to June 2024 over the same period of the previous year:

Itaú Day 2024

We held Itaú Day on June 19, 2024, our annual, 100% digital event, with the participation of the co-chairs of the Board of Directors and the Executive Committee to talk about our results and the evolution of our strategic objectives.

This year's meeting was broadcasted from our Business Center, in celebration of Itaú's 100th anniversary and in an effort to bring us even closer to our employees and clients. The event is available on our Investor Relations website.

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Recurring **Result**	Credit **portfolio**[1]	ROE **Recurring**
R$20.1 billion	**R$1.3 trillion**	**21.2%**
1H23 20.5% ▲	1H23 8.8% ▲	1H23 260 bps ▲

Performance 1H24 X 1H23

Net interest Income[2]	Efficiency Ratio[3]	Tier 1 Capital Ratio[4]
R$55.1 billion	**38.5%**	**14.6%**
10.2% ▲	120 bps ▼	100 bps ▲

The credit portfolio[1] expanded in every segment in Brazil: 3.1% in individuals, 12.2% in very small, small and middle market loans and 16.2% in corporate loans. In addition, there was growth of 4.7% in Latin America.

The positive effect of the growth in the portfolio, associated with the gradual change in the portfolio mix to loans to the retail business segment, resulted in growth of 10.2% in the net interest income[2].

Increase of 4.2% in commissions and fees was due to the higher revenue related to investment banking activities. The income from insurance and private pension contracts decreased by 2.4% due to the decrease in financial result for the period, offset by higher insurance sales, mainly related to group life, credit life and mortgage products.

The expected loss from financial assets increased by 3.0% due to the higher origination in credit products.

General and administrative expenses grew by 8.0%, mainly due to the increase in investments in business and technology. The increase in personnel expenses was due to the effects of the collective wage labor agreement, which includes a 4.58% adjustment on salaries and benefits from September, and the increase in expenses with profit sharing. The administrative expenses also grew due to higher expenses on advertising, promotions and publicity. Our 12-month accumulated efficiency ratio[3] stood at 39.3% in consolidated terms and 37.5% in Brazil, both the lowest levels in the historical series.

(1) Credit portfolio includes financial guarantees provided and private securities. (2) The sum of (i) interest and Similar income, (ii) interest and Similar Expenses, (iii) income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) Foreign exchange results and exchange variations in foreign transactions. For better comparability, the tax effects of managerial adjustments were reclassified. (3) Efficiency ratio based in BRGAAP managerial disclosure. (4) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier I Capital Ratio would be 14.7%.

We present below the key indicators comprising our results:

In R$ billions

Income information	1H24	1H23	Variation
Operating Revenues[1]	**87.3**	**78.5**	**11.3%**
Net Interest Income[2]	55.1	50.0	10.2%
Commissions and Banking Fees and Income from Insurance and Private Pension Contracts[3]	26.5	25.7	3.3%
Expected Loss from Financial Assets	(16.5)	(16.0)	3.0%
General and Administrative Expenses	(39.2)	(36.3)	8.0%
Net Income	20.4	16.5	24.0%
Net Income Attributable to Owners of the Parent Company	19.9	16.0	24.5%
Recurring Result	**20.1**	**16.1**	**25.0%**
Return on Average Equity - Annualized[4]	20.9%	18.5%	250 bps
Recurring Return on Average Equity - Annualized[5]	21.2%	18.6%	260 bps

Shares	1H24	1H23	Variation
Net Income per Share - R$	**2.03**	**1.63**	**24.5%**
Book Value per Share - R$ (in circulation on 06/30)	19.79	18.25	8.4%
Dividends and Interest on Own Capital net of Taxes per Share - R$	0.51	0.54	-5.6%
Average Financial Daily Trading Volume	1.4	1.6	-11.4%
B3 (ON+PN)	0.8	0.9	-5.8%
NYSE (ADR)	0.6	0.7	-18.1%
Market Capitalization[6]	315.9	279.5	13.0%

(1) The sum of (i) Interest and Similar Income, (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) Foreign exchange results and exchange variations in foreign transactions, (v) Commissions and Banking Fees, (vi) Income from Insurance Contracts and Private Pension, net of Reinsurance, and (vii) Other Income. For better comparability, the tax effects of managerial adjustments were reclassified. (2) The sum of (i) Interest and Similar Income, (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) Foreign exchange results and exchange variations in foreign transactions. For better comparability, the tax effects of managerial adjustments were reclassified. (3) The sum on the Commissions and Banking Fees and Income from Insurance Contracts and Private Pension, net of Reinsurance. (4) The Return is calculated by dividing the Net income attributable to owners of the parent company by the Average Stockholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. (5) The return is calculated by dividing the Recurring Result by the Average Stockholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. (6) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period.

Initiatives

We have acquired software assets from NCR Brasil

We announced an agreement with NCR Brasil to acquire software assets from this company to retail industry. NCR Brasil is specialized in expanding self-service financial access for banks and consumers. Among the operations is 'Transferência de Fundos Eletrônicos' (Electronic Funds Transfer) solution, which facilitates, integrates and automatically reconciles payments. The completion of the transaction still depends on the approval of regulatory agencies.

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Aiming at the autonomy of our clients, we have made new features available on the Itaú app

The three new features in our app - pay in installments for transactions that were made in cash, anticipate installments of future invoices at a discount and simulate future purchases - are part of a package of solutions from the bank aimed for greater planning for purchases and freedom to deal with unforeseen events. In addition, clients with more than one card will have the autonomy to distribute the limits of their contracted cards. Our initiative will offer the flexibility to adjust the limits already available according to each client's specific needs.

Know more about the Transfer Limits function

Know more about the Purchase and Installment Management functionalities

We have launched 'Radar de Risco' (Risk Radar), a credit score consultation tool for SMEs

We have launched, in partnership with Quod, a data intelligence company, 'Radar de Risco' (Risk Radar), a platform that allows small and medium-sized companies to check the risk of their clients and suppliers. The initiative provides a view of the risk associated with sales made by our clients to individuals and companies and a favorable or unfavorable recommendation for the business, among other analyses.

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We have expanded access to Bitcoin and Ethereum assets for íon clients

Itaú Digital Assets – our business unit responsible for digital assets – has granted access to the Bitcoin (BTC) and Ethereum (ETH) cryptocurrencies to all our clients who use the íon Itaú investment platform. It is worth noting that we offer our own custody of cryptoassets, which guarantees the security of asset storage expected by clients in this market.

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criptoeconomia

Access the handbook (in Portuguese only)

We have launched Cryptoeconomics Handbook for journalists and content creators

In partnership with Estadão, we have launched the Cryptoeconomics Handbook for journalists and content creators. The material, prepared by Itaú Digital Assets and our Corporate Communications area, presents information on Brazilian and international legislation, as well as technical concepts and a glossary, which offer knowledge that facilitates the understanding of concepts and the production of content related to the topic. This action reinforces our strategy of helping with literacy and contributing to digital development in the financial sector.

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We have launched another line of financing for ESG practices in agriculture

We created a financing line through a Rural Product Note (Cédula de Produto Rural - CPR), with a disbursement of R$80 million, issued by Grupo Roncador. This line is intended to finance the costs of the production cycle of annual crops and is part of Itaú BBA's ESG Agro product range.

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Awards and Recognitions

Our CEO, Milton Maluhy, was recognized for the 2nd year running as the best CEO in the financial sector in the 24th edition of the "Executivo de Valor" award. The award takes into account factors such as concern for ESG issues, the company's adaptability and the leader's reputation in the market.

Payment of Interest on Capital (IOC)

We inform that the Board of Directors approved, on June 6th, the payment of IOC to stockholders, in the amount of R$0.2510 per share, with income tax withholding at a rate of 15%, resulting in net interest of R $0.21335 per share*, based on the final stockholding position recorded on June 20th, 2024, with their shares traded "ex-rights" starting June 21st, 2024. We also announce that the IOC declared on June 6th, in addition to those already declared on March 4th, 2024 (based on the final stockholding position recorded on March 21st, 2024), will be paid together on August 30, 2024, in the total net amount of R$0.41888 per share.

Access the Material Fact of 06.06.24 | Access the Material Fact of 03.04.24

*Except for the corporate stockholders able to prove that they are immune or exempt from such withholding.

New Investor Relations Officer

We inform that Gustavo Lopes Rodrigues was nominated by the Company's Board of Directors as the new Investor Relations Officer* and will report to Renato Lulia Jacob, who left his post to take up the position of Group Head of Corporate Strategy, Investor Relations and Corporate Development, and will report to the Chief Executive Officer Milton Maluhy Filho. With more than 20 years of experience, Gustavo joined the bank as an intern and has built his career through several areas in the Finance Department. He is a partner of the bank since 2021 and for the last 7 years he has been Investors Relations Superintendent.

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*In compliance with the Brazilian Securities and Exchange Comission Resolution N. 80/22, it is attributed the responsibility of Investor Relations Officer to the elected Officer Gustavo Lopes Rodrigues; until his investiture date, the responsibility remains with the Officer Renato Lulia Jacob.

New Chief Financial Officer (CFO)

We inform that Gabriel Amado de Moura, current Gerente General (CEO) of Banco Itaú Chile, will be our new Chief Financial Officer (CFO) and will become a member of the Executive Committee replacing Alexsandro Broedel Lopes, who has decided to leave the organization to take on challenges abroad. Gabriel has been with Itaú since 2000 and has led various projects and areas focused on the finance sector. He was CFO of Itaú Chile until 2019, when he took over the position of CEO of the subsidiary. André Carvalho Whyte Gailey, current CEO of Itaú Uruguay, will be the new CEO of Banco Itaú Chile. The position of CEO of Itaú Uruguay will be held by Agustin Tafernaberry Elorza.

Access the Announcement to the Market

Acknowledgements

We wish to thank our employees who, even amidst scenarios of intense transformation, have constantly adapted and remain committed to providing our customers with the best solutions, enabling us to continue producing sound results. We wish to thank our clients and shareholders for their interest and trust in our work, motivating us to always do better.

(Approved by the Board of Directors meeting on August 06, 2024).

(A free translation of the original in Portuguese)

Itaú Unibanco Holding S.A.

Consolidated financial statements at June 30, 2024 and independent auditor's report

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Opinion

We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. ("Bank") and its subsidiaries, which comprise the consolidated balance sheet as at June 30, 2024 and the consolidated statements of income, comprehensive income for the quarter and six-month period then ended and changes in stockholders' equity and cash flows for the six-month period then ended, and notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and its subsidiaries as at June 30, 2024, the consolidated financial performance for the quarter and six-month period then ended and the consolidated cash flows for the six-month period then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently described as "IFRS Accounting Standards" by the IFRS Foundation).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are described in the "Auditor's responsibilities for the audit of the consolidated financial statements" section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.


Matters
Why it is a key audit matter
How the matter was addressed

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Measurement of financial assets and liabilities and provision for expected loss in accordance with IFRS 9 - Financial Instruments (Notes 2 (c) IV.III, 10 and 28)

The provision for expected loss continued to be an area of focus in our audit, as it involves Management's judgment in determining the necessary provision through the application of methodology and processes that use certain assumptions, including, among others, prospective information, and criteria for determining a significant increase or decrease in credit risk.

Furthermore, management regularly reviews the judgments and estimates used in determining the provision for expected loss.

The financial instruments measured at fair value include operations with low liquidity and/or no active market, substantially comprised of securities issued by companies and by derivative contracts. The fair value measurement of these financial instruments involves subjectivity, since it depends on valuation techniques performed based on internal models which involve Management's assumptions for their fair valuation.

Additionally, market risk management is complex, especially in times of high volatility, as well as in situations where observable prices or market parameters are not available.

These matters continued to be an area of focus of our audit for the period ended June 30, 2024 due to their relevance and degree of subjectivity, as mentioned above.

We confirmed our understanding of the process for measuring the provision for expected loss and of financial assets and liabilities in accordance with IFRS 9.

Regarding the methodology for provision for expected loss, we performed a number of audit procedures substantially related to: (i) analysis of management's accounting policies in comparison with IFRS 9 requirements; (ii) testing of controls related to the measurement of the provision for expected loss, which considers data, models and assumptions adopted by Management; (iii) tests on the models, including their approval and validation of assumptions adopted to determine the estimated losses and recoveries.

In addition, we performed tests on Management's documentation related to guarantees, credit renegotiations, the counterparty risk assessment, payment delays, and other aspects that could result in a significant increase of the credit risk, as well as the classification of operations in their proper stages, pursuant to IFRS 9; (iv) testing of data inputs for the models and, where available, comparing certain data and assumptions with market information; and (v) analysis over Management's disclosures in the financial statements in compliance with the requirements of IFRS 7 - Financial Instruments: Disclosures and IFRS 9.

We consider that the criteria and assumptions adopted by Management in determining and recording the provision for expected loss disclosed in the financial statements are consistent with the information analyzed in our audit.

Regarding the measurement of financial assets and financial liabilities, we applied the following main audit procedures: i) analysis of Management's accounting policies in comparison with IFRS 9 requirements; ii) update our understanding of the valuation methodology used for these financial instruments and the main

Why it is a Key Audit Matter	How the matter was addressed in the audit
	assumptions used by Management, as well as comparing them with independent methodologies and assumptions. We performed, on a sample basis, the recalculation of the valuation of certain operations and analyzed the consistency of such methodologies with those applied in prior periods. We considered that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments disclosures in the accompanying notes to the Financial Statements are consistent with the information analyzed in our audit.
Information technology environment	
The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their financial statements. Technology represents a fundamental aspect on the evolution of the Bank and its subsidiaries' business, and over the last years, significant short and long-term investments have been made in the information technology systems and processes. The technology structure, therefore, is comprised of more than one environment with different processes and segregated controls. The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit.	As part of our audit procedures, with the support of our specialists, we updated our assessment on the information technology environment, including the automated controls of the application systems that are significant for the preparation of the financial statements. The procedures we performed comprised the combination of tests of the design and effectiveness of the relevant controls, as well as the performance of tests related to the information security, including the access management control, change management and monitoring the operating capacity of the technology infrastructure. The audit procedures applied resulted in appropriate evidence that were considered in determining the nature, timing, and extent of other audit procedures.
Provisions and contingent liabilities (Notes 2 (c) XII and 29)	
The Bank and its subsidiaries have provisions and contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters.	We confirmed our understanding and tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision and contingent liabilities, including the totality and the integrity of the database.

Why it is a Key Audit Matter	How the matter was addressed in the audit
In general, the settlement of these proceedings takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation. Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the relevance of the amounts and the uncertainties and judgments involved, as described above, in determining and establishing the provision and the required disclosures of provisions and contingent liabilities, we continue to consider this an area of audit focus.	We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. In our tests to assess the risk of individual legal proceedings, for a sample of items, we were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding. Also, in a sample basis, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by Management for determining and recording the provision disclosed in the financial statements are consistent with the information analyzed in our audit.

Other matters

1 Consolidated Statement of Value Added

The consolidated Statement of Value Added for the half-year ended June 30, 2024, prepared under the responsibility of the Bank's management, and presented as supplementary information for IFRS Accounting Standards purposes, was submitted to audit procedures performed in conjunction with the audit of the Bank's consolidated financial statements. For the purposes of forming our opinion, we evaluated whether this statement is reconciled with the consolidated financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, this Statement of Value Added has been properly prepared in all material respects, in accordance with the criteria established in the Technical Pronouncement, and is consistent with the consolidated financial statements taken as a whole.

2 Reconciliation of net income and stockholders' equity (Note 33 (a))

The reconciliation of net income and stockholders' equity of the individual financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank - BACEN and the consolidated financial statements prepared in accordance with International Accounting Standard (IFRS) ("BACEN GAAP and IFRS Reconciliation"), for the six-month period ended June 30, 2024, prepared under the responsibility of the Bank's management, as described in Note 33 (a), in compliance with the requirements of the BACEN standards, is presented as supplementary information for the purposes of IFRS. This information was submitted to audit procedures performed in conjunction with the audit of the Bank's consolidated financial statements for the purpose of expressing an opinion on whether it is reconciled with the consolidated financial statements and accounting records, as applicable. In our opinion, this BACEN GAAP and IFRS Reconciliation has been properly prepared, in all material respects, and is consistent with the consolidated financial statements taken as a whole.

Other information accompanying the consolidated financial statements and the auditor's report

The Bank's management is responsible for the other information that comprises the Management Report.

Our opinion on the consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the consolidated financial statements or with our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) (currently described as "IFRS Accounting Standards" by the IFRS Foundation), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries, as a whole, to cease to continue as a going concern.

- Evaluate the overall presentation, structure, and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied.
From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the Key Audit Matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, August 6, 2024

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev
Contadora CRC 1SP245281/O-6

Itaú Unibanco Holding S.A.

Consolidated Balance Sheet

(In millions of reais)

Assets	Note	06/30/2024	12/31/2023
Cash		33,862	32,001
Financial assets		**2,553,407**	**2,384,618**
At Amortized Cost		**1,801,061**	**1,686,225**
Central Bank of Brazil deposits		155,766	145,404
Interbank deposits	4	59,021	51,007
Securities purchased under agreements to resell	4	248,566	238,321
Securities	9	304,728	260,743
Loan and lease operations	10	948,279	910,590
Other financial assets	18a	132,408	127,699
(-) Provision for expected loss	4, 9, 10	(47,707)	(47,539)
At Fair Value through Other Comprehensive Income		**136,226**	**130,039**
Securities	8	136,226	130,039
At Fair Value through Profit or Loss		**616,120**	**568,354**
Securities	5	544,649	511,752
Derivatives	6, 7	69,627	55,251
Other financial assets	18a	1,844	1,351
Insurance contracts	27	81	141
Tax assets		**68,505**	**64,521**
Income tax and social contribution - current	2c XIII	2,075	993
Income tax and social contribution - deferred	2c XIII, 24b I	57,752	53,691
Other		8,678	9,837
Other assets	18a	24,168	20,027
Investments in associates and joint ventures	11	9,674	9,293
Fixed assets, net	13	9,216	9,135
Goodwill and Intangible assets, net	14	23,807	23,364
Total assets		**2,722,720**	**2,543,100**

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.

Consolidated Balance Sheet

(In millions of reais)

Liabilities and stockholders' equity	Note	06/30/2024	12/31/2023
Financial Liabilities		**2,147,636**	**2,001,691**
At Amortized Cost		**2,075,229**	**1,944,162**
Deposits	15	1,017,165	951,352
Securities sold under repurchase agreements	17a	400,021	362,786
Interbank market funds	17b	341,022	328,645
Institutional market funds	17c	133,673	119,591
Other financial liabilities	18b	183,348	181,788
At Fair Value through Profit or Loss		**67,706**	**53,331**
Derivatives	6, 7	66,410	52,475
Structured notes	16	339	296
Other financial liabilities	18b	957	560
Provision for Expected Loss	**10**	**4,701**	**4,198**
Loan commitments		3,784	3,311
Financial guarantees		917	887
Insurance contracts and private pension	27	287,477	271,546
Provisions	29	18,646	19,744
Tax liabilities	**24c**	**9,457**	**9,202**
Income tax and social contribution - current	2c XIII	3,742	3,970
Income tax and social contribution - deferred	2c XIII, 24b II	664	560
Other		5,051	4,672
Other liabilities	18b	56,771	41,867
Total liabilities		**2,519,987**	**2,344,050**
Total stockholders' equity attributed to the owners of the parent company		**193,749**	**190,177**
Capital	19a	90,729	90,729
Treasury shares	19a	(376)	(11)
Capital reserves	19c	2,325	2,620
Revenue reserves	19c	107,247	104,465
Other comprehensive income		(6,176)	(7,626)
Non-controlling interests	**19d**	**8,984**	**8,873**
Total stockholders' equity		**202,733**	**199,050**
Total liabilities and stockholders' equity		**2,722,720**	**2,543,100**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	04/01 to 06/30/2024	04/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Operating Revenues		**42,413**	**40,122**	**84,469**	**76,173**
Interest and similar income	21a	63,976	54,303	120,983	111,549
Interest and similar expenses	21b	(43,776)	(41,923)	(81,688)	(81,576)
Income of Financial Assets and Liabilities at Fair Value through Profit or Loss	21c	8,523	8,805	15,857	11,917
Foreign exchange results and exchange variations in foreign transactions		(2,056)	4,567	(2,641)	5,842
Commissions and Banking Fees	22	11,875	11,174	23,170	22,229
Income from Insurance Contracts and Private Pension		**1,684**	**1,698**	**3,349**	**3,431**
Operating Income from Insurance Contracts and Private Pension, net of Reinsurance	27	1,603	1,620	3,171	3,154
Financial Income from Insurance Contracts and Private Pension, net of Reinsurance	27	(4,581)	(8,234)	(10,133)	(13,990)
Income from Financial Assets related to Insurance Contracts and Private Pension		4,662	8,312	10,311	14,267
Other income		2,187	1,498	5,639	2,781
Expected Loss from Financial Assets		**(7,799)**	**(7,857)**	**(16,517)**	**(16,029)**
Expected Loss with Loan and Lease Operations	10c	(7,688)	(8,204)	(16,600)	(16,286)
Expected Loss with Other Financial Asset, net		(111)	347	83	257
Operating Revenues Net of Expected Losses from Financial Assets		**34,614**	**32,265**	**67,952**	**60,144**
Other operating income / (expenses)		**(22,353)**	**(21,358)**	**(43,484)**	**(41,000)**
General and administrative expenses	23	(20,209)	(18,968)	(39,184)	(36,298)
Tax expenses		(2,386)	(2,635)	(4,792)	(5,094)
Share of profit or (loss) in associates and joint ventures	11	242	245	492	392
Income / (loss) before income tax and social contribution		**12,261**	**10,907**	**24,468**	**19,144**
Current income tax and social contribution	24a	(3,925)	(3,587)	(6,935)	(5,832)
Deferred income tax and social contribution	24a	2,034	1,609	2,877	3,151
Net income / (loss)		**10,370**	**8,929**	**20,410**	**16,463**
Net income attributable to owners of the parent company	25	10,073	8,619	19,884	15,974
Net income / (loss) attributable to non-controlling interests	19d	297	310	526	489
Earnings per share - basic	25				
Common		1.03	0.88	2.03	1.63
Preferred		1.03	0.88	2.03	1.63
Earnings per share - diluted	25				
Common		1.02	0.87	2.02	1.62
Preferred		1.02	0.87	2.02	1.62
Weighted average number of outstanding shares - basic	25				
Common		4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,834,156,436	4,841,653,914	4,830,512,963	4,837,567,276
Weighted average number of outstanding shares - diluted	25				
Common		4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,915,474,474	4,912,392,609	4,895,771,430	4,891,767,691

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

(In millions of reais)

	Note	04/01 to 06/30/2024	04/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Net income / (loss)		**10,370**	**8,929**	**20,410**	**16,463**
Financial assets at fair value through other comprehensive income		**(1,810)**	**3,689**	**(2,550)**	**3,607**
Change in fair value		(3,858)	6,100	(5,436)	5,590
Tax effect		1,527	(1,372)	2,074	(1,413)
(Gains) / losses transferred to income statement		946	(1,890)	1,476	(1,037)
Tax effect		(425)	851	(664)	467
Hedge		**(1,334)**	**271**	**(1,045)**	**321**
Cash flow hedge	**7**	**(69)**	**70**	**(44)**	**147**
Change in fair value		(145)	122	(94)	277
Tax effect		76	(52)	50	(130)
Hedge of net investment in foreign operation	**7**	**(1,265)**	**201**	**(1,001)**	**174**
Change in fair value		(2,398)	383	(1,932)	336
Tax effect		1,133	(182)	931	(162)
Insurance contracts and private pension		**161**	**(440)**	**433**	**(486)**
Change in discount rate		268	(734)	721	(833)
Tax effect		(107)	294	(288)	347
Remeasurements of liabilities for post-employment benefits (1)		**(11)**	**(8)**	**(19)**	**(13)**
Remeasurements	26	(19)	(14)	(31)	(24)
Tax effect		8	6	12	11
Foreign exchange variation in foreign investments		**4,229**	**(2,009)**	**4,631**	**(2,112)**
Total other comprehensive income		**1,235**	**1,503**	**1,450**	**1,317**
Total comprehensive income		**11,605**	**10,432**	**21,860**	**17,780**
Comprehensive income attributable to the owners of the parent company		**11,308**	**10,122**	**21,334**	**17,291**
Comprehensive income attributable to non-controlling interests		**297**	**310**	**526**	**489**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.

Consolidated Statement of Changes in Stockholders' Equity

(In millions of reais)

		Attributed to owners of the parent company												
							Other comprehensive income							
	Note	Capital	Treasury shares	Capital reserves	Revenue reserves	Retained earnings	Financial assets at fair value through other comprehensive income[1]	Insurance contracts and private pension	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – hedge [2]	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
Total - 01/01/2023		**90,729**	**(71)**	**2,480**	**86,209**	-	**(5,984)**	**796**	**(1,520)**	**3,505**	**(8,427)**	**167,717**	**9,390**	**177,107**
Transactions with owners		-	**(38)**	**(207)**	-	-	-	-	-	-	-	**(245)**	**596**	**351**
Acquisition of treasury shares	19, 20	-	(689)	-	-	-	-	-	-	-	-	(689)	-	(689)
Result of delivery of treasury shares	19, 20	-	651	(7)	-	-	-	-	-	-	-	644	-	644
Recognition of share-based payment plans		-	-	(200)	-	-	-	-	-	-	-	(200)	-	(200)
(Increase) / Decrease to the owners of the parent company	2c I, 3	-	-	-	-	-	-	-	-	-	-	-	596	596
Dividends		-	-	-	-	-	-	-	-	-	-	-	(387)	(387)
Interest on capital		-	-	-	-	(6,214)	-	-	-	-	-	(6,214)	-	(6,214)
Unclaimed dividends and Interest on capital		-	-	-	-	47	-	-	-	-	-	47	-	47
Corporate reorganization	2c I, 3	-	-	-	(193)	-	-	-	-	-	-	(193)	-	(193)
Other[3]		-	-	-	450	-	-	-	-	-	-	450	-	450
Total comprehensive income		-	-	-	-	**15,974**	**3,607**	**(486)**	**(13)**	**(2,112)**	**321**	**17,291**	**489**	**17,780**
Net income		-	-	-	-	15,974	-	-	-	-	-	15,974	489	16,463
Other comprehensive income for the period		-	-	-	-	-	3,607	(486)	(13)	(2,112)	321	1,317	-	1,317
Appropriations:														
Legal reserve		-	-	-	918	(918)	-	-	-	-	-	-	-	-
Statutory reserve		-	-	-	8,989	(8,989)	-	-	-	-	-	-	-	-
Total - 06/30/2023	**19**	**90,729**	**(109)**	**2,273**	**96,273**	-	**(2,377)**	**310**	**(1,533)**	**1,393**	**(8,106)**	**178,853**	**10,088**	**188,941**
Change in the period		-	**(38)**	**(207)**	**10,064**	-	**3,607**	**(486)**	**(13)**	**(2,112)**	**321**	**11,136**	**698**	**11,834**
Total - 01/01/2024		**90,729**	**(11)**	**2,620**	**104,465**	-	**(1,303)**	**86**	**(1,844)**	**3,178**	**(7,743)**	**190,177**	**8,873**	**199,050**
Transactions with owners		-	**(365)**	**(295)**	-	-	-	-	-	-	-	**(660)**	**92**	**(568)**
Acquisition of treasury shares	19, 20	-	(1,220)	-	-	-	-	-	-	-	-	(1,220)	-	(1,220)
Result of delivery of treasury shares	19, 20	-	855	(20)	-	-	-	-	-	-	-	835	-	835
Recognition of share-based payment plans		-	-	(275)	-	-	-	-	-	-	-	(275)	-	(275)
(Increase) / Decrease to the owners of the parent company	2c I, 3	-	-	-	-	-	-	-	-	-	-	-	92	92
Dividends		-	-	-	-	-	-	-	-	-	-	-	(507)	(507)
Interest on capital		-	-	-	-	(5,865)	-	-	-	-	-	(5,865)	-	(5,865)
Dividends / Interest on capital - declared after previous period		-	-	-	(11,000)	-	-	-	-	-	-	(11,000)	-	(11,000)
Unclaimed dividends and Interest on capital		-	-	-	-	16	-	-	-	-	-	16	-	16
Corporate reorganization	2c I, 3	-	-	-	(327)	-	-	-	-	-	-	(327)	-	(327)
Other		-	-	-	74	-	-	-	-	-	-	74	-	74
Total comprehensive income		-	-	-	-	**19,884**	**(2,550)**	**433**	**(19)**	**4,631**	**(1,045)**	**21,334**	**526**	**21,860**
Net income		-	-	-	-	19,884	-	-	-	-	-	19,884	526	20,410
Other comprehensive income for the period		-	-	-	-	-	(2,550)	433	(19)	4,631	(1,045)	1,450	-	1,450
Appropriations:														
Legal reserve		-	-	-	904	(904)	-	-	-	-	-	-	-	-
Statutory reserve		-	-	-	13,131	(13,131)	-	-	-	-	-	-	-	-
Total - 06/30/2024	**19**	**90,729**	**(376)**	**2,325**	**107,247**	-	**(3,853)**	**519**	**(1,863)**	**7,809**	**(8,788)**	**193,749**	**8,984**	**202,733**
Change in the period		-	**(365)**	**(295)**	**2,782**	-	**(2,550)**	**433**	**(19)**	**4,631**	**(1,045)**	**3,572**	**111**	**3,683**

1) Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income.
2) Includes cash flow hedge and hedge of net investment in foreign operation.
3) Includes Argentina's hyperinflation adjustment.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 06/30/2024	01/01 to 06/30/2023
Adjusted net income		**9,103**	**50,770**
Net income		20,410	16,463
Adjustments to net income:		**(11,307)**	**34,307**
Share-based payment		(187)	(142)
Effects of changes in exchange rates on cash and cash equivalents		(12,112)	9,116
Expected loss from financial assets		16,517	16,029
Income from interest and foreign exchange variation from operations with subordinated debt		5,519	1,252
Financial income from insurance contracts and private pension	27	10,133	13,990
Depreciation and amortization		3,096	2,899
Expense from update / charges on the provision for civil, labor, tax and legal obligations		498	541
Provision for civil, labor, tax and legal obligations		2,123	2,141
Revenue from update / charges on deposits in guarantee		(384)	(460)
Deferred taxes (excluding hedge tax effects)	24b	(42)	(852)
Income from share in the net income of associates and joint ventures and other investments		(492)	(392)
Income from financial assets - at fair value through other comprehensive income		1,476	(1,037)
Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income		(23,637)	(7,687)
Income from interest and foreign exchange variation of financial assets at amortized cost		(13,308)	(1,721)
(Gain) / loss on sale of investments and fixed assets		(135)	(1)
Other	23	(372)	631
Change in assets and liabilities		**38,216**	**6,908**
(Increase) / decrease in assets			
Interbank deposits		(8,888)	756
Securities purchased under agreements to resell		7,852	23,242
Central Bank of Brazil deposits		(10,362)	(21,001)
Loan operations		(53,582)	(6,327)
Derivatives (assets / liabilities)		(1,486)	(3,851)
Financial assets designated at fair value through profit or loss		(32,897)	(81,468)
Other financial assets		(4,818)	(3,875)
Other tax assets		77	(302)
Other assets		(291)	(3,217)
(Decrease) / increase in liabilities			
Deposits		65,813	51,843
Deposits received under securities repurchase agreements		37,236	25,659
Funds from interbank markets		12,377	23,795
Funds from institutional markets		9,303	(337)
Other financial liabilities		1,957	(5,447)
Financial liabilities at fair value throught profit or loss		43	23
Insurance contracts and private pension		6,231	2,167
Provisions		1,948	1,760
Tax liabilities		(929)	1,328
Other liabilities		14,904	7,158
Payment of income tax and social contribution		(6,271)	(4,998)
Net cash from / (used in) operating activities		**47,319**	**57,678**
Dividends / Interest on capital received from investments in associates and joint ventures		249	250
Cash upon sale of investments in associates and joint ventures		47	-
Cash upon sale of fixed assets		157	61
Termination of intangible asset agreements		-	53
(Purchase) / Cash from the sale of financial assets at fair value through other comprehensive income		11,373	1,170
(Purchase) / redemptions of financial assets at amortized cost		(30,618)	(21,303)
(Purchase) of investments in associates and joint ventures		(325)	(171)
(Purchase) of fixed assets		(873)	(973)
(Purchase) of intangible assets	14	(2,455)	(2,999)
Net cash from / (used in) investment activities		**(22,446)**	**(23,912)**
Subordinated debt obligations raisings		979	-
Subordinated debt obligations redemptions		(1,719)	(11,608)
Change in non-controlling interests stockholders		92	596
Acquisition of treasury shares		(1,220)	(689)
Result of delivery of treasury shares		747	586
Dividends and interest on capital paid to non-controlling interests		(507)	(387)
Dividends and interest on capital paid		(16,261)	(4,993)
Net cash from / (used in) financing activities		**(17,889)**	**(16,495)**
Net increase / (decrease) in cash and cash equivalents	2c III	**6,984**	**17,271**
Cash and cash equivalents at the beginning of the period		116,543	104,257
Effects of changes in exchange rates on cash and cash equivalents		12,112	(9,116)
Cash and cash equivalents at the end of the period		**135,639**	**112,412**
Cash		33,862	30,636
Interbank deposits		7,708	7,074
Securities purchased under agreements to resell - Collateral held		94,069	74,702
Additional information on cash flow (Mainly operating activities)			
Interest received		106,631	108,131
Interest paid		54,697	59,376
Non-cash transactions			
Loans transferred to assets held for sale		-	-
Dividends and interest on capital declared and not yet paid		4,624	4,865

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.

Consolidated Statement of Added Value

(In millions of reais)

	01/01 to 06/30/2024	01/01 to 06/30/2023
Income	**152,475**	**144,019**
Interest and similar	136,834	131,607
Commissions and Banking fees	23,170	22,229
Income from insurance contracts and private pension	3,349	3,431
Expected loss with Other financial assets	(16,517)	(16,029)
Other	5,639	2,781
Expenses	**(88,624)**	**(86,989)**
Interest and similar	(81,688)	(81,576)
Other	(6,936)	(5,413)
Inputs purchased from third parties	**(11,701)**	**(11,341)**
Third-Party and Financial System Services, Security, Transportation and Travel expenses	(3,843)	(3,893)
Other	**(7,858)**	**(7,448)**
Data processing and telecommunications	(2,496)	(2,420)
Advertising, promotions and publication	(993)	(893)
Installations and Materials	(667)	(687)
Other	(3,702)	(3,448)
Gross added value	**52,150**	**45,689**
Depreciation and amortization	**(3,459)**	**(3,324)**
Net added value produced by the company	**48,691**	**42,365**
Added value received through transfer - Results of equity method	**492**	**392**
Total added value to be distributed	**49,183**	**42,757**
Distribution of added value	**49,183**	**42,757**
Personnel	**14,727**	**13,945**
Direct compensation	10,962	11,039
Benefits	3,152	2,292
FGTS – government severance pay fund	613	614
Taxes, fees and contributions	**13,580**	**11,848**
Federal	12,640	10,973
Municipal	940	875
Return on third parties' capital	**466**	**501**
Rent	466	501
Return on capital	**20,410**	**16,463**
Dividends and interest on capital	5,865	6,214
Retained earnings attributable to controlling shareholders	14,019	9,760
Retained earnings attributable to non-controlling shareholders	526	489

The accompanying notes are an integral part of these financial statements.

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Business, Wholesale Business and Activities with the Market + Corporation.

ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. ("IUPAR"), a holding company which owns 51.71% of ITAU UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. ("ITAÚSA"), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações ("E. JOHNSTON"), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING's common shares.

These Consolidated Financial Statements were approved by the Board of Directors on August 06, 2024.

Note 2 - Material accounting policies

a) Basis of preparation

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that annual Consolidated Financial Statements, in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently referred to by the IFRS Foundation as "IFRS accounting standards").

ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC).

The information in the Financial Statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration.

In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation.

These Consolidated Financial Statements were prepared in accordance with IAS 34 - Interim Financial Reporting and ITAÚ UNIBANCO HOLDING has opted to present its Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements.

The presentation of the Statement of Added Value is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Added Value; however, the IFRS do not require the presentation of this statement, which is presented as supplementary information, without prejudice to the set of Financial Statements.

b) New accounting standards changes and interpretations of existing standards

I - Applicable for period ended June 30, 2024

- Amendments to IAS 1 – Presentation of Financial Statements:

Segregation between Current and Non-current Liabilities - clarifies when to consider contractual conditions (covenants) that may affect the unconditional right to defer the settlement of the liabilities for at least 12 months after the reporting period and includes disclosure requirements for liabilities with covenants classified as non-current. These changes are effective for fiscal years starting January 1st, 2024, with retrospective application and there are no impacts on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING.

II - Applicable for future periods

- IFRS 18 - Presentation and Disclosure in Financial Statements:

Replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new subtotals and three categories for income and expenses (operating, investment and financing) into the structure of the statement of income. It also requires companies to disclose explanations about the performance measures established by management related to the statement of income.

These amendments are effective for years beginning January 1st, 2027. Possible impacts are being evaluated and will be concluded by the date the standard becomes effective.

- IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments - Disclosures:

Published in May 2024, the amendments mainly address the following topics: date of recognition and write-off of financial instruments and significant characteristics in the assessment of the cash flows of financial instruments for classification and measurement. In addition, disclosures relating to equity instruments designated at fair value are enhanced through other comprehensive income and financial instruments linked to contingent events.

These amendments are effective for years starting on January 1st, 2026, early adoption being permitted, with retrospective application. Possible impacts are being evaluated and will be completed by the date the standard comes into force.

c) Accounting policies, critical estimates and material judgments

This note presents the main critical estimates and judgments used in the preparation and application of ITAÚ UNIBANCO HOLDING's specific accounting policies. These estimates and judgments present a material risk and may have a material impact on the values of assets and liabilities due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Therefore, actual results may differ from those obtained by these estimates and judgments.

I - Consolidation

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, including investment funds, in which ITAÚ UNIBANCO HOLDING holds either direct or indirect control. The main judgment exercised in the control assessment is the analysis of facts and circumstances that indicate whether ITAÚ UNIBANCO HOLDING is exposed or is entitled to variable returns and has the ability to affect these returns through its influence over the entity on a continuous basis.

The Consolidated Financial Statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional Currency[1]	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %	
				06/30/2024	12/31/2023	06/30/2024	12/31/2023
In Brazil							
Banco Itaú BBA S.A.[2]	Real	Brazil	Financial institution	-	100.00%	-	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú Colombia S.A.	Colombian peso	Colombia	Financial institution	67.06%	67.06%	67.06%	67.06%
Banco Itaú (Suisse) S.A.	Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Banco Itaú Chile	Chilean peso	Chile	Financial institution	67.42%	67.42%	67.42%	67.42%

1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same funtional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which use the US Dollar.
2) Company spun-off by Itaú Unibanco Holdind S.A. and Itaú BBA Assessoria Financeira at 05/31/2024.

I.I - Business combinations

When accounting for business combinations, ITAÚ UNIBANCO HOLDING exercises judgments in the identification, recognition, and measurement of: price adjustments, contingent considerations, and options or obligations to buy or sell ownership interest of the acquired entity.

Non-controlling shareholders' ownership interest is measured on the date of acquisition according to the proportional interest in Stockholders' Equity of the acquired entity.

I.II - Capital transactions with non-controlling stockholders

Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders' equity.

II - Functional and presentation currency

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary, associate and joint venture, ITAÚ UNIBANCO HOLDING exercised judgment to determine its functional currency, considering the currency of the primary economic environment in which the entity operates.

Foreign currency operations are translated currency using the exchange rates prevailing on the dates of the transactions, and exchange gains and losses are recognized in the Consolidated Statement of Income.

For conversion of the Financial Statements of foreign entities with a functional currency other than Reais, ITAÚ UNIBANCO HOLDING uses the exchange rate on the closing date to convert assets and liabilities, and the average monthly exchange rate to convert income and expenses, except for foreign entities located in hyperinflationary economies. Exchange differences generated by this conversion are recognized in Other Comprehensive Income, net of tax effects, and reclassified, either in total or partially, to income when ITAÚ UNIBANCO HOLDING loses control of the foreign entity. When exposure to these exchange rate differences is material, ITAÚ UNIBANCO HOLDING conducts hedge of net investment in foreign operation, whose effective portion is recognized in Stockholders' Equity.

III - Cash and cash equivalents

They are defined as cash and cash equivalents, current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held).

IV - Financial assets and liabilities

Financial assets and liabilities are initially recognized at fair value on the trading date.

Financial assets are partially or fully written off, on the trading date, if:

- the contractual rights to the cash flows of the financial asset expire.

- there are no reasonable expectations of its recovery, considering historical curves of similar operations. In this case, the total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss. Subsequent recoveries of amounts previously written off are accounted for as income.

- ITAÚ UNIBANCO HOLDING transfers substantially the risks and benefits of the financial asset.

The main judgments exercised by ITAÚ UNIBANCO HOLDING in the write-off of financial assets are: assessment of the time when contractual rights to cash flows of financial assets expire; reasonable expectation of recovery of the financial asset, and substantial transfer of risks and benefits or control.

When the contractual cash flow of a financial asset is renegotiated or otherwise modified, but ITAÚ UNIBANCO HOLDING estimates that the modification event has not caused total write-off of the contract, the gross book value of this financial asset is recalculated by comparing the original and renegotiated cash flows, and the effects of the modification are recognized in income.

Financial liabilities are written off when extinguished, this is, when the obligation specified in the contract is released, canceled, expired, or substantially modified. ITAÚ UNIBANCO HOLDING considers that the obligation was substantially modified when the present value of cash flows under the new terms is at least 10% different from the present value of the cash flows remaining from the original obligation.

IV.I Classification of financial assets

Financial assets are classified and subsequently measured in the following categories:

- Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest.

- Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale.

- Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria.

The category depends on the business model under which they are managed and the characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test).

Business models: are established according to the objectives of the business areas, considering the risks that affect the performance of the business model; how is assessed and reported to Management and how the managers of the business are compensated.

SPPI Test: is the assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest (consideration for the time value of money, credit risk and profit margin). ITAÚ UNIBANCO HOLDING assesses mainly the following situations to determine compliance with the SPPI Test: changes in rate due to modification in credit risk; interest rates determined by regulatory bodies; leverage; embedded derivatives; and term extension clauses and exchange rate variation. If contractual terms introduce risk exposure or cash flow volatilities, the financial asset do not meet to the SPPI Test and its classified in the category at fair value through profit or loss.

Hybrid Contracts: to identify if a contract contains embedded derivatives, ITAÚ UNIBANCO HOLDING considers especially if there is any indexing to different components of interest and uncertainty regarding the link with the final indexing.

Hybrid contracts in which the main component is a financial asset are accounted for on a jointly basis, this is, the whole instrument (principal and derivative component) is measured at fair value through profit or loss.

In other cases, embedded derivatives are treated as separate financial instruments if: their characteristics and economic risks are not closely related to those of the main component; the separate instrument meets the definition of a derivative; the underlying instrument is not booked at fair value through profit or loss.

Equity instruments: the shares and quotas are classified at fair value through profit or loss, except when the financial instrument is held with a purpose other than its negotiation, situation in which ITAÚ UNIBANCO HOLDING designates it, on an irrevocable basis, at fair value through other comprehensive income.

IV.II - Classification of financial liabilities

Financial liabilities are subsequently measured at amortized cost, except for:

- **Financial liabilities at fair value through profit or loss:** classification applied to financial liabilities designated, irrevocably, at fair value through profit or loss for the purpose to reduce accounting asymmetries and to derivatives.

- **Loan commitments and financial guarantees:** measured at the higher amount between (i) the provision for expected credit losses; and (ii) the balance of the fee on the service to be deferred in income, according to the contract term.

- **Premium bonds plans:** they are classified as financial liabilities at the amortized cost, although they are regulated by the body that regulates the Brazilian insurance market. Revenue from premium bonds plans is recognized during the contract period and measured according to the contractual conditions of each plan.

IV.III - Subsequent measurement of financial instruments

Fair value of financial instruments: to measure fair value, assessment techniques applying information classified in three levels of hierarchy are used, prioritizing prices listed in active markets of the instruments. ITAÚ UNIBANCO HOLDING classifies this information according to the relevance of data observed in the fair value measurement process:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs that are not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs that are not observable for the asset or liability allowing the use of internal models and techniques.

The adjustment to fair value of financial assets and liabilities is recognized in Stockholders' equity for financial assets measured at fair value through other comprehensive income or in the Consolidated Statement of Income for the other financial assets and liabilities.

To determine the gains and losses realized in the disposal of financial assets at fair value, average cost is used, which are recorded in the Consolidated Statement of Income as Interest and similar income and Income of Financial Assets and Liabilities at Fair Value through Profit or Loss.

For financial instruments measured at fair value on a recurring basis, including derivatives, that are not traded in active markets, the fair value is calculated by using valuation techniques based on assumptions, that consider market information and conditions. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument.

The main assumptions considered to estimate the fair value are: historical data base, information on similar transactions, discount rate and estimate of future cash flows.

The main judgments applied in the calculation of the fair value of more complex financial instruments, or those that are not negotiated in active markets or do not have liquidity, are: determining the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded.

The application of these judgments may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the methods used are appropriate and consistent with other market participants.

The fair value of financial instruments as well as the hierarchy of fair value are detailed in Note 28.

Amortized cost: is the amount at which the financial asset or liability is measured at initial recognition, plus adjustments made under the effective interest method, less repayments of principal and interest, and any provision for expected credit loss.

Effective interest rate: ITAÚ UNIBANCO HOLDING uses the effective interest method to calculate interest income or expense for financial instruments at amortized cost, which considers costs and fees directly attributable to the contract, such as commissions paid or received by the parties to the contract, transaction costs and other premiums and discounts.

ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized.

Expected credit loss: ITAÚ UNIBANCO HOLDING makes a assessment of the expected credit loss on financial assets measured at amortized cost, through other comprehensive income, loan commitments and financial guarantee contracts applying a three-stage approach to demonstrate changes in credit risk.

- Stage 1 – considers default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated or which credit risk has decreased significantly.

- Stage 2 – considers all possible default events over the life of the financial instrument. Applicable to financial instruments which credit risk has increased significantly since the initial recognition or that no longer have credit recovery problems, but their credit risk has not decreased significantly.

- Stage 3 – applicable to financial instruments which are credit impaired, for which a probability of default (PD) of 100% is considered (problem assets).

The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients' credit status or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet.

The main assumptions considered to estimate the expected credit loss are:

- **Determining criteria for significant increase or decrease in credit risk**: ITAÚ UNIBANCO HOLDING determines triggers (indicators) of significant increase in the credit risk of a financial asset since its initial recognition on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, among other significant factors. For wholesale business portfolios, the assessment is conducted on an individual basis, at the economic subgroup level.

The migration of the financial asset to an earlier stage occurs with a consistent reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers for at least 6 months.

- **Maximum contractual period:** ITAÚ UNIBANCO HOLDING estimates the useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk and contractual terms, including prepayment and rollover options.

- **Prospective information:** ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. The main prospective information used to determine the expected loss is related to Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and retail sales. Macroeconomic scenarios are reassessed annually or when market conditions so require.

- **Macroeconomic scenarios:** this information involves inherent risks, market uncertainties and other factors that may give rise to results different from those expected.

- **Probability-weighted loss scenarios:** ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, considering the projection based on economic variables.

The main judgments exercised to calculate the expected credit loss are: selection of quantitative models to assess the expected credit loss; determination of triggers to significantly increase or decrease credit risk; identification and grouping of portfolios with similar credit risk characteristics; establishment of the maximum contractual period for assets with no determined maturity; determination of prospective information, macroeconomic scenarios and probability-weighted scenarios.

IV.IV - Derivatives and use of hedge accouting

Derivatives: all derivatives are measured at fair value through profit or loss and accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Accounting Hedge: the risk management conducted with derivative and non-derivative financial instruments may give rise to accounting asymmetries due to the different methods to account for each instrument. In view of this, ITAÚ UNIBANCO HOLDING sometimes qualifies economic hedge operations as accounting hedge operations, changing the usual accounting of hedge items or hedging instruments, and, consequently, eliminating existing accounting asymmetry, in order to reflect the economic effects of hedge activity in the financial statements.

ITAÚ UNIBANCO HOLDING continues applying all the hedge accounting requirements of IAS 39, that describes three types of hedges: cash flow hedge, hedge of net investment in foreign operations and fair value hedge, which are detailed in Note 7.

At the beginning of a hedge transaction, the relationship between the hedging instruments and the hedged items, its risk management objective and strategy are documented. They can be designated as hedging instruments for accounting purposes, derivatives, financial and qualifiable financial assets and liabilities.

To maintain the accounting hedge strategies, ITAÚ UNIBANCO HOLDING assesses the effectiveness of strategies on a continuous basis. In the event the hedge becomes ineffective, the designation is revoked, or the derivative expires or is sold, the accounting hedge should be prospectively discontinued.

The main judgments exercised in the assessment of hedge strategies are: identification of qualifiable assets and liabilities; determination of the risk to be hedged; selection of quantitative models for effectiveness assessment.

- **Cash flow hedge:** the effective portion of gains or losses on hedging instrument is recognized directly in Other Comprehensive Income (hedge reserve). The ineffective portion or hedge components excluded from the assessment of effectiveness are recognized in income.

To evaluate the effectiveness of the cash flow hedge, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method.

At the time the corresponding income or expense of the hedged financial item affects income, the hedge reserve is reclassified to Income on Financial Assets and Liabilities at Fair Value through Profit or Loss. For non-financial hedged items, the hedge reserve is incorporated into the initial cost of the corresponding asset or liability.

If the accounting hedge is discontinued, the hedge reserve will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur.

- **Hedge of net investment in foreign operations:** is accounted for in a manner similar to a cash flow hedge: the effective portion of hedge instrument gains or losses is recorded directly in Other Comprehensive Income (hedge reserve). The ineffective portion or hedge components excluded from the effectiveness analysis are recognized in income.

To evaluate the effectiveness of the hedge of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses the dollar offset method.

In the period the foreign operation is partially or completely disposed of, hedge is discontinued, and the hedge reserve is reclassified proportionally to income.

- **Fair value hedge:** gains or losses arising from the measurement at fair value of the covered item, which correspond to the effective portion of the hedge, are recognized in income.

If the accounting hedge is discontinued, any adjustment in the book value of the covered item should be amortized in income.

To evaluate the effectiveness of the fair value hedge, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method.

V - Other non-financial assets

Other non-financial assets are composed of Prepaid expenses, Sundry domestic, Lease right-of-use, Encrypted digital assets, Assets held for sale, amonng others.

Encrypted digital assets can be used as a means of exchange or value reserve and are acquired for trading. Recognition and measurement are carried at fair value. Subsequent appreciation and depreciation are recognized in income for the period.

Assets Held for Sale are registered upon their receipt in the settlement of financial assets or by the decision to sell own assets. These assets are initially accounted for at the lower of: (i) the fair value of the good less the estimated selling costs (ii) their book value.

ITAÚ UNIBANCO HOLDING exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering, when applicable, evaluation reports and the likelihood of definitive hindrance to sale.

VI - Investments in associates and joint ventures

Associates are companies in which ITAÚ UNIBANCO HOLDING has a significant influence, mainly represented by participation in the Board of Directors or Executive Board, and in the processes of development of operating and financial policies, including the distribution of dividends, provided that they are not considered rights to protect minority interest.

Joint ventures are arrangements in which the parties are entitled to the net assets of the business, which is jointly controlled, this is, decisions about the business are made unanimously between the parties, regardless their percentage of interest.

Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method.

VII - Lease operations (Lessee)

To conduct its commercial activities, ITAÚ UNIBANCO HOLDING is the lessee, mainly of real estate (underlying assets) in the execution of the contract; future rent payments are recognized at present value discounted by an average funding rate (incremental rate) in the heading Other liabilities and the financial expense is recognized in income. In counterparty to this financial liability, a right of use is recognized, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. In cases the underlying asset is of low value (except real estate), payments are recognized in liabilities as a counterparty to expense, when due.

To establish the lease period, ITAÚ UNIBANCO HOLDING considers the non-cancellable period of the contract, the expectation of renewal, contractual termination, and the expected vacancy period, as the case may be.

The main judgments exercised in lease operations are: determination of the discount rate that reflects the cost that would be incurred to buy the asset; establishment of low-value assets; and assessment of the expectation of contractual renewal.

VIII - Fixed assets

Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets.

ITAÚ UNIBANCO HOLDING recognizes in fixed assets expenses that increase (i) productivity, (ii) efficiency or (iii) the useful life of the asset for more than one fiscal year.

The main judgements are about the definition of the residual values and useful life of assets.

IX - Goodwill and Intangible assets

Goodwill is generated in business combinations and acquisitions of ownership interests in associates and joint ventures. It represents the future economic benefits expected from the transaction that are neither individually identified nor separately recognized, not being amortized.

Intangible assets are immaterial goods acquired or internally developed, they include the Association for the promotion and offer of financial products and services, softwares and rights for acquisition of payrolls.

Intangible assets are measured at amortized cost after initial recognition and amortized using the straight-line method over their estimated useful lives.

X - Impairment of non-financial assets

The recoverable amount of investments in associates and joint ventures, right-of-use assets, fixed assets, goodwill and intangible assets is assessed semiannually or when there is an indication of loss. The assessment is conducted individually by asset class whenever possible or by cash-generating unit (CGU).

To assess the recoverable amount, ITAÚ UNIBANCO HOLDING considers the materiality of the assets, except for goodwill, which is evaluated regardless of its amount. The main internal and external indications which can impact the recoverable amount are: business strategies established by management; obsolescence and/or disuse of software/hardware; and the macroeconomic, market and regulatory scenario.

Depending on the asset class, the recoverable amount is estimated using especially the methodologies: Discounted Cash Flow, Multiple and Dividend Flow, using a discount rate that in general reflects financial and economic variables, such as risk-free interest rate and a risk premium.

The assessment of recoverable amount reflects the Management's best estimate for the expected future cash flows from individual assets or CGU, as the case may be.

The main judgments exercised in the assessment of recoverable amount of non-financial assets are: the choice of the most appropriate methodology, the discount rate and assumptions for cash inflows and outflows.

XI - Insurance contracts and private pension

To measure the groups of insurance contracts and private pension, ITAÚ UNIBANCO HOLDING uses the three measurement approaches below, considering the characteristics of the contracts:

- **Standard Model (Building Block Approach - BBA):** insurance contracts without direct participation feature with coverage longer than 1 year or that are onerous. The Insurance portfolio basically includes Life, Health, Credit Life and Housing, the first two of which are onerous. The Private Pension portfolio includes Traditional Plans and Death and Disability Risk Coverage Plans, the former being onerous. Insurance contracts and private pension classified as onerous are not actively sold, and the contractual conditions of the life insurance contracts in force are different and classified as profitable.

- **Variable Fee Approach (VFA):** applicable to insurance contracts with direct participation features are insurance contracts that are substantially investment-related service contracts under which an entity promises an investment return based on underlying items. ITAÚ UNIBANCO HOLDING applies this approach to the Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL) private pension plans, whose contributions are remunerated at the fair value of the investment fund specially organized in which funds are invested and the insured party has the possibility of earning income after the accumulation period.

- **Simplified Model (Premium Allocation Approach - PAA):** insurance contracts and reinsurance contracts held, whose coverage periods are equal to or less than one year or when they produce results similar to those that would be obtained if the standard model were used, comprising mainly: Personal Accidents and Protected Card. As these are short-term contracts, Liability for Remaining Coverage are not discounted at present value. However, the cash flows of Liability for Incurred Claims are discounted at present value and adjusted to reflect non-financial risks, since they have payments that are made one year after a claim occurs.

The initial recognition of groups of insurance contracts and private pension is performed by the total of:

- Contractual service margin, which represents the unearned profit that will be recognized as it provides insurance contract service in the future.

- Fulfillment cash flows, composed of the present value of estimated cash inflows and outflows of funds over the period covered by the portfolio, risk adjusted for non-financial risk. The risk adjustment for non-financial risk is the compensation that the entity requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk.

The Assets and Liabilities of insurance contracts and private pension are subsequently segregated between:

- Asset or Liability for Remaining Coverage: represented by the fulfillment cash flows related to future services and the contractual service margin. The appropriation of the contractual service margin and losses (or reversals) in onerous contracts are recognized in the Operating Income from Insurance Contracts and Private Pension, net of Reinsurance. In the Private Pension PGBL and VGBL portfolios, the contractual service margin is recognized according to the provision of the management service and insurance risks, and in the other portfolios, recognition is on a straight-line basis over the term of the contract.

- Asset or Liability for Incurred Claims: represented by the fulfillment cash flows referring to services already provided, that are, amounts pending financial settlement related to claims and other expenses incurred. Changes in the fulfillment cash flows, including those arising from an increase in the amount recognized due to claims and expenses incurred in the period, are recognized in the Operating Income from Insurance Contracts and Private Pension, net of Reinsurance.

To estimate fulfillment cash flows and expected profitability (contractual service margin), ITAÚ UNIBANCO HOLDING uses actuarial models and assumptions, exercising judgment mainly to establish: (i) the aggregation of contracts; (ii) the period of service provided; (iii) discount rate; (iv) actuarial calculation models; (v) risk adjustment for non-financial risk models and confidence levels; (vi) the group's level of profitability; and (vii) contract coverage unit. The main assumptions used are: (i) inflow assumptions: contributions and premiums; (ii) outflow

assumptions: conversion rates into income, redemptions, cancellation rate and loss ratio; (iii) discount rate; (iv) biometric tables; and (v) risk adjustment for non-financial risk.

Regarding the assessment components separation of an insurance contract, the investment component that exists in ITAÚ UNIBANCO HOLDING's private pension contracts of is highly interrelated with the insurance component, that is, the investment component (accumulation phase) is necessary to measure the payments to be made to the insured party (benefit granting phase).

The assumptions used in the measurement of insurance contracts and private pension are reviewed periodically and are based on best practices and analysis of the experience of ITAÚ UNIBANCO HOLDING.

The discount rate used by ITAÚ UNIBANCO HOLDING to bring the projected cash flows from insurance contracts and private pension to present value is obtained by building a Term Structure of Interest Rates with internal modeling, which represents a set of vertices that contain the expectation of an interest rate associated with the term of portfolio (or maturity). In addition to considering the characteristics of the indexing units of each portfolio (IGPM, IPCA and TR), the discount rate has a component that aims at reflecting the differences between the liquidity characteristics of the financial instruments that substantiate the rates observed in the market and the liquidity characteristics of insurance contracts (a "bottom-up" approach).

Specifically for insurance products, cash flows are projected using the method known as the run-off triangle on a quarterly basis. For private pension plans, cash flows are projected based on assumptions applicable to the product.

Risk adjustment for non-financial risk is obtained by resampling based on claims data with portfolio by grouping, using the Monte Carlo statistical method. Resampling is brought to present value using the discount rate applied to future cash flows. Based on this, percentiles proportional to the confidence level are calculated, determined in an interval between 60% and 70%, depending on the group.

Biometric tables represent the probability of death, survival or disability of an insured party. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted by the criterion of development of longevity expectations of the G Scale, and for the estimates of entry into disability, the Álvaro Vindas table is used.

The conversion rate into income reflects the historical expectation of converting the balances accumulated by insured parties into retirement benefits, and the decision is influenced by behavioral, economic and tax factors.

XII - Provisions, contingent assets and contingent liabilities

Provisions and contingent liabilities are assessed based on the Management's best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations:

- Probable: a provision is recognized.
- Possible: no provision is recognized, and contingent liabilities are disclosed in the Financial Statements.
- Remote: no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements.

Provisions and contingent liabilities are estimated in a mass or individualized basis:

- **Mass Lawsuits:** civil lawsuits and labor claims with similar characteristics, whose individual amounts are not relevant. The expected amount of the loss is estimated on a monthly basis, according to statistical model. Civil and labor provision and contingencies are adjusted to the amount of the performance guarantee deposit when it is made. For civil lawsuits, their nature, and characteristics of the court in which they are being processed (Small Claims Court or Ordinary Court) is observed. For labor claims, the estimated amount is reassessed considering the court decisions rendered.

- **Individual Lawsuits:** civil lawsuits, labor claims, tax claims and social security lawsuits with peculiar characteristics or relevant amounts. For civil lawsuits and labor claims, the expected amount of the loss is periodically estimated, as the case may be, based on the determination of the amount claimed and the particularities of the lawsuits. The likelihood of loss is assessed according to the characteristics of facts and points of law regarding that lawsuit. Tax and social security lawsuits are assessed individually and are accounted for at the amount due.

Assets pledged as guarantees of civil lawsuits, labor claims, tax claims and social security lawsuits should be conducted in court and are retained until a definitive court decision is made. Cash deposits, surety insurance, sureties and government securities are offered, and in case of unfavorable decision, the amount is paid to the counterparty. The amount of judicial deposits is updated in accordance with the regulations in force.

Civil, labor, tax, and social security provisions, guaranteed by indemnity clauses in privatization and other procedures, in which there is liquidity, are recognized upon judicial notice, simultaneously with amounts receivable, not having effect on income.

The main judgments exercised in the measurement of provisions and contingencies are: assessment of the probability of loss; aggregation of mass lawsuits; selection of the statistical model for loss assessment; and estimated provisions amount.

Information on provisions and contingencies for legal proceedings are detailed in Note 29.

XIII - Income tax and social contribution

The provision for income tax and social contribution is composed for current taxes, which are recovered or paid during the reporting period, and deferred taxes, represented by deferred tax assets and liabilities, arising from the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period.

Deferred tax assets may arise from: temporary differences, which may be deductible in future periods, and income tax losses and social contribution tax loss on net income, which may be offset in the future.

The expected realization of deferred tax assets is estimated based on the projection of future taxable profits and other technical studies, observing the history of profitability for each subsidiary and for the consolidated taken as whole.

The main assumptions considered in the projections of future taxable income are: macroeconomic variables, exchange rates, interest rates, volume of financial operations, service fees, internal business information, among others, which may present variations in relation to actual data and amounts.

The main judgments that ITAÚ UNIBANCO HOLDING exercises in recognition of deferred tax assets and liabilities are: identification of deductible and taxable temporary differences in future periods; and evaluation of the likelihood of the existence of future taxable profit against which the deferred tax assets may be used.

The income tax and social contribution expense is recognized in the Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Other Comprehensive Income, which will be recognized in income upon realization of the gain/loss on the instruments.

Changes in tax legislation and rates are recognized in the period in which they are enacted.

In cases where tax treatment of a tax is uncertain, ITAÚ UNIBANCO HOLDING assesses the need for recognizing a provision to cover this uncertainty.

XIV - Post-employment benefits

ITAÚ UNIBANCO HOLDING sponsors post-employment benefit plans for employees in Defined Benefit, Defined Contribution and Variable Contribution modalities.

The present value of obligations, net of fair value of assets, is recognized in the actuarial liabilities according to the characteristics of the plan and actuarial estimates. When the fair value of the plan assets exceeds the present value of obligations, an asset is recognized, limited to the rights of ITAÚ UNIBANCO HOLDING.

Actuarial estimates are based on assumptions of the following nature: (i) demographic: mainly the mortality table; and (ii) financial: the most relevant ones are the projection of inflation and the discount rate used to determine the present value of the obligations that considers the yields of government securities and the maturity of respective obligations.

Annual remeasurements of the plans are recognized under Stockholders' Equity, in other Comprehensive Income.

The main judgments exercised in calculating the obligation of post-employment benefit plans are: selection of the mortality table and the discount rate.

XV - Share-based payments

Share-based payments are measured at the fair value, with recognition in Stockholders' Equity during the vesting period of the instruments.

In case the manager or employee leaves before the end of the vesting period, ITAÚ UNIBANCO HOLDING exercises judgment on the departure conditions, considering the specificity of each plan.

The plans are settled with shares and are made up of variable compensation programs in shares and partner program.

XVI - Treasury shares

The purchase and sale of common and preferred shares are recorded in Stockholders' Equity under Treasury shares at average share price.

The difference between the sale price and the average price of the treasury shares is accounted for as a reduction or increase in Capital Reserves. The cancellation of treasury shares is conducted at the average price of shares and its effect is accounted for in Capital Reserves.

XVII - Capital compensation

ITAÚ UNIBANCO HOLDING compensates its shareholders with dividends and Interest on Capital. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of Stockholders' Equity in the Consolidated Financial Statements.

Dividends are calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards.

Minimum dividend amounts ascertained based on percentages established in the bylaws are recorded as liabilities. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors.

Dividends and interest on capital are presented in Note 19.

XVIII - Commissions and banking fees

Commissions and Banking Fees are recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. Incremental costs, when material, are recognized in assets and appropriated in income according to the expected term of the contract.

Service revenues related to credit cards, debit, current account, economic, financial and brokerage advisory are recognized when said services are provided.

Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.

ITAÚ UNIBANCO HOLDING exercises judgment to identify whether the performance obligation is satisfied over the life of the contract or at the time the service is provided.

Note 3 - Business development

Banco Itaú Chile

ITAÚ UNIBANCO HOLDING began controlling Banco Itaú Chile (ITAÚ CHILE) on April 1st, 2016, after the execution of a shareholders' agreement with Corp Group. In July 2022, the shareholders' agreement was fully terminated and ITAÚ UNIBANCO HOLDING, after a series of corporate events, now holds 65.62% of ITAÚ CHILE's capital.

During 2023, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired a total of 3,707,104 shares and 554,650 ADS (equivalent to 184,883 shares), including through the voluntary offering for the acquisition of shares, for the total amount of R$ 193 (CLP 33,012 million), then holding 67.42% of ITAÚ CHILE's capital.

Acquisition of Ideal Holding Financeira S.A.

On January 13, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Corretora de Valores S.A., entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in two phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 50.1% of IDEAL's total voting capital for R$ 700, starting to hold control of the company. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL's capital.

IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform.

The management and development of IDEAL's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders' Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services.

The effective acquisitions and financial settlements occured on March 31, 2023, after the required regulatory approvals are received.

Zup I.T. Serviços em Tecnologia e Inovação S.A.

On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement for 100% of Zup I.T. Serviços em Tecnologia e Inovação S.A.'s (ZUP) capital in three phases, and the first phase, was performed in March 2020, granted control to ITAÚ UNIBANCO HOLDING.

In 2023, ITAÚ UNIBANCO HOLDING increased its ownership interest by 20.57% (2,228,342 shares) for the amount of R$ 199, then holding 72.51%.

In 2024, there was a dilution of 1.32% (issuance of 200,628 new shares) in the ownership interest of ITAÚ UNIBANCO HOLDING and the completion of the third stage, with the acquisition of the remaining ownership interest of 28.81% (3,178,623 shares) in the ZUP's capital for the amount of R$ 312.

The effective acquisitions occurred on May 31, 2023, June 14, 2023 and March 28, 2024.

Totvs Techfin S.A.

On April 12, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., with TOTVS S.A. (TOTVS) entered into an agreement for the organization of a joint venture, called Totvs Techfin S.A. (TECHFIN), which combined technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

TOTVS contributed with assets of its current TECHFIN operation to a company of which ITAÚ UNIBANCO HOLDING became a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING paid TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN.

The effective acquisition and financial settlement occurred on July 31, 2023, after the required regulatory approvals.

Banco Itaú Argentina S.A.

After obtaining the authorization of the Central Bank of the Argentine Republic on November 2, 2023, ITAÚ UNIBANCO HOLDING, through Itaú Unibanco S.A., consummated the operation for disposing of the totality of their shares held in Banco Itaú Argentina S.A. and its controlled companies to Banco Macro S.A.

On November 3, 2023, ITAÚ UNIBANCO HOLDING received from Banco Macro S.A., for the completion of the transaction, the approximate amount of R$ 253 (US$ 50 million), thus generating an impact on the result of the third quarter of 2023 of R$ (1,211).

Avenue Holding Cayman Ltd

On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired 35% of AVENUE's capital, which became a joint venture, for approximately R$ 563. In the second phase, after two years, ITAÚ UNIBANCO HOLDING will acquire additional ownership interest of 15.1%, then holding control with 50.1% of AVENUE's capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

Regulatory approvals were completed on October 31, 2023, and the process for the acquisition and financial settlement occurred on November 30, 2023.

Note 4 - Interbank deposits and securities purchased under agreements to resell

	06/30/2024			12/31/2023		
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell	**248,117**	**448**	**248,565**	**238,227**	**81**	**238,308**
Collateral held	97,623	448	98,071	79,577	23	79,600
Collateral repledge	**110,516**	**-**	**110,516**	**125,753**	**58**	**125,811**
Assets received as collateral with right to sell or repledge	14,335	-	14,335	3,733	-	3,733
Assets received as collateral without right to sell or repledge	96,181	-	96,181	122,020	58	122,078
Collateral sold	39,978	-	39,978	32,897	-	32,897
Interbank deposits	50,121	8,893	59,014	43,857	7,143	51,000
Total	**298,238**	**9,341**	**307,579**	**282,084**	**7,224**	**289,308**

In the total portfolio, includes losses in the amounts of R$ (8) (R$ (20) at 12/31/2023).

Note 5 - Financial assets at fair value through profit or loss - Securities

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

a) Financial assets at fair value through profit or loss - Securities

	06/30/2024			12/31/2023		
	Cost	Adjustments to Fair Value (in Income)	Fair value	Cost	Adjustments to Fair Value (in Income)	Fair value
Investment funds	**31,014**	**(526)**	**30,488**	**27,041**	**(471)**	**26,570**
Brazilian government securities	**364,078**	**(2,366)**	**361,712**	**340,818**	**1,274**	**342,092**
Government securities – Latin America	**3,649**	**(1)**	**3,648**	**2,854**	**21**	**2,875**
Government securities – Abroad	**1,505**	**10**	**1,515**	**2,599**	**(37)**	**2,562**
Corporate securities	**151,427**	**(4,141)**	**147,286**	**141,467**	**(3,814)**	**137,653**
Shares	27,007	(831)	26,176	27,844	(1,309)	26,535
Rural product note	1,060	(12)	1,048	4,192	11	4,203
Bank deposit certificates	159	-	159	128	-	128
Real estate receivables certificates	2,186	(84)	2,102	1,655	(64)	1,591
Debentures	89,178	(3,163)	86,015	79,026	(2,478)	76,548
Eurobonds and other	1,739	(14)	1,725	2,460	4	2,464
Financial bills	26,702	8	26,710	22,552	-	22,552
Promissory and commercial notes	1,827	(3)	1,824	2,611	(9)	2,602
Other	1,569	(42)	1,527	999	31	1,030
Total	**551,673**	**(7,024)**	**544,649**	**514,779**	**(3,027)**	**511,752**

The Securities pledged as Guarantee of Funding of Financial Institutions and Customers and Post-employment benefits (Note 26b), are: a) Brazilian government securities R$ 117,003 (R$ 118,798 at 12/31/2023), b) Government securities - Latin America R$ 1,385 (R$ 87 at 12/31/2023) and c) Corporate securities R$ 9,856 (R$ 11,788 at 12/31/2023), totaling R$ 128,244 (R$ 130,673 at 12/31/2023).

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities were as follows:

	06/30/2024		12/31/2023	
	Cost	Fair value	Cost	Fair value
Current	**149,582**	**148,075**	**129,409**	**127,597**
Non-stated maturity	43,957	42,599	44,899	43,119
Up to one year	105,625	105,476	84,510	84,478
Non-current	**402,091**	**396,574**	**385,370**	**384,155**
From one to five years	305,410	302,549	289,917	289,490
From five to ten years	64,930	63,938	62,474	62,451
After ten years	31,751	30,087	32,979	32,214
Total	**551,673**	**544,649**	**514,779**	**511,752**

Financial assets at fair value through profit or loss - Securities include assets with a fair value of R$ 269,543 (R$ 253,287 at 12/31/2023) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

Note 6 - Derivatives

ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures - Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards - Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash.

Swaps - Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts.

Options - Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices.

Credit Derivatives - Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permit one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 25,002 (R$ 24,812 at 12/31/2023) and was basically composed of government securities.

Further information on parameters used to manage risks, may be found in Note 32 – Risk and Capital Management.

a) Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	06/30/2024							
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets								
Swaps – adjustment receivable	41,927	60.3%	523	1,436	1,446	6,700	5,509	26,313
Option agreements	13,237	19.0%	4,711	2,005	3,235	1,736	1,198	352
Forwards	5,903	8.5%	5,313	514	21	2	1	52
Credit derivatives	381	0.5%	-	-	10	36	37	298
NDF - Non Deliverable Forward	7,675	11.0%	2,145	1,461	1,331	1,632	691	415
Other Derivative Financial Instruments	504	0.7%	216	18	12	7	6	245
Total	**69,627**	**100.0%**	**12,908**	**5,434**	**6,055**	**10,113**	**7,442**	**27,675**
% per maturity date			18.6%	7.8%	8.7%	14.5%	10.7%	39.7%

	06/30/2024							
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities								
Swaps – adjustment payable	(40,542)	60.9%	(616)	(1,514)	(1,586)	(5,900)	(6,539)	(24,387)
Option agreements	(12,258)	18.5%	(1,627)	(1,090)	(6,483)	(1,815)	(723)	(520)
Forwards	(5,153)	7.8%	(5,103)	-	-	(1)	(2)	(47)
Credit derivatives	(432)	0.7%	-	-	(38)	(69)	(14)	(311)
NDF - Non Deliverable Forward	(7,881)	11.9%	(2,037)	(1,617)	(1,280)	(1,936)	(675)	(336)
Other Derivative Financial Instruments	(144)	0.2%	(3)	(4)	(2)	(2)	(7)	(126)
Total	**(66,410)**	**100.0%**	**(9,386)**	**(4,225)**	**(9,389)**	**(9,723)**	**(7,960)**	**(25,727)**
% per maturity date			14.2%	6.4%	14.1%	14.6%	12.0%	38.7%

	12/31/2023							
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets								
Swaps – adjustment receivable	37,957	68.7%	4,310	1,063	1,177	2,915	7,921	20,571
Option agreements	7,718	14.0%	1,374	3,095	675	1,638	710	226
Forwards	3,274	5.9%	3,129	85	32	9	-	19
Credit derivatives	282	0.5%	2	-	5	11	73	191
NDF - Non Deliverable Forward	5,378	9.7%	1,048	1,191	1,025	1,032	789	293
Other Derivative Financial Instruments	642	1.2%	464	2	7	8	7	154
Total	**55,251**	**100.0%**	**10,327**	**5,436**	**2,921**	**5,613**	**9,500**	**21,454**
% per maturity date			18.7%	9.8%	5.3%	10.2%	17.2%	38.8%

	12/31/2023							
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities								
Swaps – adjustment payable	(35,741)	63.8%	(3,231)	(745)	(1,245)	(2,074)	(6,476)	(21,970)
Option agreements	(8,972)	20.4%	(903)	(775)	(1,542)	(4,693)	(595)	(464)
Forwards	(2,982)	5.3%	(2,965)	-	-	-	(1)	(16)
Credit derivatives	(149)	0.5%	-	-	(1)	(2)	(32)	(114)
NDF - Non Deliverable Forward	(4,478)	9.6%	(887)	(812)	(1,037)	(1,027)	(443)	(272)
Other Derivative Financial Instruments	(153)	0.4%	(2)	(4)	(4)	(2)	(6)	(135)
Total	**(52,475)**	**100.0%**	**(7,988)**	**(2,336)**	**(3,829)**	**(7,798)**	**(7,553)**	**(22,971)**
% per maturity date			15.2%	4.5%	7.3%	14.9%	14.4%	43.7%

b) Derivatives by index and Risk Factor

	Off-balance sheet / notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	06/30/2024			
Future contracts	**882,763**	**-**	**-**	**-**
Purchase commitments	**263,076**	**-**	**-**	**-**
Shares	12,681	-	-	-
Commodities	1,280	-	-	-
Interest	222,860	-	-	-
Foreign currency	26,255	-	-	-
Commitments to sell	**619,687**	**-**	**-**	**-**
Shares	12,110	-	-	-
Commodities	5,501	-	-	-
Interest	574,945	-	-	-
Foreign currency	27,131	-	-	-
Swap contracts		**(4,692)**	**6,077**	**1,385**
Asset position	**2,860,215**	**20,725**	**21,202**	**41,927**
Shares	1,315	118	(37)	81
Commodities	110	3	2	5
Interest	2,642,960	14,950	17,003	31,953
Foreign currency	215,830	5,654	4,234	9,888
Liability position	**2,860,215**	**(25,417)**	**(15,125)**	**(40,542)**
Shares	5,582	(1,151)	697	(454)
Commodities	1,615	(45)	12	(33)
Interest	2,606,284	(16,972)	(11,510)	(28,482)
Foreign currency	246,734	(7,249)	(4,324)	(11,573)
Option contracts	**4,128,474**	**981**	**(2)**	**979**
Purchase commitments – long position	**148,416**	**8,848**	**3,227**	**12,075**
Shares	48,758	7,384	2,621	10,005
Commodities	3,497	121	26	147
Interest	51,661	106	57	163
Foreign currency	44,500	1,237	523	1,760
Commitments to sell – long position	**1,917,132**	**2,464**	**(1,302)**	**1,162**
Shares	54,869	1,253	(466)	787
Commodities	2,227	65	(11)	54
Interest	1,830,812	467	(410)	57
Foreign currency	29,224	679	(415)	264
Purchase commitments – short position	**137,102**	**(6,745)**	**(4,153)**	**(10,898)**
Shares	47,970	(5,603)	(3,400)	(9,003)
Commodities	2,610	(96)	(12)	(108)
Interest	46,285	(45)	(53)	(98)
Foreign currency	40,237	(1,001)	(688)	(1,689)
Commitments to sell – short position	**1,925,824**	**(3,586)**	**2,226**	**(1,360)**
Shares	52,176	(2,105)	1,307	(798)
Commodities	3,295	(117)	2	(115)
Interest	1,832,910	(434)	389	(45)
Foreign currency	37,443	(930)	528	(402)
Forward operations	**9,115**	**747**	**3**	**750**
Purchases receivable	**2,133**	**3,018**	**(2)**	**3,016**
Shares	46	46	(2)	44
Interest	2,087	2,972	-	2,972
Purchases payable obligations	**-**	**(2,099)**	**1**	**(2,098)**
Shares	-	(1)	-	(1)
Commodities	-	(11)	-	(11)
Interest	-	(2,087)	1	(2,086)
Sales receivable	**2,626**	**2,887**	**-**	**2,887**
Shares	286	282	-	282
Commodities	16	16	-	16
Interest	-	2,589	-	2,589
Foreign currency	2,324	-	-	-
Sales deliverable obligations	**4,356**	**(3,059)**	**4**	**(3,055)**
Shares	1	(1)	-	(1)
Interest	2,589	(3,058)	5	(3,053)
Foreign currency	1,766	-	(1)	(1)
Credit derivatives	**77,316**	**(194)**	**143**	**(51)**
Asset position	**52,440**	**470**	**(89)**	**381**
Shares	4,990	84	85	169
Commodities	17	-	-	-
Interest	47,433	386	(174)	212
Liability position	**24,876**	**(664)**	**232**	**(432)**
Shares	1,533	(27)	(4)	(31)
Commodities	6	-	-	-
Interest	23,337	(637)	236	(401)
NDF - Non Deliverable Forward	**485,465**	**(371)**	**165**	**(206)**
Asset position	**237,461**	**7,387**	**288**	**7,675**
Commodities	2,918	241	(21)	220
Foreign currency	234,543	7,146	309	7,455
Liability position	**248,004**	**(7,758)**	**(123)**	**(7,881)**
Commodities	3,623	(235)	30	(205)
Foreign currency	244,381	(7,523)	(153)	(7,676)
Other derivative financial instruments	**10,047**	**166**	**194**	**360**
Asset position	**7,781**	**176**	**328**	**504**
Shares	913	(1)	18	17
Commodities	133	-	6	6
Interest	5,706	177	(14)	163
Foreign currency	1,029	-	318	318
Liability position	**2,266**	**(10)**	**(134)**	**(144)**
Shares	1,803	(3)	(19)	(22)
Commodities	161	-	(6)	(6)
Interest	280	(6)	(25)	(31)
Foreign currency	22	(1)	(84)	(85)
	Asset	**45,975**	**23,652**	**69,627**
	Liability	**(49,338)**	**(17,072)**	**(66,410)**
	Total	**(3,363)**	**6,580**	**3,217**

Derivative contracts mature as follows (in days):

Off-balance sheet / notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	06/30/2024
Future contracts	156,388	294,939	222,135	209,301	882,763
Swap contracts	157,065	612,302	569,071	1,521,777	2,860,215
Option contracts	1,715,891	1,498,364	876,538	37,681	4,128,474
Forwards (onshore)	5,796	2,610	1	708	9,115
Credit derivatives	-	14,481	21,072	41,763	77,316
NDF - Non Deliverable Forward	157,877	182,675	86,865	58,048	485,465
Other derivative financial instruments	829	1,201	458	7,559	10,047

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	12/31/2023			
Future contracts	**844,005**	**-**	**-**	**-**
Purchase commitments	**267,803**	**-**	**-**	**-**
Shares	6,721	-	-	-
Commodities	774	-	-	-
Interest	236,105	-	-	-
Foreign currency	24,203	-	-	-
Commitments to sell	**576,202**	**-**	**-**	**-**
Shares	6,580	-	-	-
Commodities	4,982	-	-	-
Interest	547,150	-	-	-
Foreign currency	17,490	-	-	-
Swap contracts		**230**	**1,986**	**2,216**
Asset position	**2,396,474**	**19,890**	**18,067**	**37,957**
Shares	369	7	6	13
Commodities	708	19	1	20
Interest	2,213,528	17,807	15,079	32,886
Foreign currency	181,869	2,057	2,981	5,038
Liability position	**2,396,474**	**(19,660)**	**(16,081)**	**(35,741)**
Shares	3,416	(612)	405	(207)
Commodities	2,088	(37)	4	(33)
Interest	2,175,623	(17,168)	(13,225)	(30,393)
Foreign currency	215,347	(1,843)	(3,265)	(5,108)
Option contracts	**1,648,851**	**(1,005)**	**(249)**	**(1,254)**
Purchase commitments – long position	**226,918**	**4,313**	**688**	**5,001**
Shares	42,955	3,072	1,529	4,601
Commodities	3,130	280	(123)	157
Interest	146,915	241	(103)	138
Foreign currency	33,918	720	(615)	105
Commitments to sell – long position	**588,977**	**3,364**	**(647)**	**2,717**
Shares	45,623	2,332	(887)	1,445
Commodities	1,409	55	5	60
Interest	521,735	306	74	380
Foreign currency	20,210	671	161	832
Purchase commitments – short position	**212,969**	**(4,679)**	**(447)**	**(5,126)**
Shares	41,220	(2,905)	(1,048)	(3,953)
Commodities	1,799	(79)	(2)	(81)
Interest	140,310	(1,001)	123	(878)
Foreign currency	29,640	(694)	480	(214)
Commitments to sell – short position	**619,987**	**(4,003)**	**157**	**(3,846)**
Shares	46,400	(2,776)	653	(2,123)
Commodities	2,947	(122)	(48)	(170)
Interest	545,656	(340)	(51)	(391)
Foreign currency	24,984	(765)	(397)	(1,162)
Forward operations	**6,022**	**290**	**2**	**292**
Purchases receivable	**2,533**	**2,602**	**(2)**	**2,600**
Shares	38	38	(2)	36
Interest	2,495	2,564	-	2,564
Purchases payable obligations	**-**	**(2,511)**	**-**	**(2,511)**
Commodities	-	(16)	-	(16)
Interest	-	(2,495)	-	(2,495)
Sales receivable	**2,869**	**671**	**3**	**674**
Shares	225	223	-	223
Commodities	16	16	3	19
Interest	1	432	-	432
Foreign currency	2,627	-	-	-
Sales deliverable obligations	**620**	**(472)**	**1**	**(471)**
Interest	431	(472)	1	(471)
Foreign currency	189	-	-	-
Credit derivatives	**53,033**	**(17)**	**150**	**133**
Asset position	**38,069**	**(196)**	**478**	**282**
Shares	4,255	69	75	144
Commodities	15	-	-	-
Interest	33,799	(265)	403	138
Liability position	**14,964**	**179**	**(328)**	**(149)**
Shares	1,347	(18)	(12)	(30)
Commodities	1	-	-	-
Interest	13,616	197	(316)	(119)
NDF - Non Deliverable Forward	**316,620**	**682**	**218**	**900**
Asset position	**175,223**	**4,769**	**609**	**5,378**
Commodities	2,406	269	(45)	224
Foreign currency	172,817	4,500	654	5,154
Liability position	**141,397**	**(4,087)**	**(391)**	**(4,478)**
Commodities	2,734	(134)	(12)	(146)
Foreign currency	138,663	(3,953)	(379)	(4,332)
Other derivative financial instruments	**8,415**	**180**	**309**	**489**
Asset position	**6,279**	**188**	**454**	**642**
Shares	855	-	17	17
Commodities	196	-	4	4
Interest	5,194	188	(33)	155
Foreign currency	34	-	466	466
Liability position	**2,136**	**(8)**	**(145)**	**(153)**
Shares	1,385	(1)	(14)	(15)
Commodities	209	-	(4)	(4)
Interest	382	(7)	(15)	(22)
Foreign currency	160	-	(112)	(112)
	Asset	**35,601**	**19,650**	**55,251**
	Liability	**(35,241)**	**(17,234)**	**(52,475)**
	Total	**360**	**2,416**	**2,776**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	**0 - 30**	**31 - 180**	**181 - 365**	**Over 365 days**	**12/31/2023**
Future contracts	257,896	282,162	98,490	205,457	844,005
Swap contracts	363,159	529,896	232,080	1,271,339	2,396,474
Option contracts	1,043,317	201,220	371,901	32,413	1,648,851
Forwards	3,291	977	1,738	16	6,022
Credit derivatives	3,919	827	8,228	40,059	53,033
NDF - Non Deliverable Forward	116,815	110,717	51,623	37,465	316,620
Other derivative financial instruments	218	706	873	6,618	8,415

c) Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	06/30/2024						
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	**882,679**	**1,133,406**	**4,011,944**	**4,422**	**34,073**	**148,404**	**-**
Over-the-counter market	**84**	**1,726,809**	**116,530**	**4,693**	**43,243**	**337,061**	**10,047**
Financial institutions	78	1,513,140	68,708	4,677	42,186	143,230	5,419
Companies	6	191,219	45,072	16	1,057	189,135	4,628
Individuals	-	22,450	2,750	-	-	4,696	-
Total	**882,763**	**2,860,215**	**4,128,474**	**9,115**	**77,316**	**485,465**	**10,047**

	12/31/2023						
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	**843,998**	**1,270,415**	**1,567,679**	**3,080**	**23,672**	**97,152**	**-**
Over-the-counter market	**7**	**1,126,059**	**81,172**	**2,942**	**29,361**	**219,468**	**8,415**
Financial institutions	-	972,002	45,513	2,926	29,361	87,784	5,225
Companies	7	137,068	33,826	16	-	129,034	3,190
Individuals	-	16,989	1,833	-	-	2,650	-
Total	**844,005**	**2,396,474**	**1,648,851**	**6,022**	**53,033**	**316,620**	**8,415**

d) Credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, to manage and mitigate its portfolios' risk.

CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.

TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor's and Fitch Ratings.

	06/30/2024				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	25,396	3,418	8,464	13,314	200
TRS	30,966	30,966	-	-	-
Total by instrument	**56,362**	**34,384**	**8,464**	**13,314**	**200**
By risk rating					
Investment grade	3,916	605	1,405	1,861	45
Below investment grade	52,446	33,779	7,059	11,453	155
Total by risk	**56,362**	**34,384**	**8,464**	**13,314**	**200**
By reference entity					
Brazilian government	49,791	33,202	5,828	10,606	155
Governments – abroad	362	18	68	276	-
Private entities	6,209	1,164	2,568	2,432	45
Total by entity	**56,362**	**34,384**	**8,464**	**13,314**	**200**

	12/31/2023				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	20,268	1,141	6,492	12,528	107
TRS	18,738	11,569	7,169	-	-
Total by instrument	**39,006**	**12,710**	**13,661**	**12,528**	**107**
By risk rating					
Investment grade	3,086	55	1,291	1,706	34
Below investment grade	35,920	12,655	12,370	10,822	73
Total by risk	**39,006**	**12,710**	**13,661**	**12,528**	**107**
By reference entity					
Brazilian government	33,341	12,168	11,355	9,745	73
Governments – abroad	193	1	69	123	-
Private entities	5,472	541	2,237	2,660	34
Total by entity	**39,006**	**12,710**	**13,661**	**12,528**	**107**

The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection.

	06/30/2024		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(25,396)	20,954	(4,442)
TRS	(30,966)	-	(30,966)
Total	**(56,362)**	**20,954**	**(35,408)**

	12/31/2023		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(20,268)	14,027	(6,241)
TRS	(18,738)	-	(18,738)
Total	**(39,006)**	**14,027**	**(24,979)**

e) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	06/30/2024					
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	248,565	-	248,565	(2,299)	-	246,266
Derivative financial instruments	69,627	-	69,627	(18,034)	(382)	51,211

	12/31/2023					
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	238,308	-	238,308	(1,504)	-	236,804
Derivative financial instruments	55,251	-	55,251	(16,409)	(356)	38,486

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	06/30/2024					
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	400,021	-	400,021	(36,745)	-	363,276
Derivative financial instruments	66,410	-	66,410	(18,034)	-	48,376

	12/31/2023					
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	362,786	-	362,786	(39,708)	-	323,078
Derivative financial instruments	52,475	-	52,475	(16,409)	-	36,066

1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.
2) Limited to amounts subject to enforceable master offset agreements and other such agreements.
3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivative financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Note 7 - Hedge accounting

The accounting policy on hedge accounting is presented in Note 2c IV.

In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are:

- Interest Rate: Risk of loss in transactions subject to interest rate variations.
- Currency: Risk of loss in transactions subject to foreign exchange variation.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account partial or total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

The other risk factors hedged by the institution are shown in Note 32.

To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments, financial assets and liabilities. Currently Futures Contracts, NDF (Non Deliverable Forwards), Forwards, Swaps and Financial Assets are used.

ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors.

The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty's credit risk and possible mismatches of terms between the hedging instrument and the hedged item.

a) Cash flow hedge

The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows:

Interest rate risks:

- Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts.
- Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts.
- Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts.
- Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts.
- Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts.
- Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts.

- Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates.

*UF – Chilean unit of account / TPM – Monetary policy rate

Strategies	Heading	06/30/2024					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	90,019	482	495	89,538	482
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	56,370	-	(568)	(685)	55,591	(568)
Hedge of loan operations	Loans and lease operations	14,735	-	91	112	14,643	91
Hedge of funding	Deposits	-	8,356	60	(51)	8,404	60
Hedge of assets denominated in UF	Securities	9,608	-	10	10	9,596	10
Foreign exchange risk							
Hedge of highly probable forecast transactions		-	1,489	(124)	51	1,351	(124)
Hedge of funding	Deposits	-	1,479	(15)	(15)	1,465	(15)
Total		**80,713**	**101,343**	**(64)**	**(83)**	**180,588**	**(64)**

Strategies	Heading	12/31/2023					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	119,464	(1,088)	(1,070)	120,550	(1,098)
Hedge of assets transactions	Loans and lease operations and Securities	7,395	-	(4)	(8)	7,394	(8)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	41,761	-	1,132	830	42,570	1,132
Hedge of loan operations	Loans and lease operations	10,449	-	105	211	18,265	104
Hedge of funding	Deposits	-	5,993	(95)	(162)	5,899	(95)
Hedge of assets denominated in UF	Securities	10,664	-	21	21	10,704	21
Foreign exchange risk							
Hedge of highly probable forecast transactions		-	1,287	35	196	1,323	35
Hedge of funding	Deposits	-	2,300	(12)	(12)	2,288	(12)
Total		**70,269**	**129,044**	**176**	**9**	**208,993**	**175**

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, ITAÚ UNIBANCO HOLDING frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ (19) (R$ (167) at 12/31/2023).

Hedge Instruments	06/30/2024						
	Notional amount	Book Value [1]		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	145,129	162	181	(86)	(86)	-	(183)
Forward	4,702	2	-	5	5	-	-
Swaps	27,941	213	-	156	156	-	(33)
Foreign exchange risk							
Futures	1,334	-	17	(124)	(124)	-	(1)
Forward	1,482	-	62	(15)	(15)	-	-
Total	**180,588**	**377**	**260**	**(64)**	**(64)**	**-**	**(217)**

Hedge Instruments	12/31/2023						
	Notional amount	Book Value [1]		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	170,514	53	43	42	42	-	(168)
Forward	10,582	44	-	21	21	-	4
Swaps	24,286	179	101	89	90	(1)	(1)
Foreign exchange risk							
Futures	1,278	-	7	36	36	-	(9)
Forward	2,333	-	276	(13)	(13)	-	-
Total	**208,993**	**276**	**427**	**175**	**176**	**(1)**	**(174)**

1) Amounts recorded under heading Derivatives.

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING's net investment hedge strategies consist of reducing exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office's functional currency.

The risk hedged in this type of strategy is the currency risk.

Strategies	06/30/2024					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	23,618	-	(15,974)	(15,974)	23,728	(15,998)
Total	**23,618**	**-**	**(15,974)**	**(15,974)**	**23,728**	**(15,998)**

Strategies	12/31/2023					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	18,849	-	(13,986)	(13,986)	19,208	(14,210)
Total	**18,849**	**-**	**(13,986)**	**(13,986)**	**19,208**	**(14,210)**

1) Hedge instruments consider the gross tax position.
2) Amounts recorded under heading Derivatives.

The remaining balance in the reserve of foreign currency conversion, for which the accounting hedge is no longer applied, is R$ (185) (R$ (23) at 12/31/2023), with no effect on the result due to the maintenance of investments abroad.

Hedge instruments	06/30/2024						
	Notional amount	Book Value [1]		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Future	4,325	1	-	(5,645)	(5,605)	(40)	-
Future / NDF - Non Deliverable Forward	14,039	359	117	(5,912)	(5,877)	(35)	-
Future / Financial Assets	5,364	8,618	1,452	(4,441)	(4,492)	51	-
Total	**23,728**	**8,978**	**1,569**	**(15,998)**	**(15,974)**	**(24)**	**-**

Hedge instruments	12/31/2023						
	Notional amount	Book Value [1]		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Future	2,109	10	-	(5,638)	(5,596)	(42)	136
Future / NDF - Non Deliverable Forward	12,539	120	57	(4,951)	(4,733)	(218)	(104)
Future / Financial Assets	4,560	5,525	350	(3,621)	(3,657)	36	-
Total	**19,208**	**5,655**	**407**	**(14,210)**	**(13,986)**	**(224)**	**32**

1) Amounts recorded under heading Derivatives.

c) Fair value hedge

The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies fair value hedges as follows:

Interest rate risk and Foreign exchange risk:

- To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates and future foreign exchange rates involved, by contracting swaps and futures.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

Strategies	06/30/2024						
	Hedge Item					Hedge Instruments	
	Book Value (1)		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	23,667	-	23,669	-	2	23,666	(2)
Hedge of funding	-	14,898	-	14,698	200	14,897	(200)
Hedge of securities	32,217	-	32,156	-	(61)	32,234	67
Foreign exchange risk							
Hedge of firm commitments	-	120	-	137	(17)	117	16
Total	**55,884**	**15,018**	**55,825**	**14,835**	**124**	**70,914**	**(119)**

Strategies	12/31/2023						
	Hedge Item					Hedge Instruments	
	Book Value (1)		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	12,592	-	12,597	-	5	12,589	(5)
Hedge of funding	-	16,304	-	16,185	119	16,304	(120)
Hedge of securities	25,179	-	25,386	-	207	25,105	(197)
Foreign exchange risk							
Hedge of firm commitments	-	265	-	269	(4)	245	4
Total	**37,771**	**16,569**	**37,983**	**16,454**	**327**	**54,243**	**(318)**

1) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations.

The Hedge instruments includes R$ 12,980 (R$ 4,233 at 12/31/2023), related to instruments exposed by the change in reference interest rates - IBORs.

The remaining accumulated amount of fair value hedge adjustments for items that are no longer hedged is R$ (211) (R$ 51 at 12/31/2023), with effect on the result of R$ 24 (R$ 38 at 12/31/2023).

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Hedge Instruments	06/30/2024				
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	61,378	1,262	509	(188)	3
Futures	9,419	41	-	53	2
Foreign exchange risk					
Futures	117	2	-	16	-
Total	**70,914**	**1,305**	**509**	**(119)**	**5**

Hedge Instruments	12/31/2023				
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	45,430	893	563	(331)	7
Futures	8,568	62	-	9	2
Foreign exchange risk					
Futures	245	1	-	4	-
Total	**54,243**	**956**	**563**	**(318)**	**9**

1) Amounts recorded under heading Derivatives.

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	06/30/2024			12/31/2023		
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book Value	Notional amount	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	89,538	163	90,019	120,550	53	119,464
Hedge of highly probable forecast transactions	1,351	(17)	1,489	1,323	(8)	1,287
Hedge of net investment in foreign operations	23,728	7,409	23,618	19,208	5,248	18,849
Hedge of loan operations (Fair value)	23,666	348	23,667	12,589	430	12,592
Hedge of loan operations (Cash flow)	14,643	86	14,735	18,265	130	18,449
Hedge of funding (Fair value)	14,897	(271)	14,898	16,304	(299)	16,304
Hedge of funding (Cash flow)	9,869	62	9,835	8,187	(328)	8,293
Hedge of assets transactions	-	-	-	7,394	-	7,395
Hedge of asset-backed securities under repurchase agreements	55,591	(181)	56,370	42,570	(43)	41,761
Hedge of assets denominated in UF	9,596	4	9,608	10,704	45	10,664
Hedge of securities	32,234	717	32,217	25,105	261	25,179
Hedge of firm commitments	117	2	120	245	1	265
Total		**8,322**			**5,490**	

The table below shows the breakdown by maturity of the hedging strategies:

	06/30/2024							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	46,712	28,201	9,313	3,588	1,248	476	-	89,538
Hedge of highly probable forecast transactions	1,351	-	-	-	-	-	-	1,351
Hedge of net investment in foreign operations [1]	23,728	-	-	-	-	-	-	23,728
Hedge of loan operations (Fair value)	8,956	6,537	2,756	3,406	2,811	1,200	-	23,666
Hedge of loan operations (Cash flow)	9,101	3,788	551	34	1,169	-	-	14,643
Hedge of funding (Fair value)	5,837	2,504	737	835	834	4,150	-	14,897
Hedge of funding (Cash flow)	5,913	847	-	-	2,683	426	-	9,869
Hedge of asset-backed securities under repurchase agreements	9,969	22,448	16,939	5,700	535	-	-	55,591
Hedge of assets denominated in UF	4,722	4,874	-	-	-	-	-	9,596
Hedge of securities	11,838	5,255	4,313	1,933	3,374	4,787	734	32,234
Hedge of firm commitments (Fair value)	117	-	-	-	-	-	-	117
Total	**126,244**	**74,454**	**34,609**	**15,496**	**12,654**	**11,039**	**734**	**275,230**

	12/31/2023							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	78,786	17,167	12,556	8,672	1,562	1,807	-	120,550
Hedge of highly probable forecast transactions	1,323	-	-	-	-	-	-	1,323
Hedge of net investment in foreign operations [1]	19,208	-	-	-	-	-	-	19,208
Hedge of loan operations (Fair value)	2,230	2,173	3,114	1,577	2,523	972	-	12,589
Hedge of loan operations (Cash flow)	10,353	5,376	1,280	-	1,256	-	-	18,265
Hedge of funding (Fair value)	6,133	2,575	1,048	532	734	4,979	303	16,304
Hedge of funding (Cash flow)	2,288	2,008	-	678	2,833	380	-	8,187
Hedge of assets transactions	7,394	-	-	-	-	-	-	7,394
Hedge of asset-backed securities under repurchase agreements	-	20,813	10,624	11,133	-	-	-	42,570
Hedge of assets denominated in UF	10,704	-	-	-	-	-	-	10,704
Hedge of securities	7,894	5,538	2,714	1,345	3,179	3,655	780	25,105
Hedge of firm commitments (Fair value)	245	-	-	-	-	-	-	245
Total	**146,558**	**55,650**	**31,336**	**23,937**	**12,087**	**11,793**	**1,083**	**282,444**

1) Classified as current, since instruments are frequently renewed.

Note 8 - Financial assets at fair value through other comprehensive income - Securities

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

The fair value and corresponding cost of Financial Assets at Fair Value through Other Comprehensive Income - Securities are as follows:

	06/30/2024				12/31/2023			
	Cost	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value	Cost	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value
Brazilian government securities	**89,189**	**(3,074)**	**-**	**86,115**	**84,567**	**(662)**	**-**	**83,905**
Other government securities	**36**	**-**	**(36)**	**-**	**36**	**-**	**(36)**	**-**
Government securities – Latin America	**26,569**	**(83)**	**(2)**	**26,484**	**23,715**	**158**	**(1)**	**23,872**
Government securities – Abroad	**11,658**	**(101)**	**-**	**11,557**	**9,923**	**(12)**	**(1)**	**9,910**
Corporate securities	**14,568**	**(2,384)**	**(114)**	**12,070**	**13,252**	**(771)**	**(129)**	**12,352**
Shares	6,795	(2,279)	-	4,516	6,960	(817)	-	6,143
Bank deposit certificates	77	1	-	78	44	1	(1)	44
Real estate receivables certificates	56	2	-	58	65	2	-	67
Debentures	2,608	(76)	(70)	2,462	1,837	21	(85)	1,773
Eurobonds and other	4,867	(34)	(41)	4,792	4,081	16	(40)	4,057
Financial bills	11	-	-	11	-	-	-	-
Other	154	2	(3)	153	265	6	(3)	268
Total	**142,020**	**(5,642)**	**(152)**	**136,226**	**131,493**	**(1,287)**	**(167)**	**130,039**

The Securities pledged in guarantee of funding transactions of financial institutions and customers and Post-employment benefits (Note 26b), are: a) Brazilian government securities R$ 52,561 (R$ 38,389 at 12/31/2023), b) Government securities - Latin America R$ 7,307 (R$ 2,932 at 12/31/2023) and c) Corporate securities R$ 1,031 (R$ 868 at 12/31/2023), totaling R$ 60,899 (R$ 42,189 at 12/31/2023).

The cost and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:

	06/30/2024		12/31/2023	
	Cost	Fair value	Cost	Fair value
Current	**61,082**	**58,609**	**49,545**	**48,643**
Non-stated maturity	6,795	4,516	6,960	6,143
Up to one year	54,287	54,093	42,585	42,500
Non-current	**80,938**	**77,617**	**81,948**	**81,396**
From one to five years	58,365	56,880	56,984	56,886
From five to ten years	11,495	11,255	14,518	14,585
After ten years	11,078	9,482	10,446	9,925
Total	**142,020**	**136,226**	**131,493**	**130,039**

Equity instruments that ITAÚ UNIBANCO HOLDING adopted the option of designating at fair value through other comprehensive income, due to the particularities of a certain market, are presented in the table below:

	06/30/2024				12/31/2023			
	Cost	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value	Cost	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value
Current								
Non-stated maturity								
Shares	6,795	(2,279)	-	4,516	6,960	(817)	-	6,143
Total	**6,795**	**(2,279)**	**-**	**4,516**	**6,960**	**(817)**	**-**	**6,143**

In the period, there were no receipt of dividends (R$ 0 from 01/01 to 06/30/2023) and there were reclassifications in the Stockholders' equity in the amount of R$ 150 due to total sale of Pismo Holdings shares on January 16, 2024, and the fair value of R$ 192. The partial sales of XP INC shares on March 12 and 27, and April 01 and 02, 2024 represent amount of R$ 8, and the fair value of R$ 105, R$ 27, R$ 3 and R$ 1. In 2023, the amount of partial sales of XP INC shares on June 26, 2023 and September 13, 2023 was the R$ (78), and the fair value was R$ 1,121 and R$ 387, respectively.

Reconciliation of expected loss for Other financial assets, segregated by stages

Stage 1	Expected loss 12/31/2023	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 06/30/2024
Financial assets at fair value through other comprehensive income	**(117)**	**(16)**	**-**	**9**	**25**	**-**	**(15)**	**-**	**(114)**
Brazilian government securities	**(36)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - Latin America	**(1)**	**(1)**	**-**	**-**	**-**	**-**	**-**	**-**	**(2)**
Government securities - Abroad	**(1)**	**1**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Corporate securities	**(79)**	**(16)**	**-**	**9**	**25**	**-**	**(15)**	**-**	**(76)**
Debentures	(46)	(14)	-	4	25	-	(15)	-	(46)
Eurobonds and other	(30)	(2)	-	5	-	-	-	-	(27)
Other	(3)	-	-	-	-	-	-	-	(3)

Stage 2	Expected loss 12/31/2023	Gains / (Losses)	Purchases	Settlements	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Expected loss 06/30/2024
Financial assets at fair value through other comprehensive income	**(24)**	**(1)**	**(7)**	**4**	**15**	**-**	**(25)**	**-**	**(38)**
Corporate securities	**(24)**	**(1)**	**(7)**	**4**	**15**	**-**	**(25)**	**-**	**(38)**
Bank deposit certificate	(1)	1	-	-	-	-	-	-	-
Debentures	(13)	(1)	-	-	15	-	(25)	-	(24)
Eurobonds and other	(10)	(1)	(7)	4	-	-	-	-	(14)

Stage 3	Expected loss 12/31/2023	Gains / (Losses)	Purchases	Settlements	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Expected loss 06/30/2024
Financial assets at fair value through other comprehensive income	**(26)**	**-**	**-**	**26**	**-**	**-**	**-**	**-**	**-**
Corporate securities	**(26)**	**-**	**-**	**26**	**-**	**-**	**-**	**-**	**-**
Debentures	(26)	-	-	26	-	-	-	-	-

Stage 1	Expected loss 12/31/2022	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 12/31/2023
Financial assets at fair value through other comprehensive income	**(114)**	**(44)**	**(5)**	**17**	**38**	**8**	**(17)**	**-**	**(117)**
Brazilian government securities	**(36)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - Latin America	**(1)**	**(2)**	**-**	**-**	**7**	**-**	**(5)**	**-**	**(1)**
Government securities - Abroad	**-**	**(1)**	**-**	**-**	**-**	**-**	**-**	**-**	**(1)**
Corporate securities	**(77)**	**(41)**	**(5)**	**17**	**31**	**8**	**(12)**	**-**	**(79)**
Rural product note	(1)	-	-	1	-	-	-	-	-
Bank deposit certificate	-	(12)	(1)	5	-	8	-	-	-
Debentures	(45)	(17)	(2)	4	14	-	-	-	(46)
Eurobonds and other	(27)	(12)	(2)	6	17	-	(12)	-	(30)
Other	(4)	-	-	1	-	-	-	-	(3)

Stage 2	Expected loss 12/31/2022	Gains / (Losses)	Purchases	Settlements	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Expected loss 12/31/2023
Financial assets at fair value through other comprehensive income	**-**	**(25)**	**(8)**	**4**	**17**	**26**	**(38)**	**-**	**(24)**
Government securities - Latin America	-	-	-	2	5	-	(7)	-	-
Corporate securities	**-**	**(25)**	**(8)**	**2**	**12**	**26**	**(31)**	**-**	**(24)**
Bank deposit certificate	-	(1)	-	-	-	-	-	-	(1)
Debentures	-	(25)	-	-	-	26	(14)	-	(13)
Eurobonds and other	-	1	(8)	2	12	-	(17)	-	(10)

Stage 3	Expected loss 12/31/2022	Gains / (Losses)	Purchases	Settlements	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Expected loss 12/31/2023
Financial assets at fair value through other comprehensive income	**-**	**-**	**-**	**8**	**-**	**-**	**(8)**	**(26)**	**(26)**
Corporate securities	**-**	**-**	**-**	**8**	**-**	**-**	**(8)**	**(26)**	**(26)**
Bank deposit certificate	-	-	-	8	-	-	(8)	-	-
Debentures	-	-	-	-	-	-	-	(26)	(26)

Note 9 - Financial assets at amortized cost - Securities

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

The Financial assets at amortized cost - Securities are as follows:

	06/30/2024			12/31/2023		
	Amortized Cost	Expected Loss	Net Amortized Cost	Amortized Cost	Expected Loss	Net Amortized Cost
Brazilian government securities	**105,977**	**(19)**	**105,958**	**94,990**	**(23)**	**94,967**
Government securities – Latin America	**26,748**	**(11)**	**26,737**	**27,874**	**(9)**	**27,865**
Government securities – Abroad	**27,969**	**(4)**	**27,965**	**22,712**	**(4)**	**22,708**
Corporate securities	**144,034**	**(796)**	**143,238**	**115,167**	**(818)**	**114,349**
Rural product note	53,461	(212)	53,249	38,146	(190)	37,956
Bank deposit certificates	12	-	12	19	-	19
Real estate receivables certificates	6,748	(14)	6,734	5,911	(7)	5,904
Debentures	68,211	(531)	67,680	57,399	(586)	56,813
Eurobonds and other	948	(1)	947	516	-	516
Financial bills	71	-	71	1,575	(2)	1,573
Promissory and commercial notes	12,520	(29)	12,491	10,253	(23)	10,230
Other	2,063	(9)	2,054	1,348	(10)	1,338
Total	**304,728**	**(830)**	**303,898**	**260,743**	**(854)**	**259,889**

The Securities pledged as collateral of funding transactions of financial institutions and customers and Post-employment benefits (Note 26b), are: a) Brazilian government securities R$ 44,655 (R$ 16,738 at 12/31/2023) and b) Corporate securities R$ 22,468 (R$ 20,114 at 12/31/2023), totaling R$ 67,123 (R$ 36,852 at 12/31/2023).

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	06/30/2024		12/31/2023	
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	**86,728**	**86,656**	**82,120**	**81,745**
Up to one year	86,728	86,656	82,120	81,745
Non-current	**218,000**	**217,242**	**178,623**	**178,144**
From one to five years	154,002	153,299	132,365	131,918
From five to ten years	55,771	55,717	42,062	42,031
After ten years	8,227	8,226	4,196	4,195
Total	**304,728**	**303,898**	**260,743**	**259,889**

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages

Stage 1	Expected loss 12/31/2023	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 06/30/2024
Financial assets at amortized cost	**(183)**	**(81)**	**(99)**	**31**	**224**	**20**	**(122)**	**(15)**	**(225)**
Brazilian government securities	**(23)**	**4**	**-**	**-**	**-**	**-**	**-**	**-**	**(19)**
Government securities - Latin America	**(9)**	**5**	**(9)**	**2**	**-**	**-**	**-**	**-**	**(11)**
Government securities - Abroad	**(4)**	**(5)**	**-**	**5**	**-**	**-**	**-**	**-**	**(4)**
Corporate securities	**(147)**	**(85)**	**(90)**	**24**	**224**	**20**	**(122)**	**(15)**	**(191)**
Rural product note	(60)	(23)	(55)	3	39	20	(23)	(15)	(114)
Real estate receivables certificates	(7)	(3)	(3)	5	3	-	(3)	-	(8)
Debentures	(52)	(72)	(15)	12	164	-	(80)	-	(43)
Eurobond and other	-	(1)	-	-	-	-	-	-	(1)
Promissory and commercial notes	(23)	11	(15)	1	15	-	(11)	-	(22)
Other	(5)	3	(2)	3	3	-	(5)	-	(3)

Stage 2	Expected loss 12/31/2023	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss 06/30/2024
Financial assets at amortized cost	**(122)**	**(18)**	**(23)**	**3**	**122**	**40**	**(224)**	**(1)**	**(223)**
Corporate securities	**(122)**	**(18)**	**(23)**	**3**	**122**	**40**	**(224)**	**(1)**	**(223)**
Rural product note	(10)	(18)	(12)	-	23	25	(39)	-	(31)
Real estate receivables certificates	-	(5)	-	-	3	-	(3)	(1)	(6)
Debentures	(105)	8	(7)	-	80	15	(164)	-	(173)
Financial bills	(2)	-	-	2	-	-	-	-	-
Promissory and commercial notes	-	-	(4)	1	11	-	(15)	-	(7)
Other	(5)	(3)	-	-	5	-	(3)	-	(6)

Stage 3	Expected loss 12/31/2023	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss 06/30/2024
Financial assets at amortized cost	**(549)**	**(26)**	**(16)**	**253**	**15**	**1**	**(20)**	**(40)**	**(382)**
Corporate securities	**(549)**	**(26)**	**(16)**	**253**	**15**	**1**	**(20)**	**(40)**	**(382)**
Rural product note	(120)	(13)	(16)	112	15	-	(20)	(25)	(67)
Real estate receivables certificates	-	(1)	-	-	-	1	-	-	-
Debentures	(429)	(11)	-	140	-	-	-	(15)	(315)
Other	-	(1)	-	1	-	-	-	-	-

Stage 1	Expected loss 12/31/2022	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 12/31/2023
Financial assets at amortized cost	**(208)**	**63**	**(329)**	**60**	**120**	**173**	**(30)**	**(32)**	**(183)**
Brazilian government securities	**(30)**	**7**	**-**	**-**	**-**	**-**	**-**	**-**	**(23)**
Government securities - Latin America	**(7)**	**8**	**(13)**	**3**	**-**	**-**	**-**	**-**	**(9)**
Government securities - Abroad	**(4)**	**2**	**(2)**	**-**	**-**	**-**	**-**	**-**	**(4)**
Corporate securities	**(167)**	**46**	**(314)**	**57**	**120**	**173**	**(30)**	**(32)**	**(147)**
Rural product note	(105)	128	(131)	20	44	38	(22)	(32)	(60)
Real estate receivables certificates	(4)	(4)	(6)	7	-	-	-	-	(7)
Debentures	(44)	(78)	(164)	25	74	135	-	-	(52)
Eurobond and other	-	(1)	-	1	-	-	-	-	-
Promissory and commercial notes	(13)	1	(9)	4	2	-	(8)	-	(23)
Other	(1)	-	(4)	-	-	-	-	-	(5)

Stage 2	Expected loss 12/31/2022	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss 12/31/2023
Financial assets at amortized cost	**(114)**	**(221)**	**(45)**	**16**	**30**	**347**	**(120)**	**(15)**	**(122)**
Corporate securities	**(114)**	**(221)**	**(45)**	**16**	**30**	**347**	**(120)**	**(15)**	**(122)**
Rural product note	(24)	(46)	(25)	7	22	115	(44)	(15)	(10)
Debentures	(86)	(6)	(10)	9	-	62	(74)	-	(105)
Financial bills	-	-	(2)	-	-	-	-	-	(2)
Promissory and commercial notes	-	(168)	(8)	-	8	170	(2)	-	-
Other	(4)	(1)	-	-	-	-	-	-	(5)

Stage 3	Expected loss 12/31/2022	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss 12/31/2023
Financial assets at amortized cost	**(1,716)**	**(344)**	**(51)**	**2,036**	**32**	**15**	**(173)**	**(347)**	**(549)**
Corporate securities	**(1,716)**	**(344)**	**(51)**	**2,036**	**32**	**15**	**(173)**	**(347)**	**(549)**
Rural product note	(11)	-	(31)	28	32	15	(38)	(115)	(120)
Debentures	(1,705)	(344)	(20)	1,837	-	-	(135)	(62)	(429)
Promissory and commercial notes	-	-	-	170	-	-	-	(170)	-

Note 10 - Loan and lease operations

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

a) Composition of loans and lease operations portfolio

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loans and lease operations by type	06/30/2024	12/31/2023
Individuals	**419,339**	**416,616**
Credit card	131,789	136,317
Personal loan	64,396	60,992
Payroll loans	74,101	73,472
Vehicles	34,966	33,324
Mortgage loans	114,087	112,511
Corporate	**149,081**	**136,461**
Micro / small and medium companies	**173,488**	**169,110**
Foreign loans - Latin America	**206,371**	**188,403**
Total loans and lease operations	**948,279**	**910,590**
Provision for Expected Loss	(51,570)	(50,863)
Total loans and lease operations, net of Expected Credit Loss	**896,709**	**859,727**

By maturity	06/30/2024	12/31/2023
Overdue as from 1 day	28,351	27,531
Falling due up to 3 months	255,662	241,247
Falling due from 3 months to 12 months	237,749	236,555
Falling due after 1 year	426,517	405,257
Total loans and lease operations	**948,279**	**910,590**

By concentration	06/30/2024	12/31/2023
Largest debtor	6,069	5,378
10 largest debtors	39,437	34,637
20 largest debtors	60,617	54,100
50 largest debtors	99,102	87,446
100 largest debtors	136,854	121,866

The Expected loss comprises Expected Credit Loss for Financial Guarantees Pledged R$ (917) (R$ (887) at 12/31/2023) and Loan Commitments R$ (3,784) (R$ (3,311) at 12/31/2023).

The breakdown of the loans and lease operations portfolio by debtor's industry is described in Note 32, item 1.4.1 - By business sector.

b) Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2023	Transfer to Stage 2	Transfer to Stage 3[1]	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 06/30/2024
Individuals	317,335	(27,280)	(552)	17,519	107	-	14,161	321,290
Corporate	130,916	(291)	(12)	157	31	-	13,001	143,802
Micro / Small and medium companies	145,422	(3,689)	(804)	1,738	71	-	9,125	151,863
Foreign loans - Latin America	166,981	(4,176)	(411)	1,801	10	-	18,481	182,686
Total	**760,654**	**(35,436)**	**(1,779)**	**21,215**	**219**	**-**	**54,768**	**799,641**

Stage 2	Balance at 12/31/2023	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 06/30/2024
Individuals	63,579	(17,519)	(7,072)	27,280	641	-	(2,770)	64,139
Corporate	956	(157)	(52)	291	8	-	(121)	925
Micro / Small and medium companies	13,087	(1,738)	(2,985)	3,689	276	-	(1,538)	10,791
Foreign loans - Latin America	12,077	(1,801)	(2,179)	4,176	233	-	493	12,999
Total	**89,699**	**(21,215)**	**(12,288)**	**35,436**	**1,158**	**-**	**(3,936)**	**88,854**

Stage 3	Balance at 12/31/2023	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 06/30/2024
Individuals	35,702	(107)	(641)	552	7,072	(12,398)	3,730	33,910
Corporate	4,589	(31)	(8)	12	52	(217)	(43)	4,354
Micro / Small and medium companies	10,601	(71)	(276)	804	2,985	(2,633)	(576)	10,834
Foreign loans - Latin America	9,345	(10)	(233)	411	2,179	(645)	(361)	10,686
Total	**60,237**	**(219)**	**(1,158)**	**1,779**	**12,288**	**(15,893)**	**2,750**	**59,784**

Consolidated 3 Stages	Balance at 12/31/2023	Derecognition[2]	Acquisition / (Settlement)	Closing balance 06/30/2024
Individuals	416,616	(12,398)	15,121	419,339
Corporate	136,461	(217)	12,837	149,081
Micro / Small and medium companies	169,110	(2,633)	7,011	173,488
Foreign loans - Latin America	188,403	(645)	18,613	206,371
Total	**910,590**	**(15,893)**	**53,582**	**948,279**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part there of have first gone through stage 2.
2) Includes updating the estimate regarding the write-off of operations.

Reconciliation of gross portfolio of loans and lease operations, segregated by stages

Stage 1	Balance at 12/31/2022	Transfer to Stage 2	Transfer to Stage 3[1]	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2023
Individuals	305,210	(58,899)	(2,256)	37,760	186	-	35,334	317,335
Corporate	133,205	(1,040)	(31)	421	118	-	(1,757)	130,916
Micro / Small and medium companies	142,621	(14,081)	(1,328)	5,786	422	-	12,002	145,422
Foreign loans - Latin America	182,516	(8,899)	(903)	4,281	14	-	(10,028)	166,981
Total	**763,552**	**(82,919)**	**(4,518)**	**48,248**	**740**	**-**	**35,551**	**760,654**

Stage 2	Balance at 12/31/2022	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2023
Individuals	59,639	(37,760)	(14,261)	58,899	1,299	-	(4,237)	63,579
Corporate	901	(421)	(297)	1,040	13	-	(280)	956
Micro / Small and medium companies	12,299	(5,786)	(5,376)	14,081	682	-	(2,813)	13,087
Foreign loans - Latin America	13,863	(4,281)	(4,222)	8,899	339	-	(2,521)	12,077
Total	**86,702**	**(48,248)**	**(24,156)**	**82,919**	**2,333**	**-**	**(9,851)**	**89,699**

Stage 3	Balance at 12/31/2022	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2023
Individuals	35,254	(186)	(1,299)	2,256	14,261	(25,133)	10,549	35,702
Corporate	5,162	(118)	(13)	31	297	(138)	(632)	4,589
Micro / Small and medium companies	9,976	(422)	(682)	1,328	5,376	(4,930)	(45)	10,601
Foreign loans - Latin America	8,776	(14)	(339)	903	4,222	(2,823)	(1,380)	9,345
Total	**59,168**	**(740)**	**(2,333)**	**4,518**	**24,156**	**(33,024)**	**8,492**	**60,237**

Consolidated 3 Stages	Balance at 12/31/2022	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2023
Individuals	400,103	(25,133)	41,646	416,616
Corporate	139,268	(138)	(2,669)	136,461
Micro / Small and medium companies	164,896	(4,930)	9,144	169,110
Foreign loans - Latin America	205,155	(2,823)	(13,929)	188,403
Total	**909,422**	**(33,024)**	**34,192**	**910,590**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Modification of contractual cash flows

The amortized cost of financial assets classified in stages 2 and stage 3, which had their contractual cash flows modified was R$ 2,197 (R$ 1,641 at 12/31/2023) before the modification, which gave rise to an effect on profit or loss of R$ 9 (R$ 9 from 01/01 to 06/30/2023). At 06/30/2024, the gross carrying amount of financial assets which had their contractual cash flows modified in the period and were transferred to stage 1 corresponds to R$ 283 (R$ 384 at 12/31/2023).

c) Expected credit loss

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2023	Transfer to Stage 2	Transfer to Stage 3[1]	Cure from Stage 2	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 06/30/2024
Individuals	(4,923)	565	9	(898)	(4)	-	(647)	(5,898)
Corporate	(780)	3	-	(4)	(9)	-	143	(647)
Micro / Small and medium companies	(1,148)	48	14	(110)	(13)	-	(35)	(1,244)
Foreign loans - Latin America	(1,892)	106	8	(61)	(2)	-	(474)	(2,315)
Total	**(8,743)**	**722**	**31**	**(1,073)**	**(28)**	**-**	**(1,013)**	**(10,104)**

Stage 2	Balance at 12/31/2023	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 06/30/2024
Individuals	(6,127)	898	2,390	(565)	(73)	-	(2,127)	(5,604)
Corporate	(697)	4	9	(3)	(5)	-	(259)	(951)
Micro / Small and medium companies	(1,864)	110	783	(48)	(65)	-	(695)	(1,779)
Foreign loans - Latin America	(1,497)	61	449	(106)	(55)	-	(393)	(1,541)
Total	**(10,185)**	**1,073**	**3,631**	**(722)**	**(198)**	**-**	**(3,474)**	**(9,875)**

Stage 3	Balance at 12/31/2023	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance 06/30/2024
Individuals	(18,001)	4	73	(9)	(2,390)	12,398	(10,017)	(17,942)
Corporate	(5,213)	9	5	-	(9)	217	260	(4,731)
Micro / Small and medium companies	(5,496)	13	65	(14)	(783)	2,633	(1,817)	(5,399)
Foreign loans - Latin America	(3,225)	2	55	(8)	(449)	645	(539)	(3,519)
Total	**(31,935)**	**28**	**198**	**(31)**	**(3,631)**	**15,893**	**(12,113)**	**(31,591)**

Consolidated 3 Stages	Balance at 12/31/2023	Derecognition	(Increase) / Reversal	Closing balance 06/30/2024
Individuals	(29,051)	12,398	(12,791)	(29,444)
Corporate	(6,690)	217	144	(6,329)
Micro / Small and medium companies	(8,508)	2,633	(2,547)	(8,422)
Foreign loans - Latin America	(6,614)	645	(1,406)	(7,375)
Total	**(50,863)**	**15,893**	**(16,600)**	**(51,570)**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Reconciliation of expected credit loss of loans and lease operations, segregated by stages

Stage 1	Balance at 12/31/2022	Transfer to Stage 2	Transfer to Stage 3[1]	Cure from Stage 2	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2023
Individuals	(5,414)	1,111	49	(1,381)	(8)	-	720	(4,923)
Corporate	(480)	16	1	(40)	(4)	-	(273)	(780)
Micro / Small and medium companies	(1,431)	251	22	(418)	(110)	-	538	(1,148)
Foreign loans - Latin America	(2,339)	201	21	(155)	(2)	-	382	(1,892)
Total	**(9,664)**	**1,579**	**93**	**(1,994)**	**(124)**	**-**	**1,367**	**(8,743)**

Stage 2	Balance at 12/31/2022	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2023
Individuals	(5,647)	1,381	4,719	(1,111)	(128)	-	(5,341)	(6,127)
Corporate	(503)	40	46	(16)	(4)	-	(260)	(697)
Micro / Small and medium companies	(2,227)	418	1,312	(251)	(133)	-	(983)	(1,864)
Foreign loans - Latin America	(1,546)	155	851	(201)	(110)	-	(646)	(1,497)
Total	**(9,923)**	**1,994**	**6,928**	**(1,579)**	**(375)**	**-**	**(7,230)**	**(10,185)**

Stage 3	Balance at 12/31/2022	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance 12/31/2023
Individuals	(19,220)	8	128	(49)	(4,719)	25,133	(19,282)	(18,001)
Corporate	(4,470)	4	4	(1)	(46)	138	(842)	(5,213)
Micro / Small and medium companies	(5,932)	110	133	(22)	(1,312)	4,930	(3,403)	(5,496)
Foreign loans - Latin America	(3,115)	2	110	(21)	(851)	2,823	(2,173)	(3,225)
Total	**(32,737)**	**124**	**375**	**(93)**	**(6,928)**	**33,024**	**(25,700)**	**(31,935)**

Consolidated 3 Stages	Balance at 12/31/2022	Derecognition	(Increase) / Reversal	Closing balance 12/31/2023
Individuals	(30,281)	25,133	(23,903)	(29,051)
Corporate	(5,453)	138	(1,375)	(6,690)
Micro / Small and medium companies	(9,590)	4,930	(3,848)	(8,508)
Foreign loans - Latin America	(7,000)	2,823	(2,437)	(6,614)
Total	**(52,324)**	**33,024**	**(31,563)**	**(50,863)**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

The consolidated balance of 3 Stages comprises Expected credit loss for Financial guarantees of R$ (917) (R$ (887) at 12/31/2023) and Loan commitments of R$ (3,784) (R$ (3,311) at 12/31/2023).

d) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	06/30/2024			12/31/2023		
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	**2,330**	**(429)**	**1,901**	**2,208**	**(482)**	**1,726**
Up to 1 year	2,330	(429)	1,901	2,208	(482)	1,726
Non-current	**8,828**	**(2,734)**	**6,094**	**8,690**	**(2,739)**	**5,951**
From 1 to 2 years	1,860	(514)	1,346	1,584	(434)	1,150
From 2 to 3 years	1,379	(401)	978	1,338	(416)	922
From 3 to 4 years	1,003	(318)	685	1,022	(333)	689
From 4 to 5 years	798	(261)	537	770	(275)	495
Over 5 years	3,788	(1,240)	2,548	3,976	(1,281)	2,695
Total	**11,158**	**(3,163)**	**7,995**	**10,898**	**(3,221)**	**7,677**

Financial lease revenues are composed of:

	04/01 to 06/30/2024	04/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Financial income	199	238	400	467
Variable payments	-	2	2	4
Total	**199**	**240**	**402**	**471**

e) Operations of securitization or transfer and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Balance Sheet and are represented as follows:

Nature of operation	06/30/2024				12/31/2023			
	Assets		Liabilities [1]		Assets		Liabilities [1]	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	126	124	125	124	139	140	139	139
Working capital	449	449	449	449	502	502	502	502
Total	**575**	**573**	**574**	**573**	**641**	**642**	**641**	**641**

1) Under Other liabilities.

From 01/01 to 06/30/2024, operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 58 (R$ 132 from 01/01 to 06/30/2023), net of the Allowance for Loan Losses.

Note 11 - Investments in associates and joint ventures

a) Non-material individual investments of ITAÚ UNIBANCO HOLDING

	06/30/2024	01/01 to 06/30/2024		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates	8,215	558	(9)	549
Joint ventures	1,459	(66)	-	(66)
Total	**9,674**	**492**	**(9)**	**483**

	12/31/2023	01/01 to 06/30/2023		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates	7,853	420	17	437
Joint ventures	1,440	(28)	-	(28)
Total	**9,293**	**392**	**17**	**409**

At 06/30/2024, the balances of Associates include interest in total capital and voting capital of the following companies: Pravaler S.A. (50.84% total capital and 41.62% voting capital; 50.92% total capital and 41.67% voting capital at 12/31/2023); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2023); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2023); Gestora de Inteligência de Crédito S.A (15.71% total capital and 16% voting capital; 15.71% total capital and 16% voting capital at 12/31/2023); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2023); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2023); Tecnologia Bancária S.A. (28.05% total capital and 28.95% voting capital; 28.05% total capital and 28.95% voting capital at 12/31/2023); CIP S.A. (22.89% total and voting capital; 22.89% at 12/31/2023); Prex Holding LLC (30% total and voting capital; 30% at 12/31/2023); Banfur International S.A. (30% total and voting capital; 30% at 12/31/2023); Biomas – Serviços Ambientais, Restauração e Carbono S.A. (16.67% total and voting capital; 16.67% at 12/31/2023) and Rede Agro Fidelidade e Intermediação S.A. (12.82% total and voting capital; 12.82% at 12/31/2023). At 05/31/2024 ocurred the disposal of the investment of Compañia Uruguaya de Medios de Procesamiento S.A. (31.42% at 12/31/2023)

At 06/30/2024, the balances of Joint ventures include interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2023); ConectCar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2023); TOTVS Techfin S.A. (50% total and voting capital; 50% at 12/31/2023); Avenue Holding Cayman Ltd (35% total and voting capital; 35% at 12/31/2023) and includes result not arising from subsidiaries' net income.

Note 12 - Lease Operations - Lessee

The accounting policy on lease operations (lessee) is presented in Note 2c VII.

During the period ended 06/30/2024, total cash outflow with lease amounted to R$ 495 and lease agreements in the amount of R$ 66 were renewed. There are no relevant sublease agreements.

Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, are presented below:

	06/30/2024	12/31/2023
Up to 3 months	245	275
3 months to 1 year	692	706
From 1 to 5 years	2,678	2,588
Over 5 years	1,332	1,197
Total Financial Liability	**4,947**	**4,766**

Lease amounts recognized in the Consolidated Statement of Income:

	04/01 to 06/30/2024	04/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Sublease revenues	11	6	22	13
Depreciation expenses	(185)	(214)	(351)	(421)
Interest expenses	(67)	(91)	(137)	(191)
Lease expenses for low value assets	(23)	(26)	(46)	(51)
Variable expenses not include in lease liabilities	(12)	(15)	(26)	(30)
Total	**(276)**	**(340)**	**(538)**	**(680)**

In the periods from 01/01 to 06/30/2024 and from 01/01 to 06/30/2023, there was no impairment adjustment.

Note 13 - Fixed assets

The accounting policy on fixed assets and impairment of non-financial assets is presented in Notes 2c VIII, 2c X.

Fixed assets	06/30/2024				
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		**9,411**	**(3,809)**	**(219)**	**5,383**
Land		2,040	-	-	2,040
Buildings and Improvements	4% to 10%	7,371	(3,809)	(219)	3,343
Other fixed assets		**15,550**	**(11,649)**	**(68)**	**3,833**
Installations and furniture	10% to 20%	3,440	(2,622)	(17)	801
Data processing systems	20% to 50%	9,331	(7,687)	(51)	1,593
Other [1]	10% to 20%	2,779	(1,340)	-	1,439
Total		**24,961**	**(15,458)**	**(287)**	**9,216**

1) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipments.

Fixed assets	12/31/2023				
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		**9,075**	**(3,706)**	**(198)**	**5,171**
Land		2,039	-	-	2,039
Buildings and Improvements	4% to 10%	7,036	(3,706)	(198)	3,132
Other fixed assets		**15,353**	**(11,321)**	**(68)**	**3,964**
Installations and furniture	10% to 20%	3,347	(2,530)	(17)	800
Data processing systems	20% to 50%	9,330	(7,480)	(51)	1,799
Other [1]	10% to 20%	2,676	(1,311)	-	1,365
Total		**24,428**	**(15,027)**	**(266)**	**9,135**

1) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipments.

The contractual commitments for purchase of the fixed assets totaled R$ 1 (R$ 3 at 12/31/2023), achievable by 2024 (Note 32b III.II - Off-balance commitments).

Note 14 - Goodwill and Intangible assets

The accounting policies on goodwill and intangible assets and impairment of non-financial assets are presented in Note 2c IX, 2c X.

		Intangible assets				
	Goodwill and intangible from acquisition	Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets [1]	Total
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2023	**12,255**	**2,227**	**5,177**	**19,577**	**7,602**	**46,838**
Acquisitions	-	-	202	1,946	307	2,455
Termination / disposals	-	-	(4)	-	(122)	(126)
Exchange variation	507	94	149	75	66	891
Other	-	(8)	31	(1)	-	22
Balance at 06/30/2024	**12,762**	**2,313**	**5,555**	**21,597**	**7,853**	**50,080**
Amortization						
Balance at 12/31/2023	**-**	**(1,242)**	**(3,713)**	**(8,422)**	**(3,766)**	**(17,143)**
Amortization expense	-	(40)	(222)	(1,441)	(642)	(2,345)
Termination / disposals	-	-	4	-	122	126
Exchange variation	-	(44)	(92)	(47)	(63)	(246)
Other	-	8	3	-	-	11
Balance at 06/30/2024	**-**	**(1,318)**	**(4,020)**	**(9,910)**	**(4,349)**	**(19,597)**
Impairment						
Balance at 12/31/2023	**(4,420)**	**(648)**	**(174)**	**(1,089)**	**-**	**(6,331)**
Exchange variation	(297)	(48)	-	-	-	(345)
Balance at 06/30/2024	**(4,717)**	**(696)**	**(174)**	**(1,089)**	**-**	**(6,676)**
Book value						
Balance at 06/30/2024	**8,045**	**299**	**1,361**	**10,598**	**3,504**	**23,807**

1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

	Goodwill and intangible from acquisition	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets [1]	
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2022	**12,431**	**2,366**	**5,423**	**16,088**	**7,634**	**43,942**
Acquisitions	603	-	452	3,634	687	5,376
Termination / disposals	-	(246)	(100)	(43)	(599)	(988)
Exchange variation	(777)	133	(56)	(95)	(120)	(915)
Other	(2)	(26)	(542)	(7)	-	(577)
Balance at 12/31/2023	**12,255**	**2,227**	**5,177**	**19,577**	**7,602**	**46,838**
Amortization						
Balance at 12/31/2022	**-**	**(1,357)**	**(3,737)**	**(6,133)**	**(3,166)**	**(14,393)**
Amortization expense	-	(87)	(431)	(2,295)	(1,276)	(4,089)
Termination / disposals	-	227	58	-	569	854
Exchange variation	-	(49)	18	56	107	132
Other	-	24	379	(50)	-	353
Balance at 12/31/2023	**-**	**(1,242)**	**(3,713)**	**(8,422)**	**(3,766)**	**(17,143)**
Impairment						
Balance at 12/31/2022	**(4,881)**	**(559)**	**(171)**	**(824)**	**-**	**(6,435)**
Increase	-	-	(3)	(265)	-	(268)
Exchange variation	461	(89)	-	-	-	372
Balance at 12/31/2023	**(4,420)**	**(648)**	**(174)**	**(1,089)**	**-**	**(6,331)**
Book value						
Balance at 12/31/2023	**7,835**	**337**	**1,290**	**10,066**	**3,836**	**23,364**

1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (650) (R$ (1,249) at 12/31/2023) is disclosed in the General and administrative expenses (Note 23).

Goodwill and Intangible Assets from Acquisition are mainly represented by Banco Itaú Chile's goodwill in the amount of R$ 2,906 (R$ 2,709 at 12/31/2023).

Note 15 - Deposits

	06/30/2024			12/31/2023		
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	**398,558**	**494,247**	**892,805**	**367,270**	**470,534**	**837,804**
Savings deposits	179,030	-	179,030	174,765	-	174,765
Interbank deposits	4,227	1,488	5,715	6,445	3	6,448
Time deposits	215,301	492,759	708,060	186,060	470,531	656,591
Non-interest bearing deposits	**124,360**	**-**	**124,360**	**113,548**	**-**	**113,548**
Demand deposits	116,460	-	116,460	105,634	-	105,634
Other deposits	7,900	-	7,900	7,914	-	7,914
Total	**522,918**	**494,247**	**1,017,165**	**480,818**	**470,534**	**951,352**

Note 16 - Financial liabilities designated at fair value through profit or loss

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

	06/30/2024			12/31/2023		
	Current	Non-current	Total	Current	Non-current	Total
Structured notes						
Debt securities	2	337	339	2	294	296
Total	**2**	**337**	**339**	**2**	**294**	**296**

The effect of credit risk of these instruments is not significant at 06/30/2024 and 12/31/2023.

Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively.

Note 17 - Securities sold under repurchase agreements and interbank and institutional market funds

a) Securities sold under repurchase agreements

	Interest rate (p.a.)	06/30/2024			12/31/2023		
		Current	Non-current	Total	Current	Non-current	Total
Assets pledged as collateral		**204,549**	**8**	**204,557**	**159,712**	**7**	**159,719**
Government securities	10.05% to 95% of CDI	169,831	1	169,832	128,600	-	128,600
Corporate securities	40% to 97% of CDI	31,335	-	31,335	30,714	-	30,714
Own issue	100% of CDI to 15.75%	1	7	8	1	7	8
Foreign	4.6% to 7.5%	3,382	-	3,382	397	-	397
Assets received as collateral	**10.05% to 10.4%**	**111,555**	**-**	**111,555**	**127,437**	**-**	**127,437**
Right to sell or repledge the collateral	**4.5% to 11.75%**	**48,529**	**35,380**	**83,909**	**44,256**	**31,374**	**75,630**
Total		**364,633**	**35,388**	**400,021**	**331,405**	**31,381**	**362,786**

b) Interbank market funds

	Interest rate (p.a.)	06/30/2024			12/31/2023		
		Current	Non-current	Total	Current	Non-current	Total
Financial bills	5% to 14.53%	42,543	37,323	79,866	38,061	43,136	81,197
Real estate credit bills	7% to 13%	27,637	16,271	43,908	28,476	20,479	48,955
Rural credit bills	5% to 13.02%	17,118	22,212	39,330	17,037	22,035	39,072
Guaranteed real estate bills	5.11% to 14%	11,121	49,217	60,338	6,131	53,059	59,190
Import and export financing	0% to 6.80%	92,393	11,027	103,420	81,594	5,550	87,144
Onlending domestic	0% to 18%	4,273	9,887	14,160	4,472	8,615	13,087
Total		**195,085**	**145,937**	**341,022**	**175,771**	**152,874**	**328,645**

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

c) Institutional market funds

	Interest rate (p.a.)	06/30/2024			12/31/2023		
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt	IPCA to 100% of CDI	31	51,425	51,456	836	45,841	46,677
Foreign loans through securities	0.09% to 14.25%	11,290	57,492	68,782	9,442	53,250	62,692
Funding from structured operations certificates	4.62% to 18.73%	2,134	11,301	13,435	975	9,247	10,222
Total		**13,455**	**120,218**	**133,673**	**11,253**	**108,338**	**119,591**

The fair value of Funding from structured operations certificates is R$ 15,029 (R$ 11,448 at 12/31/2023).

d) Subordinated debt, including perpetual debts

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	06/30/2024	12/31/2023
Subordinated financial bills - BRL						
	2,146	2019	Perpetual	114% of SELIC	2,372	2,237
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	974	1,052
	50	2019	2028	CDI + 0.72%	75	71
	2,281	2019	2029	CDI + 0.75%	3,408	3,227
	450	2020	2029	CDI + 1.85%	672	633
	106	2020	2030	IPCA + 4.64%	159	151
	1,556	2020	2030	CDI + 2%	2,337	2,199
	5,488	2021	2031	CDI + 2%	7,938	7,469
	1,005	2022	Perpetual	CDI + 2.4%	1,096	1,029
	1,161	2023	2034	102% of CDI	1,204	1,141
	108	2023	2034	CDI + 0.2%	113	107
	122	2023	2034	10.63%	127	121
	700	2023	Perpetual	CDI + 1.9%	757	713
	107	2023	2034	IPCA + 5.48%	112	106
	530	2024	2034	100% of CDI	541	-
	470	2024	2039	102% of CDI	480	-
				Total	**22,365**	**20,256**
Subordinated euronotes - USD						
	1,250	2017	Perpetual	7.72%	6,974	6,042
	750	2018	Perpetual	7.86%	4,261	3,709
	750	2019	2029	4.50%	4,189	3,640
	700	2020	Perpetual	4.63%	3,937	3,441
	501	2021	2031	3.88%	2,796	2,430
				Total	**22,157**	**19,262**
Subordinated bonds - CLP						
	180,351	2008	2033	3.50% to 4.92%	1,481	1,366
	97,962	2009	2035	4.75%	1,158	1,060
	1,060,250	2010	2032	4.35%	115	105
	1,060,250	2010	2035	3.90% to 3.96%	265	242
	1,060,250	2010	2036	4.48%	1,262	1,152
	1,060,250	2010	2038	3.93%	919	839
	1,060,250	2010	2040	4.15% to 4.29%	708	647
	1,060,250	2010	2042	4.45%	345	315
	57,168	2014	2034	3.80%	452	412
				Total	**6,705**	**6,138**
Subordinated bonds - COP						
	146,000	2013	2028	IPC + 2%	198	186
	780,392	2014	2024	LIB	-	835
				Total	**198**	**1,021**
Subordinated bonds - USD						
	172	2023	2024	8.90%	31	-
				Total	**31**	**-**
Total					**51,456**	**46,677**

Note 18 - Other assets and liabilities

a) Other assets

	Note	06/30/2024	12/31/2023
Financial		**134,252**	**129,050**
At amortized cost		**132,408**	**127,699**
Receivables from credit card issuers		78,938	80,957
Deposits in guarantee for contingent liabilities, provisions and legal obligations	29d	13,531	13,277
Trading and intermediation of securities		21,788	18,655
Income receivable		4,468	3,784
Operations without credit granting characteristics, net of provisions		11,650	10,016
Net amount receivables from reimbursement of provisions	29c	779	943
Deposits in guarantee of fund raisings abroad		36	67
Foreign exchange portfolio		1,218	-
At fair value through profit or loss		**1,844**	**1,351**
Other financial assets		1,844	1,351
Non-financial		**24,168**	**20,027**
Sundry foreign		698	771
Prepaid expenses		7,762	7,714
Sundry domestic		6,395	4,629
Assets of post-employment benefit plans	26e	429	343
Encrypted digital assets		1,725	-
Lease right-of-use		3,566	3,351
Other		3,593	3,219
Current		**136,519**	**127,104**
Non-current		**21,901**	**21,973**

b) Other liabilities

	Note	06/30/2024	12/31/2023
Financial		**184,305**	**182,348**
At amortized cost		**183,348**	**181,788**
Credit card operations		158,374	156,406
Trading and intermediation of securities		16,949	15,510
Foreign exchange portfolio		-	2,354
Finance leases		3,483	3,302
Other		4,542	4,216
At fair value through profit or loss		**957**	**560**
Other financial liabilities		957	560
Non-financial		**56,771**	**41,867**
Funds in transit		21,234	15,250
Charging and collection of taxes and similar		9,221	608
Social and statutory		8,884	10,675
Deferred income		1,353	1,316
Sundry domestic		4,870	3,435
Personnel provision		3,134	2,386
Provision for sundry payments		2,053	1,865
Obligations on official agreements and rendering of payment services		1,837	2,035
Liabilities from post-employment benefit plans	26e	2,334	2,772
Other		1,851	1,525
Current		**232,065**	**212,882**
Non-current		**9,011**	**11,333**

Note 19 - Stockholders' equity

The accounting policies on treasury shares and capital compensation are presented in Notes 2c XVI, 2c XVII.

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to 80% (eighty per cent) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		06/30/2024			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2023	4,923,277,339	1,508,035,689	6,431,313,028	59,516
Residents abroad	12/31/2023	35,013,020	3,337,809,300	3,372,822,320	31,213
Shares of capital stock	**12/31/2023**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Shares of capital stock	**06/30/2024**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil	06/30/2024	4,921,750,614	1,471,784,913	6,393,535,527	59,167
Residents abroad	06/30/2024	36,539,745	3,374,060,076	3,410,599,821	31,562
Treasury shares (1)	**12/31/2023**	**-**	**436,671**	**436,671**	**(11)**
Acquisition of treasury shares		-	37,000,000	37,000,000	(1,220)
Result from delivery of treasury shares		-	(25,748,118)	(25,748,118)	855
Treasury shares (1)	**06/30/2024**	**-**	**11,688,553**	**11,688,553**	**(376)**
Number of total shares at the end of the period (2)	**06/30/2024**	**4,958,290,359**	**4,834,156,436**	**9,792,446,795**	
Number of total shares at the end of the period (2)	**12/31/2023**	**4,958,290,359**	**4,845,408,318**	**9,803,698,677**	

		12/31/2023			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2022	4,927,867,243	1,629,498,182	6,557,365,425	60,683
Residents abroad	12/31/2022	30,423,116	3,216,346,807	3,246,769,923	30,046
Shares of capital stock	**12/31/2022**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Shares of capital stock	**12/31/2023**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil	12/31/2023	4,923,277,339	1,508,035,689	6,431,313,028	59,516
Residents abroad	12/31/2023	35,013,020	3,337,809,300	3,372,822,320	31,213
Treasury shares (1)	**12/31/2022**	**-**	**3,268,688**	**3,268,688**	**(71)**
Acquisition of treasury shares		-	26,000,000	26,000,000	(689)
Result from delivery of treasury shares		-	(28,832,017)	(28,832,017)	749
Treasury shares (1)	**12/31/2023**	**-**	**436,671**	**436,671**	**(11)**
Number of total shares at the end of the period (2)	**12/31/2023**	**4,958,290,359**	**4,845,408,318**	**9,803,698,677**	
Number of total shares at the end of the period (2)	**12/31/2022**	**4,958,290,359**	**4,842,576,301**	**9,800,866,660**	

1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price:

Cost / market value	06/30/2024		12/31/2023	
	Common	Preferred	Common	Preferred
Minimum	-	31.42	-	25.52
Weighted average	-	32.95	-	26.49
Maximum	-	33.66	-	27.13
Treasury shares				
Average cost	-	32.15	-	25.98
Market value on the last day of the base date	28.09	32.41	28.84	33.97

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Calculation of dividends and interest on capital

	06/30/2024	06/30/2023
Statutory net income	18,074	16,365
Adjustments:		
(-) Legal reserve - 5%	(904)	(818)
Dividend calculation basis	**17,170**	**15,547**
Minimum mandatory dividend - 25%	4,293	3,887
Dividends and interest on capital paid / accrued	**4,985**	**5,283**

II - Stockholders' compensation

	06/30/2024			
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		**864**	**(130)**	**734**
Interest on capital - 5 monthly installments paid from February to June 2024	0.0150	864	(130)	734
Accrued (Recorded in Other liabilities - Social and statutory)		**5,001**	**(750)**	**4,251**
Interest on capital - 1 monthly installment paid on 07/01/2024	0.0150	173	(26)	147
Interest on capital - credited on 03/04/2024 to be paid on 08/30/2024	0.2055	2,370	(356)	2,014
Interest on capital - credited on 06/06/2024 to be paid on 08/30/2024	0.2134	2,458	(368)	2,090
Total - 01/01 to 06/30/2024		**5,865**	**(880)**	**4,985**

	06/30/2023			
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		**864**	**(129)**	**735**
Interest on capital - 5 monthly installments paid from February to June 2023	0.0150	864	(129)	735
Accrued (Recorded in Other liabilities - Social and statutory)		**5,350**	**(802)**	**4,548**
Interest on capital - 1 monthly installment paid on 07/03/2023	0.0150	173	(26)	147
Interest on capital - credited on 03/13/2023 to be paid until 08/25/2023	0.2227	2,567	(385)	2,182
Interest on capital - credited on 06/07/2023 to be paid until 08/25/2023	0.2264	2,610	(391)	2,219
Total - 01/01 to 06/30/2023		**6,214**	**(931)**	**5,283**

c) Capital reserves and revenue reserves

	06/30/2024	12/31/2023
Capital reserves	**2,325**	**2,620**
Premium on subscription of shares	284	284
Share-based payment	2,037	2,332
Reserves from tax incentives, restatement of equity securities and other	4	4
Revenue reserves [(1)]	**107,247**	**104,465**
Legal [(2)]	17,644	16,740
Statutory [(3)]	89,603	76,725
Special revenue [(4)]	-	11,000
Total reserves at parent company	**109,572**	**107,085**

1) Possible surplus of Revenue reserves in relation to the Capital will be distributed or capitalized as required by the following Annual General Stockholders' Meeting/Extraordinary General Stockholders' Meeting.
2) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
3) Its main purpose is to ensure the yield flow to shareholders.
4) Refers to Dividends declared after 12/31/2023.

Statutory reserves include R$ 406, which refers to net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

d) Non-controlling interests

	Stockholders' equity		Income	
	06/30/2024	12/31/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Banco Itaú Chile	7,298	6,690	349	442
Itaú Colombia S.A.	20	19	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	703	853	86	62
Luizacred S.A. Soc. Cred. Financiamento Investimento	571	328	42	(51)
Other	392	983	49	36
Total	**8,984**	**8,873**	**526**	**489**

Note 20 - Share-based payment

The accounting policy on share-based payments is presented in Note 2c XV.

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving their management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	04/01 to 06/30/2024	04/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Partner plan	(108)	(73)	(148)	(109)
Share-based plan	(152)	(135)	(244)	(237)
Total	**(260)**	**(208)**	**(392)**	**(346)**

a) Partner plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the partner program

	01/01 to 06/30/2024	01/01 to 06/30/2023
	Quantity	Quantity
Opening balance	**62,425,428**	**48,253,812**
New	23,264,639	24,920,268
Delivered	(7,974,424)	(9,533,753)
Cancelled	(487,636)	(710,274)
Closing balance	**77,228,007**	**62,930,053**
Weighted average of remaining contractual life (years)	2.69	2.84
Market value weighted average (R$)	**26.93**	**21.87**

b) Variable compensation

In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.

Change in share-based variable compensation

	01/01 to 06/30/2024	01/01 to 06/30/2023
	Quantity	Quantity
Opening balance	**43,494,634**	**44,230,077**
New	18,861,995	21,199,342
Delivered	(19,838,942)	(17,573,649)
Cancelled	(73,468)	(303,410)
Closing balance	**42,444,219**	**47,552,360**
Weighted average of remaining contractual life (years)	**1.29**	**1.27**
Market value weighted average (R$)	32.44	25.68

Note 21 - Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss

a) Interest and similar income

	04/01 to 06/30/2024	04/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Central Bank of Brazil deposits	3,324	3,135	6,267	6,113
Interbank deposits	1,205	924	2,116	1,867
Securities purchased under agreements to resell	9,692	9,222	18,023	19,497
Financial assets at fair value through other comprehensive income	11,243	6,292	18,945	12,828
Financial assets at amortized cost	2,971	2,879	6,295	6,388
Loan operations	35,334	31,724	68,823	64,399
Other financial assets	207	127	514	457
Total	**63,976**	**54,303**	**120,983**	**111,549**

b) Interest and similar expense

	04/01 to 06/30/2024	04/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Deposits	(17,044)	(17,842)	(33,216)	(35,019)
Securities sold under repurchase agreements	(8,479)	(11,890)	(17,260)	(22,695)
Interbank market funds	(15,519)	(9,417)	(25,901)	(18,260)
Institutional market funds	(2,727)	(2,687)	(5,063)	(5,419)
Other	(7)	(87)	(248)	(183)
Total	**(43,776)**	**(41,923)**	**(81,688)**	**(81,576)**

c) Income of financial assets and liabilities at fair value through profit or loss

	04/01 to 06/30/2024	04/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Securities	1,233	10,069	5,942	15,713
Derivatives [1]	8,037	(1,551)	10,678	(4,426)
Financial assets designated at fair value through profit or loss	(776)	264	(985)	469
Other financial assets at fair value through profit or loss	-	309	-	807
Financial liabilities at fair value through profit or loss	(2)	(292)	(5)	(667)
Financial liabilities designated at fair value	31	6	27	21
Total	**8,523**	**8,805**	**15,657**	**11,917**

1) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 06/30/2024, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ 39 (R$ 261 from 01/01 to 06/30/2023) of Expected losses, R$ 15 (R$ (34) from 01/01 to 06/30/2023) for Financial assets – Fair value through other comprehensive income and R$ 24 (R$ 295 from 01/01 to 06/30/2023) for Financial assets – Amortized cost.

Note 22 - Commissions and banking fees

The accounting policy on commissions and banking fees is presented in Note 2c XVIII.

The main services provided by ITAÚ UNIBANCO HOLDING are:

- **Credit and debit cards:** refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card and the rental of Rede machines.

- **Current account services:** substantially composed of current account maintenance fees, according to each service package granted to the customer, transfers carried through PIX (Central Bank of Brazil's instant payments system) in corporate packages, withdrawals from demand deposit account and money order.

- **Funds management:** refers to fees charged for the management and performance of investment funds and consortia administration.

- **Economic, financial and brokerage advisory:** refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchange.

	04/01 to 06/30/2024	04/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Credit and debit cards	4,899	5,211	9,791	10,362
Current account services	1,583	1,740	3,240	3,522
Asset management	**1,615**	**1,366**	**3,061**	**2,743**
Funds	1,246	1,054	2,355	2,127
Consortia	369	312	706	616
Credit operations and financial guarantees provided	**662**	**638**	**1,337**	**1,268**
Credit operations	266	279	548	556
Financial guarantees provided	396	359	789	712
Collection services	530	510	1,040	1,014
Advisory services and brokerage	1,518	825	2,657	1,519
Custody services	157	144	309	293
Other	911	740	1,735	1,508
Total	**11,875**	**11,174**	**23,170**	**22,229**

Note 23 - General and administrative expenses

	04/01 to 06/30/2024	04/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Personnel expenses	**(8,346)**	**(8,081)**	**(16,622)**	**(15,719)**
Compensation, Payroll charges, Welfare benefits, Provision for labor claims, Dismissals, Training and Other	(6,310)	(6,376)	(12,739)	(12,495)
Employees' profit sharing and Share-based payment	(2,036)	(1,705)	(3,883)	(3,224)
Administrative expenses	**(4,693)**	**(4,540)**	**(9,167)**	**(9,024)**
Third-Party and Financial System Services, Security, Transportation and Travel expenses	(1,966)	(1,951)	(3,843)	(3,893)
Data processing and telecommunications	(1,292)	(1,225)	(2,496)	(2,420)
Installations and Materials	(570)	(577)	(1,133)	(1,188)
Advertising, promotions and publicity	(480)	(481)	(993)	(893)
Other	(385)	(306)	(702)	(630)
Depreciation and amortization	**(1,737)**	**(1,679)**	**(3,459)**	**(3,324)**
Other expenses	**(5,433)**	**(4,668)**	**(9,936)**	**(8,231)**
Selling - credit cards	(1,465)	(1,453)	(3,145)	(3,050)
Claims losses	(194)	(241)	(397)	(469)
Selling of non-financial products	(498)	(147)	(948)	(277)
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(456)	(46)	(828)	(77)
Provision for lawsuits civil	(543)	(642)	(866)	(913)
Provision for tax and social security lawsuits and other risks	(451)	(278)	(481)	(396)
Refund of interbank costs	(133)	(102)	(250)	(193)
Impairment	(9)	(24)	(21)	(38)
Other	(1,684)	(1,735)	(3,000)	(2,818)
Total	**(20,209)**	**(18,968)**	**(39,184)**	**(36,298)**

Note 24 - Taxes

The accounting policy on income tax and social contribution is presented in Note 2c XIII.

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income tax and social contribution on net income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income	20.00%

a) Expenses for taxes and contributions

Breakdown of income tax and social contribution calculation on net income:

Due on operations for the period	04/01 to 06/30/2024	04/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Income / (loss) before income tax and social contribution	**12,261**	**10,907**	**24,468**	**19,144**
Charges (income tax and social contribution) at the rates in effect	(5,518)	(4,908)	(11,011)	(8,615)
Increase / decrease in income tax and social contribution charges arising from:				
Share of profit or (loss) of associates and joint ventures	351	239	464	320
Interest on capital	1,315	1,362	2,592	2,749
Other nondeductible expenses net of non taxable income [1]	(73)	(280)	1,020	(286)
Income tax and social contribution expenses	**(3,925)**	**(3,587)**	**(6,935)**	**(5,832)**
Related to temporary differences				
Increase / (reversal) for the period	2,034	1,609	2,877	3,151
(Expenses) / Income from deferred taxes	**2,034**	**1,609**	**2,877**	**3,151**
Total income tax and social contribution expenses	**(1,891)**	**(1,978)**	**(4,058)**	**(2,681)**

1) Includes temporary (additions) and exclusions.

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

	12/31/2023	Realization / Reversal	Increase	06/30/2024
Reflected in income	**58,714**	**(9,426)**	**13,452**	**62,740**
Provision for expected loss	37,658	(2,640)	7,479	42,497
Related to tax losses and social contribution loss carryforwards	2,325	(193)	364	2,496
Provision for profit sharing	2,794	(2,794)	2,120	2,120
Provision for devaluation of securities with permanent impairment	1,006	(253)	271	1,024
Provisions	5,869	(1,145)	1,157	5,881
Civil lawsuits	1,227	(386)	393	1,234
Labor claims	2,867	(673)	710	2,904
Tax and social security obligations	1,775	(86)	54	1,743
Legal obligations	279	(1)	62	340
Adjustment to fair value of financial assets - At fair value through profit or loss	755	(755)	755	755
Provision relating to health insurance operations	395	(13)	-	382
Other	7,633	(1,632)	1,244	7,245
Reflected in stockholders' equity	**2,954**	**(117)**	**2,175**	**5,012**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	2,022	(92)	2,164	4,094
Cash flow hedge	108	(25)	-	83
Other	824	-	11	835
Total	**61,668**	**(9,543)**	**15,627**	**67,752**

	12/31/2022	Realization / Reversal	Increase	12/31/2023
Reflected in income	**55,806**	**(19,135)**	**22,043**	**58,714**
Provision for expected loss	34,160	(9,142)	12,640	37,658
Related to tax losses and social contribution loss carryforwards	2,496	(547)	376	2,325
Provision for profit sharing	2,635	(2,635)	2,794	2,794
Provision for devaluation of securities with permanent impairment	812	(812)	1,006	1,006
Provisions	5,734	(2,224)	2,359	5,869
Civil lawsuits	1,230	(781)	778	1,227
Labor claims	3,010	(1,328)	1,185	2,867
Tax and social security obligations	1,494	(115)	396	1,775
Legal obligations	464	(207)	22	279
Adjustments of operations carried out on the futures settlement market	171	(171)	-	-
Adjustment to fair value of financial assets - At fair value through profit or loss	804	(804)	755	755
Provision relating to health insurance operations	400	(5)	-	395
Other	8,130	(2,588)	2,091	7,633
Reflected in stockholders' equity	**3,453**	**(1,196)**	**697**	**2,954**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	2,546	(962)	438	2,022
Cash flow hedge	342	(234)	-	108
Other	565	-	259	824
Total	**59,259**	**(20,331)**	**22,740**	**61,668**

Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 57,752 (R$ 53,691 at 12/31/2023) and R$ 664 (R$ 560 at 12/31/2023), respectively.

II - The deferred tax liabilities balance and its changes are represented by:

	12/31/2023	Realization / reversal	Increase	06/30/2024
Reflected in income	**7,148**	**(2,071)**	**3,220**	**8,297**
Depreciation in excess finance lease	130	(15)	-	115
Adjustment of deposits in guarantee and provisions	1,572	(1)	81	1,652
Post-employment benefits	15	(12)	233	236
Adjustments of operations carried out on the futures settlement market	416	(416)	498	498
Adjustment to fair value of financial assets - At fair value through profit or loss	1,450	(1,450)	2,094	2,094
Taxation of results abroad – capital gains	740	-	65	805
Other	2,825	(177)	249	2,897
Reflected in stockholders' equity	**1,389**	**(46)**	**1,024**	**2,367**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	1,381	(46)	1,024	2,359
Post-employment benefits	8	-	-	8
Total	**8,537**	**(2,117)**	**4,244**	**10,664**

	12/31/2022	Realization / reversal	Increase	12/31/2023
Reflected in income	**7,111**	**(2,300)**	**2,337**	**7,148**
Depreciation in excess finance lease	141	(11)	-	130
Adjustment of deposits in guarantee and provisions	1,439	(92)	225	1,572
Post-employment benefits	17	(17)	15	15
Adjustments of operations carried out on the futures settlement market	42	(42)	416	416
Adjustment to fair value of financial assets - At fair value through profit or loss	1,554	(1,554)	1,450	1,450
Taxation of results abroad – capital gains	734	(10)	16	740
Other	3,184	(574)	215	2,825
Reflected in stockholders' equity	**859**	**(331)**	**861**	**1,389**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	854	(331)	858	1,381
Post-employment benefits	5	-	3	8
Total	**7,970**	**(2,631)**	**3,198**	**8,537**

Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 57,752 (R$ 53,691 at 12/31/2023) and R$ 664 (R$ 560 at 12/31/2023), respectively.

III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are:

Year of realization	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%				
2024	12,010	18.4%	948	38.0%	12,958	19.1%	(968)	9.1%	11,990	21.0%
2025	12,003	18.4%	388	15.5%	12,391	18.3%	(332)	3.1%	12,059	21.1%
2026	12,218	18.7%	16	0.6%	12,234	18.1%	(245)	2.3%	11,989	21.0%
2027	12,366	18.9%	31	1.2%	12,397	18.3%	(310)	2.9%	12,087	21.2%
2028	5,604	8.6%	746	29.9%	6,350	9.4%	(634)	5.9%	5,716	10.0%
After 2028	11,055	17.0%	367	14.8%	11,422	16.8%	(8,175)	76.7%	3,247	5.7%
Total	**65,256**	**100.0%**	**2,496**	**100.0%**	**67,752**	**100.0%**	**(10,664)**	**100.0%**	**57,088**	**100.0%**
Present value (1)	**56,967**		**2,232**		**59,199**		**(7,927)**		**51,272**	

1) The average funding rate, net of tax effects, was used to determine the present value.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted

At 06/30/2024, deferred tax assets not accounted for correspond to R$ 277 (R$ 273 at 12/31/2023) and result from Management's evaluation of their perspectives of realization in the long term.

c) Tax liabilities

	Note	06/30/2024	12/31/2023
Taxes and contributions on income payable		3,742	3,970
Deferred tax liabilities	24b II	664	560
Other		5,051	4,672
Total		**9,457**	**9,202**
Current		**7,739**	**7,915**
Non-current		**1,718**	**1,287**

Note 25 - Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	04/01 to 06/30/2024	04/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Net income attributable to owners of the parent company	**10,073**	**8,619**	**19,884**	**15,974**
Minimum non-cumulative dividends on preferred shares	(106)	(106)	(106)	(107)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:				
Common	4,991	4,252	9,963	7,976
Preferred	4,867	4,152	9,706	7,782
Total net income available to equity owners				
Common	5,100	4,361	10,072	8,085
Preferred	4,973	4,258	9,812	7,889
Weighted average number of outstanding shares				
Common	4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,834,156,436	4,841,653,914	4,830,512,963	4,837,567,276
Basic earnings per share – R$				
Common	1.03	0.88	2.03	1.63
Preferred	1.03	0.88	2.03	1.63

b) Diluted earnings per share

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	04/01 to 06/30/2024	04/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Net income available to preferred equity owners	**4,973**	**4,258**	**9,812**	**7,889**
Dividends on preferred shares after dilution effects	42	31	67	44
Net income available to preferred equity owners considering preferred shares after the dilution effect	**5,015**	**4,289**	**9,879**	**7,933**
Net income available to ordinary equity owners	**5,100**	**4,361**	**10,072**	**8,085**
Dividend on preferred shares after dilution effects	(42)	(31)	(67)	(44)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**5,058**	**4,330**	**10,005**	**8,041**
Adjusted weighted average of shares				
Common	4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	**4,915,474,474**	**4,912,392,609**	**4,895,771,430**	**4,891,767,691**
Preferred	4,834,156,436	4,841,653,914	4,830,512,963	4,837,567,276
Incremental as per share-based payment plans	81,318,038	70,738,695	65,258,467	54,200,415
Diluted earnings per share – R$				
Common	1.02	0.87	2.02	1.62
Preferred	1.02	0.87	2.02	1.62

There was no potentially antidulitive effect of the shares in share-based payment plans, in both periods.

Note 26 - Post-employment benefits

The accounting policies on post-employment benefits are presented in Note 2c XIV.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plan:

- Defined Benefit Plans (BD): plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP).

- Defined Contribution Plans (CD): plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU.

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP.

a) Main actuarial assumptions

The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation:

Type	Assumption	06/30/2024	06/30/2023
Demographic	Mortality table	AT-2000 softned by 10%	AT-2000 softned by 10%
Financial	Discount rate (1)	9.56% p.a.	10.34% p.a.
Financial	Inflation (2)	4.00% p.a.	4.00% p.a.

1) Considers the interest rates of the National Treasury Notes (NTN-B) with maturity dates near the terms of the respective obligations, compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
2) Long-term inflation projected by the market, according to the maturity of each plan.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial risk** – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic risk -** plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals(discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation	
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Fixed income securities	**23,484**	**22,363**	**95.9%**	**94.2%**
Quoted in an active market	22,813	21,705	93.2%	91.4%
Non quoted in an active market	671	658	2.7%	2.8%
Variable income securities	**266**	**640**	**1.1%**	**2.7%**
Quoted in an active market	253	630	1.0%	2.7%
Non quoted in an active market	13	10	0.1%	-
Structured investments	**126**	**128**	**0.5%**	**0.5%**
Non quoted in an active market	126	128	0.5%	0.5%
Real estate	**545**	**544**	2.2%	**2.3%**
Loans to participants	**80**	**79**	0.3%	**0.3%**
Total	**24,501**	**23,754**	**100.0%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 1 at 12/31/2023), and real estate rented to group companies, with a fair value of R$ 463 (R$ 464 at 12/31/2023).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risks mitigation strategies are used.

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

	Note	06/30/2024								
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net asset	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**23,754**	**(21,590)**	**(4,130)**	**(1,966)**	**393**	**(80)**	**313**	**(776)**	**(2,429)**
Amounts recognized in income (1+2+3+4)		**1,104**	**(1,005)**	**(193)**	**(94)**	**89**	**(3)**	**86**	**(35)**	**(43)**
1 - Cost of current service		-	(14)	-	(14)	-	-	-	-	(14)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		1,104	(991)	(193)	(80)	19	(3)	16	(35)	(99)
4 - Other revenues and expenses [1]		-	-	-	-	70	-	70	-	70
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		**10**	**(24)**	**(26)**	**(40)**	**-**	**-**	**-**	**-**	**(40)**
5 - Effects on asset ceiling		-	-	(26)	(26)	-	-	-	-	(26)
6 - Remeasurements		-	(1)	-	(1)	-	-	-	-	(1)
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	-	-	-	-	-	-	-	-
Experience of the plan [2]		-	(1)	-	(1)	-	-	-	-	(1)
7 - Exchange variation		10	(23)	-	(13)	-	-	-	-	(13)
Other (8+9+10)		**(367)**	**868**	**-**	**501**	**-**	**-**	**-**	**106**	**607**
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(868)	868	-	-	-	-	-	106	106
10 - Contributions and investments from sponsor		501	-	-	501	-	-	-	-	501
Amounts at the end of period		**24,501**	**(21,761)**	**(4,349)**	**(1,599)**	**482**	**(83)**	**399**	**(706)**	**(1,905)**
Amount recognized in Assets	18a				30			399	-	429
Amount recognized in Liabilities	18b				(1,629)			-	(705)	(2,334)

	Note	12/31/2023								
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**21,933**	**(19,637)**	**(3,734)**	**(1,438)**	**420**	**(42)**	**378**	**(849)**	**(1,909)**
Amounts recognized in income (1+2+3+4)		**2,193**	**(1,969)**	**(388)**	**(164)**	**(39)**	**(4)**	**(43)**	**(79)**	**(286)**
1 - Cost of current service		-	(28)	-	(28)	-	-	-	-	(28)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		2,193	(1,941)	(388)	(136)	40	(4)	36	(79)	(179)
4 - Other revenues and expenses [1]		-	-	-	-	(79)	-	(79)	-	(79)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		**1,136**	**(1,685)**	**(8)**	**(557)**	**12**	**(34)**	**(22)**	**(37)**	**(616)**
5 - Effects on asset ceiling		-	-	(8)	(8)	-	(34)	(34)	-	(42)
6 - Remeasurements		1,138	(1,667)	-	(529)	12	-	12	(37)	(554)
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	(1,331)	-	(1,331)	-	-	-	(39)	(1,370)
Experience of the plan [2]		1,138	(336)	-	802	12	-	12	2	816
7 - Exchange variation		(2)	(18)	-	(20)	-	-	-	-	(20)
Other (8+9+10)		**(1,508)**	**1,701**	**-**	**193**	**-**	**-**	**-**	**189**	**382**
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,701)	1,701	-	-	-	-	-	189	189
10 - Contributions and investments from sponsor		193	-	-	193	-	-	-	-	193
Amounts at the end of period		**23,754**	**(21,590)**	**(4,130)**	**(1,966)**	**393**	**(80)**	**313**	**(776)**	**(2,429)**
Amount recognized in Assets	18a				30			313	-	343
Amount recognized in Liabilities	18b				(1,996)			-	(776)	(2,772)

1) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.
2) Correspond to the income obtained above / below the expected return and comprise the contributions made by participants.

Net interest correspond to the amount calculated on 01/01/2024 based on the initial amount (Net assets, Actuarial liabilities and Restriction of assets), taking into account the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 9.56% p.a. (On 01/01/2023 the rate used was 10.34% p.a.).

As of 2023, ITAÚ UNIBANCO HOLDING started sponsoring the Plano de Benefícios II. The amount recognized in Liabilities is R$ 47, in Other Comprehensive Income is R$ 12 and in income/(expense) is R$ (2).

f) Defined benefit contributions

	Estimated contributions	Contributions made	
	2024	01/01 to 06/30/2024	01/01 to 06/30/2023
Retirement plan - FIU	38	41	26
Retirement plan - FUNBEP	104	443	88
Total [1]	**142**	**484**	**114**

1) Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration [1]	2024	2025	2026	2027	2028	2029 to 2033
Pension plan - FIU	9.42	1,185	1,131	1,173	1,210	1,243	6,649
Pension plan - FUNBEP	8.73	685	704	721	738	754	3,963
Other post-employment benefits	7.34	197	82	88	70	44	245
Total		**2,067**	**1,917**	**1,982**	**2,018**	**2,041**	**10,857**

1) Average duration of plan's actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) [1]	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) [1]
Discount rate						
Increase by 0.5 p.p.	(870)	-	319	(25)	-	25
Decrease by 0.5 p.p.	941	-	(347)	28	-	(28)
Mortality table						
Increase by 5%	(262)	-	98	(12)	-	12
Decrease by 5%	274	-	(103)	12	-	(12)
Medical inflation						
Increase by 1 p.p.	-	-	-	61	-	(61)
Decrease by 1 p.p.	-	-	-	(52)	-	52

1) Net of effects of asset ceiling

Note 27 - Insurance contracts and private pension

The accounting policy on insurance contracts and private pension is presented in Note 2c XI.

Insurance products sold by ITAÚ UNIBANCO HOLDING are divided into (i) non-life insurance, which guarantees loss, damage or liability for objects or people; and (ii) life insurance, which includes coverage against the risk of death and personal accidents. Insurance products are substantially offered through the electronic channels and branches of ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING reinsures the portion of the underwritten risks that exceed the maximum liability limits it deems to be appropriate for each segment and product. These reinsurance contracts allow the recovery of a portion of the losses with the reinsurer, although they do not release ITAÚ UNIBANCO HOLDING from the main obligation.

Private pension products are essentially divided into: (i) Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL): whose main objective is to accumulate financial resources, the payment of which is made by means of income; and (ii) traditional: pension plan with a minimum guarantee of profitability, which is no longer sold.

Insurance contracts and private pension portfolios and measurement approach are presented below:

	Note	06/30/2024			12/31/2023		
		(Assets) / Liabilities	Income		(Assets) / Liabilities	Income	
			Operating	Financial		Operating	Financial
General Model (BBA)		**15,538**	**1,159**	**(503)**	**15,762**	**2,361**	**(538)**
Insurance	27a I	5,449	1,176	(133)	5,134	2,461	(242)
Private pension	27a II	10,089	(17)	(370)	10,628	(100)	(296)
Variable Fee Approach (VFA)	**27a II**	**271,345**	**889**	**(9,637)**	**255,193**	**1,709**	**(28,044)**
Private pension		271,345	889	(9,637)	255,193	1,709	(28,044)
Simplified Model (PAA)	**27a I**	**513**	**1,123**	**7**	**450**	**2,062**	**(3)**
Insurance		538	1,161	4	488	2,068	(2)
Reinsurance		(25)	(38)	3	(38)	(6)	(1)
Total Insurance contracts and private pension		**287,396**	**3,171**	**(10,133)**	**271,405**	**6,132**	**(28,585)**
Insurance		**5,987**	**2,337**	**(129)**	**5,622**	**4,529**	**(244)**
Reinsurance		**(25)**	**(38)**	**3**	**(38)**	**(6)**	**(1)**
Private pension		**281,434**	**872**	**(10,007)**	**265,821**	**1,609**	**(28,340)**
Current		**513**			**450**		
Non-current		**286,883**			**270,955**		

Insurance of General Model (BBA) are composed of assets of R$ (56) (R$ (103) at 12/31/2023) and liabilities of R$ 5,505 (R$ 5,237 at 12/31/2023).

a) Reconciliation of insurance and private pension portfolios

I - Insurance

	06/30/2024				12/31/2023			
	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total
Opening Balance - 01.01	**3,015**	**1,960**	**609**	**5,584**	**2,248**	**1,936**	**697**	**4,881**
Operating Income from Insurance Contracts and Private Pension	(3,064)	(51)	816	(2,299)	(5,791)	(150)	1,418	(4,523)
Financial Income from Insurance Contracts and Private Pension	106	(54)	-	52	137	174	25	336
Premiums Received, Claims and Other Expenses Paid	3,419	-	(794)	2,625	6,421	-	(1,531)	4,890
Closing Balance	**3,476**	**1,855**	**631**	**5,962**	**3,015**	**1,960**	**609**	**5,584**

	06/30/2024				12/31/2023			
	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total
Opening Balance - 01.01	**86**	**5,215**	**283**	**5,584**	**(145)**	**4,756**	**270**	**4,881**
Realization of Insurance Contractual Margin	-	(2,471)	-	(2,471)	-	(4,554)	-	(4,554)
Actuarial Remeasurements	766	(587)	(7)	172	1,266	(1,198)	(37)	31
Operating Income from Insurance Contracts and Private Pension	**766**	**(3,058)**	**(7)**	**(2,299)**	**1,266**	**(5,752)**	**(37)**	**(4,523)**
New Recognized Insurance Contracts	(3,299)	3,291	0	-	(5,943)	5,921	22	-
Financial Income from Insurance Contracts and Private Pension	**(102)**	**159**	**(5)**	**52**	**18**	**290**	**28**	**336**
Recognized in Income for the period	(39)	159	6	126	(59)	290	14	245
Recognized in Other Comprehensive Income	(63)	-	(11)	(74)	77	-	14	91
Premiums Received, Claims and Other Expenses Paid	2,625	-	-	2,625	4,890	-	-	4,890
Closing Balance	**76**	**5,607**	**279**	**5,962**	**86**	**5,215**	**283**	**5,584**

II - Private pension

	06/30/2024				12/31/2023			
	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total
Opening Balance - 01/01	**265,128**	**595**	**98**	**265,821**	**227,952**	**184**	**86**	**228,222**
Operating Income from Insurance Contracts and Private Pension	(50,103)	30	49,201	(872)	(84,584)	148	82,827	(1,609)
Financial Income from Insurance Contracts and Private Pension	9,445	(83)	-	9,362	29,186	263	6	29,455
Premiums Received, Claims and Other Expenses Paid	56,325	-	(49,202)	7,123	92,574	-	(82,821)	9,753
Closing Balance	**280,795**	**542**	**97**	**281,434**	**265,128**	**595**	**98**	**265,821**

	06/30/2024				12/31/2023			
	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total
Opening balance - 01/01	**245,564**	**19,936**	**321**	**265,821**	**210,255**	**17,696**	**271**	**228,222**
Realization of Insurance Contractual Margin	-	(907)	-	(907)	-	(1,829)	-	(1,829)
Actuarial Remeasurements	2,005	(1,961)	(9)	35	(1,330)	1,534	16	220
Operating Income from Insurance Contracts and Private Pension	**2,005**	**(2,868)**	**(9)**	**(872)**	**(1,330)**	**(295)**	**16**	**(1,609)**
New Recognized Insurance Contracts	(1,595)	1,592	3	-	(2,520)	2,514	6	-
Financial Income from Insurance Contracts and Private Pension	**9,365**	**3**	**(6)**	**9,362**	**29,406**	**21**	**28**	**29,455**
Recognized in Income for the period	9,999	3	5	10,007	28,309	21	10	28,340
Recognized in Other Comprehensive Income	(634)	-	(11)	(645)	1,097	-	18	1,115
Premiums Received, Claims and Other Expenses Paid	7,123	-	-	7,123	9,753	-	-	9,753
Closing Balance	**262,462**	**18,663**	**309**	**281,434**	**245,564**	**19,936**	**321**	**265,821**

The underlying assets of the portfolio of private pension contracts with direct participation features (PGBL and VGBL) are composed of specially organized investment funds, which are mostly consolidated in ITAÚ UNIBANCO HOLDING, whose fair value of the quotas is R$ 269,543 (R$ 253,287 at 12/31/2023).

b) Contractual service margin

ITAÚ UNIBANCO HOLDING expects to recognize the Contractual Service Margin in income according to the terms and amounts shown below:

Period	06/30/2024			12/31/2023		
	Insurance	Private Pension	Total	Insurance	Private Pension	Total
1 year	2,137	1,711	3,848	1,944	1,736	3,680
2 years	1,408	1,806	3,214	1,222	1,861	3,083
3 years	1,146	1,817	2,963	1,011	1,897	2,908
4 years	692	1,800	2,492	717	1,903	2,620
5 years	193	1,687	1,880	295	1,806	2,101
Over 5 years	31	9,842	9,873	26	10,733	10,759
Total	**5,607**	**18,663**	**24,270**	**5,215**	**19,936**	**25,151**

During the period, the recognized amount of revenue from insurance contracts and private pension referring to groups of contracts measured by the modified retrospective approach (contracts in force on the transition date) is R$ 1,092 (R$ 2,532 from 01/01 to 12/31/2023), with the balance of margin of these contracts corresponding to R$ 17,402 (R$ 19,809 at 12/31/2023).

c) Discount rates

The rates used by indexing unit to discount cash flows from insurance contracts and private pension are as follows:

Indexes	06/30/2024					12/31/2023				
	1 year	3 years	5 years	10 years	20 years	1 year	3 years	5 years	10 years	20 years
IGPM	6.43%	5.59%	5.91%	6.15%	6.14%	5.56%	4.91%	5.25%	5.59%	5.65%
IPCA	6.28%	6.46%	6.46%	6.50%	6.46%	5.87%	5.09%	5.09%	5.20%	5.31%
TR	10.08%	10.62%	10.83%	10.86%	10.85%	9.35%	9.10%	9.32%	9.48%	9.45%

d) Claims development

Occurrence date	12/31/2020	12/31/2021	12/31/2022	12/31/2023	06/30/2024	Total
At the end of event period	1,204	1,265	1,167	1,125	490	
After 1 year	1,249	1,530	1,416	1,331		
After 2 years	1,283	1,571	1,434			
After 3 years	1,298	1,580				
After 4 years	1,305					
Accumulated payments through base date	1,294	1,555	1,421	1,322	398	5,990
Liabilities recognized in the balance sheet						696
Liabilities in relation to prior periods						23
Other estimates						6
Adjustment to present value						(39)
Risk adjustment to non-financial risk						42
Liability for Claims incurred at 06/30/2024						**728**

Note 28 - Fair value of financial instruments

The accounting policy on fair value of financial instruments is presented in Note 2c IV.

a) Financial assets and liabilities measured at fair value

The following table presents the financial assets and liabilities measured at fair value on a recurring basis, segregated between levels of the fair value hierarchy.

	06/30/2024				12/31/2023			
	Level 1	Level 2	Level 3	Book Value / Fair Value	Level 1	Level 2	Level 3	Book Value / Fair Value
Financial Assets	**560,785**	**119,899**	**2,035**	**682,719**	**523,741**	**116,973**	**2,428**	**643,142**
Financial assets at fair value through profit or loss	**426,760**	**117,806**	**1,927**	**546,493**	**396,210**	**114,718**	**2,175**	**513,103**
Investment funds	265	30,223	-	30,488	225	26,345	-	26,570
Brazilian government securities	358,205	3,507	-	361,712	333,539	8,553	-	342,092
Government securities – Latin America	3,648	-	-	3,648	2,875	-	-	2,875
Government securities – Abroad	1,515	-	-	1,515	2,562	-	-	2,562
Corporate securities	**63,127**	**82,251**	**1,908**	**147,286**	**57,009**	**78,526**	**2,118**	**137,653**
Shares	7,560	18,535	81	26,176	9,089	17,375	71	26,535
Rural product note	-	1,048	-	1,048	-	4,203	-	4,203
Bank deposit certificates	-	159	-	159	-	128	-	128
Real estate receivables certificates	231	1,750	121	2,102	197	1,268	126	1,591
Debentures	53,494	30,959	1,562	86,015	45,070	29,583	1,895	76,548
Eurobonds and other	1,717	-	8	1,725	2,459	-	5	2,464
Financial bills	-	26,710	-	26,710	-	22,548	4	22,552
Promissory and commercial notes	-	1,824	-	1,824	-	2,585	17	2,602
Other	125	1,266	136	1,527	194	836	-	1,030
Other Financial Assets	-	1,825	19	1,844	-	1,294	57	1,351
Financial assets at fair value through other comprehensive income	**134,025**	**2,093**	**108**	**136,226**	**127,531**	**2,255**	**253**	**130,039**
Brazilian government securities	86,063	52	-	86,115	83,672	233	-	83,905
Government securities – Latin America	26,484	-	-	26,484	23,872	-	-	23,872
Government securities – Abroad	11,557	-	-	11,557	9,910	-	-	9,910
Corporate securities	**9,921**	**2,041**	**108**	**12,070**	**10,077**	**2,022**	**253**	**12,352**
Shares	4,462	54	-	4,516	5,900	50	193	6,143
Bank deposit certificates	-	78	-	78	-	44	-	44
Real estate receivables certificates	-	58	-	58	-	67	-	67
Debentures	1,529	825	108	2,462	1,045	728	-	1,773
Eurobonds and other	3,834	958	-	4,792	3,061	936	60	4,057
Financial credit bills	-	11	-	11	-	-	-	-
Other	96	57	-	153	71	197	-	268
Financial liabilities at fair value through profit or loss	**-**	**(1,193)**	**(103)**	**(1,296)**	**-**	**(784)**	**(72)**	**(856)**
Structured notes	-	(339)	-	(339)	-	(296)	-	(296)
Other financial liabilities	-	(854)	(103)	(957)	-	(488)	(72)	(560)

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	06/30/2024				12/31/2023			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**3**	**69,492**	**132**	**69,627**	**6**	**54,983**	**262**	**55,251**
Swap Contracts – adjustment receivable	-	41,820	107	41,927	-	37,721	236	37,957
Option Contracts	-	13,230	7	13,237	-	7,712	6	7,718
Forward Contracts	-	5,886	17	5,903	-	3,255	19	3,274
Credit derivatives	-	380	1	381	-	281	1	282
NDF - Non Deliverable Forward	-	7,675	-	7,675	-	5,378	-	5,378
Other derivative financial instruments	3	501	-	504	6	636	-	642
Liabilities	**(87)**	**(65,841)**	**(482)**	**(66,410)**	**(112)**	**(51,974)**	**(389)**	**(52,475)**
Swap Contracts – adjustment payable	-	(40,072)	(470)	(40,542)	-	(35,369)	(372)	(35,741)
Option Contracts	-	(12,257)	(1)	(12,258)	-	(8,971)	(1)	(8,972)
Forward Contracts	-	(5,142)	(11)	(5,153)	-	(2,966)	(16)	(2,982)
Credit derivatives	-	(432)	-	(432)	-	(149)	-	(149)
NDF - Non Deliverable Forward	-	(7,881)	-	(7,881)	-	(4,478)	-	(4,478)
Other derivative financial instruments	(87)	(57)	-	(144)	(112)	(41)	-	(153)

In all periods, there were no material transfer between Level 1 and Level 2. Transfers to and from Level 3 are presented in movements of Level 3.

The financial instruments measured at fair value on a recurring basis are classified as follows:

Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other securities traded in an active market.

Level 2: Bonds, securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most derivatives traded over-the-counter, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level.

Level 3: Bonds, securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to swap and option.

	Fair value at 12/31/2023	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 06/30/2024	Total Gains or Losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**2,175**	**125**	-	**1,173**	**(426)**	**(1,120)**	**1,927**	**(882)**
Corporate securities	**2,118**	**163**	-	**1,173**	**(426)**	**(1,120)**	**1,908**	**(901)**
Shares	71	10	-	3	(3)	-	81	(110)
Real estate receivables certificates	126	(11)	-	83	(95)	18	121	(70)
Debentures	1,895	193	-	918	(242)	(1,202)	1,562	(726)
Promissory notes	17	-	-	-	-	(17)	-	-
Eurobonds and other	5	(41)	-	128	(82)	(2)	8	1
Financial bills	4	-	-	-	(4)	-	-	-
Other	-	12	-	41	-	83	136	4
Other financial assets	**57**	**(38)**	-	-	-	-	**19**	**19**
Financial assets at fair value through other comprehensive income	**253**	**7**	**(1)**	**37**	**(226)**	**38**	**108**	-
Corporate securities	**253**	**7**	**(1)**	**37**	**(226)**	**38**	**108**	-
Shares	193	-	-	-	(193)	-	-	-
Debentures	-	2	-	-	(33)	139	108	-
Eurobonds and other	60	5	(1)	37	-	(101)	-	-
Financial liabilities at fair value through profit or loss	**(72)**	**(31)**	-	-	-	-	**(103)**	**(103)**
Other financial liabilities	(72)	(31)	-	-	-	-	(103)	(103)

	Fair value at 12/31/2023	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 06/30/2024	Total Gains or Losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - assets	**262**	**23**	-	**49**	**(43)**	**(159)**	**132**	**93**
Swap Contracts – adjustment receivable	236	(1)	-	31	(3)	(156)	107	91
Option Contracts	6	26	-	18	(40)	(3)	7	1
Forward contracts	19	(2)	-	-	-	-	17	-
Credit derivatives	1	-	-	-	-	-	1	1
Derivatives - liabilities	**(389)**	**(163)**	-	**(158)**	**53**	**175**	**(482)**	**651**
Swap Contracts – adjustment payable	(372)	(172)	-	(146)	46	174	(470)	652
Option Contracts	(1)	4	-	(12)	7	1	(1)	(1)
Forward contracts	(16)	5	-	-	-	-	(11)	-

	Fair value at 12/31/2022	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2023	Total Gains or Losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**379**	**(8)**	-	**922**	**(302)**	**1,184**	**2,175**	**(952)**
Corporate securities	**339**	**(5)**	-	**920**	**(300)**	**1,164**	**2,118**	**(1,009)**
Shares	86	(14)	-	9	(10)	-	71	(100)
Real estate receivables certificates	151	(38)	-	2	-	11	126	(64)
Debentures	84	(36)	-	740	(67)	1,174	1,895	(845)
Rural Product Note	7	5	-	2	-	(14)	-	-
Promissory notes	-	(3)	-	20	-	-	17	-
Eurobonds and other	4	84	-	137	(220)	-	5	-
Financial bills	7	(3)	-	10	(3)	(7)	4	-
Other financial assets	**40**	**(3)**	-	**2**	**(2)**	**20**	**57**	**57**
Financial assets at fair value through other comprehensive income	**58**	**(19)**	**153**	**51**	**(8)**	**18**	**253**	-
Corporate securities	**58**	**(19)**	**153**	**51**	**(8)**	**18**	**253**	-
Shares	45	(3)	151	-	-	-	193	-
Bank deposit certificates	13	(13)	-	-	-	-	-	-
Debentures	-	-	(1)	35	-	(34)	-	-
Eurobonds and other	-	(3)	3	16	(8)	52	60	-
Financial liabilities at fair value through profit or loss	-	**(58)**	-	**(14)**	-	-	**(72)**	**(72)**
Other financial liabilities	-	(58)	-	(14)	-	-	(72)	(72)

	Fair value at 12/31/2022	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2023	Total Gains or Losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - assets	**671**	**80**	-	**157**	**(104)**	**(542)**	**262**	**244**
Swap Contracts – adjustment receivable	631	108	-	133	(94)	(542)	236	240
Option Contracts	34	(32)	-	14	(10)	-	6	1
Forward contracts	6	3	-	10	-	-	19	3
Credit derivatives	-	1	-	-	-	-	1	-
Derivatives - liabilities	**(569)**	**(74)**	-	**(387)**	**189**	**452**	**(389)**	**273**
Swap Contracts – adjustment payable	(561)	(70)	-	(369)	176	452	(372)	274
Option Contracts	(2)	(3)	-	(9)	13	-	(1)	(1)
Forward contracts	(6)	(1)	-	(9)	-	-	(16)	-

Sensitivity analysis of Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Material unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Material variations in any of these inputs separately may give rise to material changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, in asset prices and in scenarios with varying shocks to prices and volatilities for nonlinear assets, considering:

Interest rate: Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares: Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear:

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Sensitivity – Level 3 Operations		06/30/2024		12/31/2023	
		Impact		Impact	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(6.1)	-	(3.5)	-
	II	(155.3)	(0.4)	(89.2)	(0.9)
	III	(313.1)	(0.9)	(178.9)	(1.8)
Commodities, Indexes and Shares	I	(4.5)	-	(13.3)	(9.6)
	II	(9.1)	-	(26.7)	(19.2)
Nonlinear	I	(1.3)	-	(0.1)	-
	II	(1.5)	-	(0.2)	-

b) Financial assets and liabilities not measured at fair value

The following table presents the book value and estimated fair value for financial assets and liabilities not measured at fair value.

	06/30/2024		12/31/2023	
	Book value	Fair value	Book value	Fair value
Financial assets	**1,801,061**	**1,804,994**	**1,686,225**	**1,693,038**
At Amortized Cost	**1,801,061**	**1,804,994**	**1,686,225**	**1,693,038**
Central Bank of Brazil deposits	155,766	155,766	145,404	145,404
Interbank deposits	59,021	59,021	51,007	51,009
Securities purchased under agreements to resell	248,566	248,566	238,321	238,321
Securities	304,728	303,889	260,743	260,427
Loan and lease operations	948,279	953,051	910,590	917,717
Other financial assets	132,408	132,408	127,699	127,699
(-) Provision for expected loss	(47,707)	(47,707)	(47,539)	(47,539)
Financial liabilities	**2,079,930**	**2,081,496**	**1,948,360**	**1,948,549**
At Amortized Cost	**2,075,229**	**2,076,795**	**1,944,162**	**1,944,351**
Deposits	1,017,165	1,017,180	951,352	951,332
Securities sold under repurchase agreements	400,021	400,021	362,786	362,786
Interbank market funds	341,022	341,176	328,645	328,667
Institutional market funds	133,673	135,070	119,591	119,778
Other financial liabilities	183,348	183,348	181,788	181,788
Provision for Expected Loss	**4,701**	**4,701**	**4,198**	**4,198**
Loan commitments	3,784	3,784	3,311	3,311
Financial guarantees	917	917	887	887

The methods used to estimate the fair value of financial instruments measured at fair value on a non-recurring basis are:

- **Central Bank of Brazil deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements -** The carrying amounts for these instruments are close to their fair values.

- **Interbank deposits, Deposits, Interbank market funds and Institutional market funds -** They are calculated by discounting estimated cash flows at market interest rates.

- **Securities -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, are priced by conventional or internal models, with inputs captured directly, built based on observations of active markets, or generated by statistical and mathematical models.

- **Loan and lease operations -** Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans is determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount is considered to be close to their market value. The fair value of loan and lease operations not overdue is calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions is based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor.

- **Other financial assets / liabilities -** Primarily composed for receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets/liabilities without material associated market, credit or liquidity risks.

Financial instruments not included in the Balance Sheet (Note 32) are represented by Letters of credit to be released and Financial guarantees, which amount to R$ 151,799 (R$ 123,471 at 12/31/2023) with an estimated fair value of R$ 127 (R$ 123 at 12/31/2023).

Note 29 - Provisions, contingent assets and contingent liabilities

The accounting policy on provisions, contingent assets and contingent liabilities is presented in Note 2c XII.

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent assets

There are no contingent assets recorded.

b) Provisions and contingencies

ITAÚ UNIBANCO HOLDING's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations.

Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages.

ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney's Office, on behalf of the savings accounts holders. In relation to these lawsuits, ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision.

In December 2017, through mediation of the Federal Attorney's Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.

Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.

Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others.

Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

		06/30/2024			
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		**3,203**	**7,821**	**2,141**	**13,165**
(-) Provisions guaranteed by indemnity clause	2c XII	(205)	(962)	-	(1,167)
Subtotal		**2,998**	**6,859**	**2,141**	**11,998**
Adjustment / Interest	23	75	260	-	335
Changes in the period reflected in income	**23**	**791**	**1,292**	**167**	**2,250**
Increase		1,087	1,496	167	2,750
Reversal		(296)	(204)	-	(500)
Payment / Transfer		(837)	(1,468)	(1,421)	(3,726)
Subtotal		**3,027**	**6,943**	**887**	**10,857**
(+) Provisions guaranteed by indemnity clause	2c XII	194	1,074	-	1,268
Closing balance		**3,221**	**8,017**	**887**	**12,125**
Current		**1,562**	**3,017**	**887**	**5,466**
Non-current		**1,659**	**5,000**	**-**	**6,659**

		12/31/2023			
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		**3,231**	**8,186**	**1,844**	**13,261**
(-) Provisions guaranteed by indemnity clause	2c XII	(207)	(952)	-	(1,159)
Subtotal		**3,024**	**7,234**	**1,844**	**12,102**
Adjustment / Interest	23	129	288	-	417
Changes in the period reflected in income	**23**	**1,340**	**2,373**	**332**	**4,045**
Increase		1,913	2,729	363	5,005
Reversal		(573)	(356)	(31)	(960)
Payment / Transfer		(1,495)	(3,036)	(35)	(4,566)
Subtotal		**2,998**	**6,859**	**2,141**	**11,998**
(+) Provisions guaranteed by indemnity clause	2c XII	205	962	-	1,167
Closing balance		**3,203**	**7,821**	**2,141**	**13,165**
Current		**1,499**	**2,922**	**2,141**	**6,562**
Non-current		**1,704**	**4,899**	**-**	**6,603**

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

	Note	06/30/2024	12/31/2023
Opening balance - 01/01		**6,579**	**6,214**
(-) Provisions guaranteed by indemnity clause	2c XII	(79)	(75)
Subtotal		**6,500**	**6,139**
Adjustment / Interest [1]		163	382
Changes in the period reflected in income		**(127)**	**373**
Increase [1]		32	722
Reversal [1]		(159)	(349)
Payment		(96)	(394)
Subtotal		**6,440**	**6,500**
(+) Provisions guaranteed by indemnity clause	2c XII	81	79
Closing balance		**6,521**	**6,579**
Current		**-**	**-**
Non-current		**6,521**	**6,579**

1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

The main discussions related to tax and social security provisions are described below:

- INSS – Non-compensatory Amounts – R$ 2,026: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,339.

- PIS and COFINS – Calculation Basis – R$ 720: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 706.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,667 (R$ 5,569 at 12/31/2023), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 973 (R$ 870 at 12/31/2023).

Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 46,003 (R$ 45,080 at 12/31/2023), and the main cases are described below:

- INSS – Non-compensatory Amounts – R$ 9,881: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

- ISS – Banking Activities/Provider Establishment – R$ 7,901: the levy and/or payment place of ISS for certain banking revenues are discussed.

- IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,778: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between group companies.

- IRPJ and CSLL – Goodwill – Deduction – R$ 4,009: the deductibility of goodwill for future expected profitability on the acquisition of investments.

- PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,822: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

- IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 2,345: cases in which the liquidity and the certainty of credits offset are discussed.

- IRPJ and CSLL – Disallowance of Losses – R$ 1,332: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

- IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 2,591: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 779 (R$ 943 at 12/31/2023) (Note 18a) , arising mainly from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:

		06/30/2024				12/31/2023
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	18a	1,960	2,112	9,459	**13,531**	**13,277**
Investment fund quotas		454	85	2	**541**	**574**
Surety		69	58	5,840	**5,967**	**5,683**
Insurance bond		1,911	1,626	18,162	**21,699**	**21,011**
Guarantee by government securities		-	-	342	**342**	**325**
Total		**4,394**	**3,881**	**33,805**	**42,080**	**40,870**

Note 30 - Segment Information

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

- **Retail Business**

  The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

- **Wholesale Business**

  It comprises products and services offered to middle-market companies, high net worth institutional clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations.

- **Activities with the Market + Corporation**

  Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments.

a) Basis of Presentation

Segment information is based on the reports used by senior management of ITAÚ UNIBANCO HOLDING to assess performance and to make decisions about allocation of funds for investment and other purposes.

These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment.

Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below:

Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: credit risk, operating risk, market risk and insurance underwriting risk.

Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Business, Wholesale Business and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column.

- **Reclassification and application of managerial criteria**

  The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income.

  The main reclassifications between the accounting and managerial results are:

  Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated.

  Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin.

  Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds.

  Other reclassifications: Other Income, Share of profit or (loss) in Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance.

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows:

- Requirements for impairment testing of financial assets are based on the expected loan losses model.

- Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit or loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9.

- Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9.

- Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted.

- Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized.

b) Consolidated Statement of Managerial Result

	04/01 to 06/30/2024					
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [1]
Operating revenues	**25,057**	**14,154**	**2,600**	**41,811**	**602**	**42,413**
Interest margin	15,375	9,834	2,456	27,665	(998)	26,667
Commissions and Banking Fees	7,066	4,156	111	11,333	542	11,875
Income from insurance and private pension operations before claim and selling expenses	2,616	164	33	2,813	(1,129)	1,684
Other revenues	-	-	-	-	2,187	2,187
Cost of Credit	**(7,518)**	**(1,294)**	**-**	**(8,812)**	**1,013**	**(7,799)**
Claims	**(399)**	**(9)**	**-**	**(408)**	**408**	**-**
Operating margin	**17,140**	**12,851**	**2,600**	**32,591**	**2,023**	**34,614**
Other operating income / (expenses)	**(11,927)**	**(5,090)**	**(610)**	**(17,627)**	**(4,726)**	**(22,353)**
Non-interest expenses	(10,279)	(4,400)	(395)	(15,074)	(5,135)	(20,209)
Tax expenses for ISS, PIS and COFINS and Other	(1,648)	(690)	(215)	(2,553)	167	(2,386)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	242	242
Income before income tax and social contribution	**5,213**	**7,761**	**1,990**	**14,964**	**(2,703)**	**12,261**
Income tax and social contribution	(1,376)	(2,652)	(544)	(4,572)	2,681	(1,891)
Non-controlling interests	(120)	(163)	(37)	(320)	23	(297)
Net income	**3,717**	**4,946**	**1,409**	**10,072**	**1**	**10,073**
06/30/2024 – Total assets [(*)] **-**	**1,788,905**	**1,330,763**	**239,103**	**2,931,995**	**(209,275)**	**2,722,720**
06/30/2024 – Total liabilities -	**1,724,348**	**1,252,947**	**189,488**	**2,740,006**	**(220,019)**	**2,519,987**
[(*)] Includes:						
Investments in associates and joint ventures	2,273	-	6,025	8,298	1,376	9,674
Fixed assets, net	7,463	1,643	-	9,106	110	9,216
Goodwill and Intangible assets, net	9,187	8,863	-	18,050	5,757	23,807

1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Interest margin includes interest and similar income and expenses of R$ 20,200 (R$ 12,380 from 04/01 to 06/30/2023), result of financial assets and liabilities at fair value through profit or loss of R$ 8,523 (R$ 8,805 from 04/01 to 06/30/2023) and foreign exchange results and exchange variations in foreign transactions of R$ (2,056) (R$ 4,567 from 04/01 to 06/30/2023).

Non-interest expenses refers to general and administrative expenses, including depreciation and amortization expenses of R$ (1,737) (R$ (1,679) from 04/01 to 06/30/2023).

	04/01 to 06/30/2023					
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [1]
Operating revenues	**24,030**	**13,507**	**1,290**	**38,827**	**1,295**	**40,122**
Interest margin	14,910	9,917	1,170	25,997	(245)	25,752
Commissions and Banking Fees	6,787	3,501	75	10,363	811	11,174
Income from insurance and private pension operations before claim and selling expenses	2,333	89	45	2,467	(769)	1,698
Other revenues	-	-	-	-	1,498	1,498
Cost of Credit	**(8,281)**	**(1,160)**	**-**	**(9,441)**	**1,584**	**(7,857)**
Claims	**(379)**	**(4)**	**-**	**(383)**	**383**	**-**
Operating margin	**15,370**	**12,343**	**1,290**	**29,003**	**3,262**	**32,265**
Other operating income / (expenses)	**(11,193)**	**(5,097)**	**(409)**	**(16,699)**	**(4,659)**	**(21,358)**
Non-interest expenses	(9,567)	(4,414)	(297)	(14,278)	(4,690)	(18,968)
Tax expenses for ISS, PIS and COFINS and Other	(1,626)	(683)	(112)	(2,421)	(214)	(2,635)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	245	245
Income before income tax and social contribution	**4,177**	**7,246**	**881**	**12,304**	**(1,397)**	**10,907**
Income tax and social contribution	(990)	(2,143)	(255)	(3,388)	1,410	(1,978)
Non-controlling interests	5	(173)	(6)	(174)	(136)	(310)
Net income	**3,192**	**4,930**	**620**	**8,742**	**(123)**	**8,619**
12/31/2023 – Total assets (*) -	**1,677,189**	**1,228,153**	**195,290**	**2,696,522**	**(153,422)**	**2,543,100**
12/31/2023 – Total liabilities -	**1,610,852**	**1,150,141**	**150,705**	**2,507,587**	**(163,537)**	**2,344,050**
(*) Includes:						
Investments in associates and joint ventures	2,156	-	5,946	8,102	1,191	9,293
Fixed assets, net	7,333	1,690	-	9,023	112	9,135
Goodwill and Intangible assets, net	9,419	8,338	-	17,757	5,607	23,364

1) The IFRS Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

	01/01 to 06/30/2024					
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [1]
Operating revenues	**49,454**	**27,938**	**4,772**	**82,164**	**2,305**	**84,469**
Interest margin	30,413	19,657	4,475	54,545	(2,234)	52,311
Commissions and Banking Fees	13,957	8,016	212	22,185	985	23,170
Income from insurance and private pension operations before claim and selling expenses	5,084	265	85	5,434	(2,085)	3,349
Other revenues	-	-	-	-	5,639	5,639
Cost of Credit	**(15,166)**	**(2,439)**	**-**	**(17,605)**	**1,088**	**(16,517)**
Claims	**(777)**	**(15)**	**-**	**(792)**	**792**	**-**
Operating margin	**33,511**	**25,484**	**4,772**	**63,767**	**4,185**	**67,952**
Other operating income / (expenses)	**(23,203)**	**(10,034)**	**(1,181)**	**(34,418)**	**(9,066)**	**(43,484)**
Non-interest expenses	(19,968)	(8,697)	(802)	(29,467)	(9,717)	(39,184)
Tax expenses for ISS, PIS and COFINS and Other	(3,235)	(1,337)	(379)	(4,951)	159	(4,792)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	492	492
Income before income tax and social contribution	**10,308**	**15,450**	**3,591**	**29,349**	**(4,881)**	**24,468**
Income tax and social contribution	(2,698)	(5,280)	(921)	(8,899)	4,841	(4,058)
Non-controlling interests	(207)	(314)	(86)	(607)	81	(526)
Net income	**7,403**	**9,856**	**2,584**	**19,843**	**41**	**19,884**
06/30/2024 - **Total assets** [(*)] -	**1,788,905**	**1,330,763**	**239,103**	**2,931,995**	**(209,275)**	**2,722,720**
06/30/2024 - **Total liabilities** -	**1,724,348**	**1,252,947**	**189,488**	**2,740,006**	**(220,019)**	**2,519,987**
(*) Includes:						
Investments in associates and joint ventures	2,273	-	6,025	8,298	1,376	9,674
Fixed assets, net	7,463	1,643	-	9,106	110	9,216
Goodwill and Intangible assets, net	9,187	8,863	-	18,050	5,757	23,807

1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Interest margin includes interest and similar income and expenses of R$ 39,295 (R$ 29,973 from 01/01 to 06/30/2023), result of financial assets and liabilities at fair value through profit or loss of R$ 15,657 (R$ 11,917 from 01/01 to 06/30/2023) and foreign exchange results and exchange variations in foreign transactions of R$ (2,641) (R$ 5,842 from 01/01 to 06/30/2023).

Non-interest expenses refer to general and administrative expenses, including depreciation and amortization expenses of R$ (3,459) (R$ (3,324) from 01/01 to 06/30/2023).

	01/01 to 06/30/2023					
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (1)
Operating revenues	**47,644**	**26,466**	**2,167**	**76,277**	**(104)**	**76,173**
Interest margin	29,315	19,418	1,957	50,690	(2,958)	47,732
Commissions and Banking Fees	13,699	6,878	132	20,709	1,520	22,229
Income from insurance and private pension operations before claim and selling expenses	4,630	170	78	4,878	(1,447)	3,431
Other revenues	-	-	-	-	2,781	2,781
Cost of Credit	**(16,462)**	**(2,067)**	**-**	**(18,529)**	**2,500**	**(16,029)**
Claims	**(761)**	**(7)**	**-**	**(768)**	**768**	**-**
Operating margin	**30,421**	**24,392**	**2,167**	**56,980**	**3,164**	**60,144**
Other operating income / (expenses)	**(22,102)**	**(9,983)**	**(779)**	**(32,864)**	**(8,136)**	**(41,000)**
Non-interest expenses	(18,836)	(8,665)	(570)	(28,071)	(8,227)	(36,298)
Tax expenses for ISS, PIS and COFINS and Other	(3,266)	(1,318)	(209)	(4,793)	(301)	(5,094)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	392	392
Income before income tax and social contribution	**8,319**	**14,409**	**1,388**	**24,116**	**(4,972)**	**19,144**
Income tax and social contribution	(2,004)	(4,247)	(306)	(6,557)	3,876	(2,681)
Non-controlling interests	(19)	(370)	7	(382)	(107)	(489)
Net income	**6,296**	**9,792**	**1,089**	**17,177**	**(1,203)**	**15,974**
12/31/2023 - Total assets (*) -	**1,677,189**	**1,228,153**	**195,290**	**2,696,522**	**(153,422)**	**2,543,100**
12/31/2023 - Total liabilities -	**1,610,852**	**1,150,141**	**150,705**	**2,507,587**	**(163,537)**	**2,344,050**
(*) Includes:						
Investments in associates and joint ventures	2,156	-	5,946	8,102	1,191	9,293
Fixed assets, net	7,333	1,690	-	9,023	112	9,135
Goodwill and Intangible assets, net	9,419	8,338	-	17,757	5,607	23,364

1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	06/30/2024			12/31/2023		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	28,125	4,898	33,023	27,855	4,644	32,499

	04/01 to 06/30/2024			04/01 to 06/30/2023		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations [1,2]	55,242	15,201	70,443	60,414	7,261	67,675
Income from insurance contracts and private pension [3]	1,684	-	1,684	1,698	-	1,698
Comissions and Banking Fees	10,622	1,253	11,875	10,019	1,155	11,174

	01/01 to 06/30/2024			01/01 to 06/30/2023		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to interest and similar [1,2,3]	108,412	25,587	133,999	114,319	14,989	129,308
Income from insurance contracts and private pension [3]	3,349	-	3,349	3,431	-	3,431
Commissions and Banking Fees [3]	20,765	2,405	23,170	19,861	2,368	22,229

1) Includes Interest and similar Income, of Financial Assets and Liabilities at Fair Value through Profit or Loss and Foreign exchange results and exchange variations in foreign transactions.
2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.
3) In "Brazil" geographic region the companies headquartered in the country and "Abroad" are considered; the other companies, the amounts consider the already eliminated

Note 31 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (Note 2c I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Parent companies: IUPAR, E. JOHNSTON and ITAÚSA.
- Associates and joint ventures: of which stand out: Avenue Holding Cayman Ltd.; Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A.
- Other related parties:
  - Direct and indirect equity interests of ITAÚSA, in particular: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; CCR S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A.
  - Pension plans, in particular: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees.
  - Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais.
  - Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco.

a) Transactions with related parties:

ITAÚ UNIBANCO HOLDING	06/30/2024				12/31/2023			
	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total
Assets								
Interbank investments	-	-	-	-	-	321	-	321
Loan operations	-	133	398	531	-	355	324	679
Securities and derivatives (asset and liability position)	1,311	337	3,292	4,940	1,307	317	3,096	4,720
Other assets	-	452	26	478	1	357	39	397
Total assets	**1,311**	**922**	**3,716**	**5,949**	**1,308**	**1,350**	**3,459**	**6,117**
Liabilities								
Deposits	-	(122)	(2,204)	(2,326)	-	(92)	(1,306)	(1,398)
Deposits received under securities repurchase agreements	-	(65)	(14)	(79)	-	(119)	(75)	(194)
Funds from acceptances and issuance of securities	-	(67)	(12)	(79)	-	-	(82)	(82)
Other liabilities	(7)	(17)	(1,010)	(1,034)	(8)	(9)	(1,072)	(1,089)
Total Liabilities	**(7)**	**(271)**	**(3,240)**	**(3,518)**	**(8)**	**(220)**	**(2,535)**	**(2,763)**

ITAÚ UNIBANCO HOLDING	04/01 to 06/30/2024				04/01 to 06/30/2023				01/01 to 06/30/2024				01/01 to 06/30/2023			
	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total
Statement of Income																
Income	36	6	90	132	44	7	155	206	73	14	197	284	88	27	281	396
Expenses	-	(14)	(168)	(182)	-	(2)	(37)	(39)	-	(31)	(216)	(247)	(1)	(9)	(103)	(113)
Other operating revenues / (expenses)	4	(23)	(32)	(51)	4	(15)	(25)	(36)	7	(60)	(184)	(237)	7	(43)	(53)	(89)
Income	**40**	**(31)**	**(110)**	**(101)**	**48**	**(10)**	**93**	**131**	**80**	**(77)**	**(203)**	**(200)**	**94**	**(25)**	**125**	**194**

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 179, Liabilities of R$ (7,432) and Results of R$ (8) (R$ 185, R$ (7,099) at 12/31/2023 and R$ (60) from 01/01 to 06/30/2023, respectively).

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:

	04/01 to 06/30/2024	04/01 to 06/30/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Fees	(188)	(160)	(401)	(377)
Profit sharing	(74)	(80)	(185)	(139)
Post-employment benefits	(2)	-	(6)	(4)
Share-based payment plan	(76)	(56)	(100)	(78)
Total	**(340)**	**(296)**	**(692)**	**(598)**

Total amount related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively.

Note 32 - Risk and Capital Management

a) Corporate Governance

ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of the CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with the defined policies and procedures.

ITAÚ UNIBANCO HOLDING's management model is made up of:

- 1st line of defense: business areas, which have primary responsibility for managing the risk they originate.
- 2nd line of defense: risk area, which ensures that risks are managed and are supported by risk management principles (risk appetite, policies, procedures and dissemination of the risk culture in the business).
- 3rd line of defense: internal audit, which is linked to the Board of Directors and makes an independent assessment of the activities developed by the other areas.

b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director's statement:

"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital."

Based on this statement, six dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure.

The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO.

The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING.

Foremost among processes for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence.

The six dimensions of risk appetite are:

- **Capitalization:** establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING's capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues.

- **Liquidity:** establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored by tracking liquidity indicators.

- **Composition of results:** establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market risk and IRRBB, underwriting and credit risk, including social, environmental and climate dimensions. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank's portfolios, aiming at low volatility of results and business sustainability.

- **Operational risk:** focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred.

- **Reputation:** addresses risks that may impact the institution's brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried in addition to monitoring the institution's conduct.

- **Customer:** addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers and suitability indicators.

Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on:

- **Sustainability and customer satisfaction:** ITAÚ UNIBANCO HOLDING's vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, it is committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself.

- **Risk culture:** ITAÚ UNIBANCO HOLDING's risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business.

- **Risk pricing:** ITAÚ UNIBANCO HOLDING 's operates and assumes risks in businesses that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios.

- **Diversification:** ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business.

- **Operational excellence:** It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services.

- **Ethics and respect for regulations:** for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution's reputation.

ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk.

These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.

I - Credit risk

The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also take into account external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.

With respect to individuals, small and medium companies, retail public, the credit ratings are assigned based on statistical application (in the early stages of relationship with a customer) and behavior score (used for customers with whom ITAÚ UNIBANCO HOLDING already has a relationship) models.

For wholesale public e agro, the classification is based on information such as the counterparty's economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates, in accordance with the guidelines of the

Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING. Credit proposals are analyzed on a case-bycase basis through the approval governance. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral.

I.I - Collateral and policies for mitigating credit risk

ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements.

Managerially, for collateral to be considered instruments that mitigate credit risk, it must comply with the requirements and standards that regulate such instruments, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single-name CDS, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

I.II - Governance and measurement of expected credit loss

Both the credit risk and the finance areas are responsible for defining the methods used to measure expected credit loss and for periodically assessing changes in the provision amounts.

These areas monitor the trends observed in provisions for expected credit losses by business, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD).

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each business, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies.

ITAÚ UNIBANCO HOLDING calculates the expected credit loss of the Retail business portfolio by multiplying the expected historical credit loss by the EAD (Exposure at Default) amount. For the Wholesale business portfolio, the PD, LGD and EAD parameters are multiplied.

Sensitivity analysis

ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected loss models use three different scenarios: Optimistic, Base and Pessimistic. In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 15%, 55% and 30%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions.

The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:

06/30/2024					12/31/2023				
Financial Assets [1]	Expected Loss	Reduction/(Increase) of Expected Loss			Financial Assets [1]	Expected Loss	Reduction/(Increase) of Expected Loss		
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
1,395,027	(52,552)	(2,140)	514	1,265	1,302,826	(51,884)	(2,298)	422	1,090

1) Composed of Loan operations, lease operations and securities.

Expected loss comprises Expected credit loss for Financial guarantees R$ (917) (R$ (887) at 12/31/2023) and Loan commitments R$ (3,784) (R$ (3,311) at 12/31/2023).

I.III - Classification of Stages of Credit Impairment

The accounting policy on expected credit loss is presented in Note 2c IV.

ITAÚ UNIBANCO HOLDING uses customers' internal information, statistic models, days of default and quantitative analysis in order to determine the credit risk of the financial assets.

The rules to change stage are determined according to historical behavior of ITAÚ UNIBANCO HOLDING's product portfolios and consider:

- **Stage 1 to stage 2:** delay or evaluation of probability of default (PD) triggers.

For Retail business portfolios, ITAÚ UNIBANCO HOLDING migrates credit contracts overdue for over 30 days to stage 2, except payroll loans to public bodies (45 days in arrears) and INSS (15 days in arrears) due to the dynamics of product transfer payments and portfolio risk.

For agreements with delay less than 30 days, the migration to stage 2 occurs if the financial asset exceeds the allowance for loan losses established by the risk appetite approved by ITAÚ UNIBANCO HOLDING's Management for each portfolio, whereas the others remain in stage 1.

For the Wholesale business portfolio, ITAÚ UNIBANCO HOLDING migrates to stage 2 the contracts of the same economic subgroup when there is a delay exceeding 30 days in an amount considered material.

For contracts overdue for less than 30 days, ITAÚ UNIBANCO HOLDING determines a rating limit by economic subgroup that, if exceeded, causes the migration of all economic subgroup's contracts to stage 2. If the economic subgroup's rating is lower than the limit established for stage 2, the significant increase in credit risk is verified through the relative variation of the economic subgroup's rating in relation to the rating established 12 months before.

- **Stage 3:** default parameters are used to identify stage 3, the main ones are: 90 days in arrears in the payment of principal and charges, except for the mortgage loan portfolio, which are considered 180 days in arrears; debt restructuring; filing for bankruptcy; loss; and court-supervised recovery. The financial asset, at any stage, can migrate to stage 3 when showing default parameters.

After a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2c IV.

I.IV - Maximum Exposure of Financial Assets to Credit Risk

	06/30/2024			12/31/2023		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial assets	**1,869,752**	**527,889**	**2,397,641**	**1,772,360**	**466,854**	**2,239,214**
At Amortized Cost	**1,267,352**	**377,943**	**1,645,295**	**1,206,141**	**334,680**	**1,540,821**
Interbank deposits	22,463	36,558	59,021	22,248	28,759	51,007
Securities purchased under agreements to resell	243,656	4,910	248,566	235,656	2,665	238,321
Securities	274,385	30,343	304,728	227,232	33,511	260,743
Loan and lease operations	666,173	282,106	948,279	658,471	252,119	910,590
Other financial assets	101,027	31,381	132,408	102,555	25,144	127,699
(-) Provision for expected loss	(40,352)	(7,355)	(47,707)	(40,021)	(7,518)	(47,539)
At Fair Value through Other Comprehensive Income	**55,708**	**80,518**	**136,226**	**53,130**	**76,909**	**130,039**
Securities	55,708	80,518	136,226	53,130	76,909	130,039
At Fair Value through Profit or Loss	**546,692**	**69,428**	**616,120**	**513,089**	**55,265**	**568,354**
Securities	527,824	16,825	544,649	497,042	14,710	511,752
Derivatives	17,024	52,603	69,627	14,696	40,555	55,251
Other financial assets	1,844	-	1,844	1,351	-	1,351
Financial liabilities - Provision for expected loss	**4,167**	**534**	**4,701**	**3,706**	**492**	**4,198**
Loan commitments	3,517	267	3,784	3,062	249	3,311
Financial guarantees	650	267	917	644	243	887
Off-balance sheet	**539,376**	**78,634**	**618,010**	**485,517**	**68,033**	**553,550**
Financial guarantees	89,387	22,933	112,320	83,413	19,209	102,622
Letters of credit to be released	39,479	-	39,479	20,850	-	20,850
Loan commitments	**410,510**	**55,701**	**466,211**	**381,254**	**48,824**	**430,078**
Mortgage loans	16,793	-	16,793	16,368	-	16,368
Overdraft accounts	179,075	-	179,075	171,725	-	171,725
Credit cards	211,249	4,394	215,643	189,141	3,297	192,438
Other pre-approved limits	3,393	51,307	54,700	4,020	45,527	49,547
Total	**2,404,961**	**605,989**	**3,010,950**	**2,254,171**	**534,395**	**2,788,566**

Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements.

The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally.

As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments.

I.IV.I - By business sector

Loan and lease operations

	06/30/2024	%	12/31/2023	%
Industry and commerce	197,092	20.8%	186,198	20.4%
Services	195,054	20.6%	182,795	20.1%
Other sectors	42,024	4.4%	38,078	4.2%
Individuals	514,109	54.2%	503,519	55.3%
Total	**948,279**	**100.0%**	**910,590**	**100.0%**

Other financial assets [1]

	06/30/2024	%	12/31/2023	%
Public sector	892,988	65.5%	831,963	66.7%
Services	172,693	12.7%	150,100	12.0%
Other sectors	165,351	12.1%	145,163	11.7%
Financial	131,785	9.7%	119,887	9.6%
Total	**1,362,817**	**100.0%**	**1,247,113**	**100.0%**

1) Includes Financial Assets at Fair Value through Profit or Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan and lease operations and Other financial assets.

The exposure of Off-balance sheet financial instruments (Financial guarantees and Loan commitments) is neither categorized nor managed by business sector.

I.IV.II - By type and classification of credit risk

Loan and lease operations

06/30/2024

	Stage 1				Stage 2			
	Loan operations	Loan commitments	Financial guarantees	Total	Loan operations	Loan commitments	Financial guarantees	Total
Individuals	321,290	269,698	648	**591,636**	64,139	11,798	2	**75,939**
Corporate	143,802	31,918	76,132	**251,852**	925	65	311	**1,301**
Micro/small and medium companies	151,863	100,734	12,025	**264,622**	10,791	828	102	**11,721**
Foreign loans - Latin America	182,686	48,535	19,744	**250,965**	12,999	2,301	514	**15,814**
Total	**799,641**	**450,886**	**108,549**	**1,359,076**	**88,854**	**14,992**	**929**	**104,775**
%	**58.8%**	**33.2%**	**8.0%**	**100.0%**	**84.8%**	**14.3%**	**0.9%**	**100.0%**

	Stage 3				Total Consolidated of 3 Stages			
	Loan operations	Loan commitments	Financial guarantees	Total	Loan operations	Loan commitments	Financial guarantees	Total
Individuals	33,910	84	-	**33,994**	419,339	281,580	650	**701,569**
Corporate	4,354	26	2,677	**7,057**	149,081	32,009	79,120	**260,210**
Micro/small and medium companies	10,834	75	139	**11,048**	173,488	101,637	12,266	**287,391**
Foreign loans - Latin America	10,686	149	26	**10,861**	206,371	50,985	20,284	**277,640**
Total	**59,784**	**334**	**2,842**	**62,960**	**948,279**	**466,211**	**112,320**	**1,526,810**
%	**95.0%**	**0.5%**	**4.5%**	**100.0%**	**62.1%**	**30.5%**	**7.4%**	**100.0%**

12/31/2023

	Stage 1				Stage 2			
	Loan operations	Loan commitments	Financial guarantees	Total	Loan operations	Loan commitments	Financial guarantees	Total
Individuals	317,335	246,809	550	**564,694**	63,579	10,972	2	**74,553**
Corporate	130,916	30,053	70,585	**231,554**	956	461	146	**1,563**
Micro/small and medium companies	145,422	95,886	11,053	**252,361**	13,087	1,216	110	**14,413**
Foreign loans - Latin America	166,981	42,206	16,325	**225,512**	12,077	2,091	958	**15,126**
Total	**760,654**	**414,954**	**98,513**	**1,274,121**	**89,699**	**14,740**	**1,216**	**105,655**
%	**59.7%**	**32.6%**	**7.7%**	**100.0%**	**84.9%**	**14.0%**	**1.1%**	**100.0%**

	Stage 3				Total Consolidated of 3 Stages			
	Loan operations	Loan commitments	Financial guarantees	Total	Loan operations	Loan commitments	Financial guarantees	Total
Individuals	35,702	147	-	**35,849**	416,616	257,928	552	**675,096**
Corporate	4,589	35	2,666	**7,290**	136,461	30,549	73,397	**240,407**
Micro/small and medium companies	10,601	90	201	**10,892**	169,110	97,192	11,364	**277,666**
Foreign loans - Latin America	9,345	112	26	**9,483**	188,403	44,409	17,309	**250,121**
Total	**60,237**	**384**	**2,893**	**63,514**	**910,590**	**430,078**	**102,622**	**1,443,290**
%	**94.8%**	**0.6%**	**4.6%**	**100.0%**	**63.1%**	**29.8%**	**7.1%**	**100.0%**

Internal rating	06/30/2024				12/31/2023			
	Stage 1	Stage 2	Stage 3	Total loan operations	Stage 1	Stage 2	Stage 3	Total loan operations
Low	743,061	66,419	-	**809,480**	702,746	65,971	-	**768,717**
Medium	56,384	13,110	-	**69,494**	57,893	12,087	-	**69,980**
High	196	9,325	-	**9,521**	15	11,641	-	**11,656**
Credit-impaired	-	-	59,784	**59,784**	-	-	60,237	**60,237**
Total	**799,641**	**88,854**	**59,784**	**948,279**	**760,654**	**89,699**	**60,237**	**910,590**
%	**84.3%**	**9.4%**	**6.3%**	**100.0%**	**83.5%**	**9.9%**	**6.6%**	**100.0%**

Other financial assets

	06/30/2024						
	Fair value	Stage 1		Stage 2		Stage 3	
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Investment funds	**30,488**	**12,819**	**12,442**	**18,092**	**17,943**	**103**	**103**
Government securities	**651,691**	**657,378**	**651,691**	**-**	**-**	**-**	**-**
Brazilian government	553,785	559,244	553,785	-	-	-	-
Other government	-	36	-	-	-	-	-
Latin America	56,869	56,966	56,869	-	-	-	-
Abroad	41,037	41,132	41,037	-	-	-	-
Corporate securities	**302,594**	**302,245**	**296,604**	**6,617**	**5,526**	**1,167**	**464**
Rural product note	54,297	53,757	53,640	582	551	182	106
Real estate receivables certificates	8,894	8,415	8,325	575	569	-	-
Bank deposit certificate	249	237	238	11	11	-	-
Debentures	156,157	155,432	152,895	3,828	2,914	737	348
Eurobonds and other	7,464	7,334	7,248	213	216	7	-
Financial bills	26,792	26,783	26,791	1	1	-	-
Promissory and commercial notes	14,315	14,245	14,221	102	94	-	-
Other	34,426	36,042	33,246	1,305	1,170	241	10
Total	**984,773**	**972,442**	**960,737**	**24,709**	**23,469**	**1,270**	**567**

	12/31/2023						
	Fair value	Stage 1		Stage 2		Stage 3	
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Investment funds	**26,570**	**21,030**	**20,559**	**5,971**	**5,971**	**40**	**40**
Government securities	**610,756**	**610,088**	**610,756**	**-**	**-**	**-**	**-**
Brazilian government	520,964	520,375	520,964	-	-	-	-
Other government	-	36	-	-	-	-	-
Latin America	54,612	54,443	54,612	-	-	-	-
Abroad	35,180	35,234	35,180	-	-	-	-
Corporate securities	**264,354**	**262,020**	**258,662**	**6,433**	**5,135**	**1,433**	**557**
Rural product note	42,159	41,685	41,646	322	310	331	203
Real estate receivables certificates	7,562	7,631	7,562	-	-	-	-
Bank deposit certificate	191	181	181	10	10	-	-
Debentures	135,134	132,727	131,279	4,693	3,530	842	325
Eurobonds and other	7,037	6,858	6,859	175	171	24	7
Financial bills	24,125	24,114	24,114	13	11	-	-
Promissory and commercial notes	12,832	12,503	12,472	361	360	-	-
Other	35,314	36,321	34,549	859	743	236	22
Total	**901,680**	**893,138**	**889,977**	**12,404**	**11,106**	**1,473**	**597**

Other financial assets - Internal classification by level of risk

	06/30/2024				
	Financial assets - At amortized cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
Low	307,587	302,004	597,875	136,118	**1,343,584**
Medium	-	2,574	16,146	108	**18,828**
High	-	150	255	-	**405**
Total	**307,587**	**304,728**	**614,276**	**136,226**	**1,362,817**
%	**22.5%**	**22.4%**	**45.1%**	**10.0%**	**100.0%**

	12/31/2023				
	Financial assets - At amortized cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
Low	289,328	257,238	564,288	129,990	**1,240,844**
Medium	-	3,084	2,604	49	**5,737**
High	-	421	111	-	**532**
Total	**289,328**	**260,743**	**567,003**	**130,039**	**1,247,113**
%	**23.2%**	**20.9%**	**45.5%**	**10.4%**	**100.0%**

Financial assets at fair value through profit or loss includes Derivatives in the amount of R$ 69,627 (R$ 55,251 at 12/31/2023).

I.IV.III - Collateral for loan and lease operations

	06/30/2024				12/31/2023			
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets	
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	**158,025**	**428,350**	**3,418**	**3,020**	**154,321**	**398,935**	**3,601**	**3,173**
Personal [1]	5,893	19,466	1,702	1,581	4,359	16,157	1,881	1,760
Vehicles [2]	31,821	73,246	1,349	1,271	31,230	73,967	1,315	1,240
Mortgage loans [3]	120,311	335,638	367	168	118,732	308,811	405	173
Micro/small, medium companies and corporates [4]	**164,127**	**600,420**	**47,639**	**44,075**	**167,843**	**596,817**	**45,885**	**43,484**
Foreign loans - Latin America [4]	**173,315**	**336,862**	**10,628**	**4,112**	**160,734**	**304,597**	**8,340**	**2,508**
Total	**495,467**	**1,365,632**	**61,685**	**51,207**	**482,898**	**1,300,349**	**57,826**	**49,165**

1) In general requires financial guarantees.
2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.
3) Properties themselves are pledged as collateral.
4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and other).

Of the total of loan and lease operations, R$ 391,127 (R$ 369,866 at 12/31/2023) represent unsecured loans.

I.IV.IV - Repossessed assets

The accounting policy on assets held for sale is presented in Note 2c V.

The repossessed assets intended for sale comprise, mainly, real estate and their sale includes periodic auctions that are previously disclosed to the market. Total repossessed assets in the period were R$ 309 (R$ 290 from 01/01 to 06/30/2023).

II - Market risk

Defined as the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 4,557, of February 23, 2017, and BCB Resolution No. 111, of July 6, 2021 and later changes. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.

Market risk management is based on the following metrics:

- Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level.

- Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios).

- Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level.

- Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market).

- Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of Interest Rate Risk in the Banking Book (IRRBB) is based on the following metrics:

- ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates.

- ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates.

- Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates.

- Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

The structure of limits and alerts obeys the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING

VaR is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time, which can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1.000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

From 01/01 to 06/30/2024, the average total VaR in historical simulation was R$ 932 or 0.5% of total stockholders' equity (R$ 931 or 0.5% of total stockholders' equity from 01/01 to 12/31/2023).

	VaR Total (Historical Simulation) (in millions of reais) [1]							
	06/30/2024				12/31/2023			
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
VaR by Risk Factor Group								
Interest rates	1,159	988	1,418	1,303	1,251	1,059	1,585	1,408
Currencies	35	18	60	26	29	12	74	20
Shares	45	35	76	37	30	14	55	41
Commodities	19	8	41	19	12	2	33	7
Effect of diversification	-	-	-	(373)	-	-	-	(382)
Total risk	**932**	**782**	**1,129**	**1,012**	**931**	**718**	**1,247**	**1,094**

1) VaR by Risk Factor Group considers information from foreign units.

II.I.I - Interest rate risk

The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks, it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

	06/30/2024						12/31/2023					
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	**609,058**	**405,437**	**262,613**	**846,835**	**318,709**	**2,442,652**	**600,522**	**345,039**	**243,631**	**795,985**	**294,149**	**2,279,326**
At amortized cost	**536,642**	**317,994**	**180,841**	**463,369**	**191,460**	**1,690,306**	**506,280**	**307,520**	**174,806**	**428,529**	**163,798**	**1,580,933**
Central Bank of Brazil deposits	130,550	-	-	-	-	130,550	121,146	-	-	-	-	121,146
Interbank deposits	38,811	5,960	5,350	8,879	14	59,014	28,178	5,608	10,071	7,121	22	51,000
Securities purchased under agreements to resell	204,364	43,753	-	-	448	248,565	207,697	30,530	-	-	81	238,308
Securities	17,977	31,694	36,985	153,299	63,943	303,898	16,384	37,026	28,335	131,917	46,227	259,889
Loan and lease operations	144,940	236,587	138,506	301,191	127,055	948,279	132,875	234,356	136,400	289,491	117,468	910,590
At fair value through other comprehensive income	**11,819**	**24,880**	**21,910**	**56,880**	**20,737**	**136,226**	**24,844**	**9,683**	**14,116**	**56,885**	**24,511**	**130,039**
At fair value through profit or loss	**60,597**	**62,563**	**59,862**	**326,586**	**106,512**	**616,120**	**69,398**	**27,836**	**54,709**	**310,571**	**105,840**	**568,354**
Securities	47,683	51,043	49,349	302,549	94,025	544,649	59,071	19,439	49,087	289,490	94,665	511,752
Derivatives	12,908	11,489	10,113	23,165	11,952	69,627	10,327	8,357	5,613	20,484	10,470	55,251
Other financial assets	6	31	400	872	535	1,844	-	40	9	597	705	1,351
Financial liabilities	**775,781**	**197,370**	**156,469**	**718,215**	**115,138**	**1,962,973**	**698,247**	**175,283**	**148,366**	**686,826**	**110,138**	**1,818,860**
At amortized cost	**766,275**	**183,700**	**146,556**	**694,276**	**104,460**	**1,895,267**	**690,259**	**169,109**	**140,559**	**666,315**	**99,287**	**1,765,529**
Deposits	378,952	89,751	54,215	487,661	6,586	1,017,165	347,884	78,985	53,949	467,682	2,852	951,352
Securities sold under repurchase agreements	359,110	1,449	4,074	15,048	20,340	400,021	326,025	1,180	4,200	13,250	18,131	362,786
Interbank market funds	26,257	88,881	79,947	139,311	6,626	341,022	15,099	83,409	77,263	142,023	10,851	328,645
Institutional market funds	1,598	3,584	8,273	49,310	70,908	133,673	805	5,325	5,123	40,885	67,453	119,591
Premium bonds plans	358	35	47	2,946	-	3,386	446	210	24	2,475	-	3,155
At fair value through profit or loss	**9,506**	**13,670**	**9,913**	**23,939**	**10,678**	**67,706**	**7,988**	**6,174**	**7,807**	**20,511**	**10,851**	**53,331**
Derivatives	9,386	13,614	9,723	23,589	10,098	66,410	7,988	6,165	7,798	20,162	10,362	52,475
Structured notes	-	2	-	12	325	339	-	-	2	19	275	296
Other financial liabilities	120	54	190	338	255	957	-	9	7	330	214	560
Difference assets / liabilities [1]	**(166,723)**	**208,067**	**106,144**	**128,620**	**203,571**	**479,679**	**(97,725)**	**169,756**	**95,265**	**109,159**	**184,011**	**460,466**
Cumulative difference	**(166,723)**	**41,344**	**147,488**	**276,108**	**479,679**		**(97,725)**	**72,031**	**167,296**	**276,455**	**460,466**	
Ratio of cumulative difference to total interest-bearing assets	(6.8)%	1.7%	6.0%	11.3%	19.6%		(4.3)%	3.2%	7.3%	12.1%	20.2%	

1) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

II.I.II - Currency risk

The purpose of ITAÚ UNIBANCO HOLDING's management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods.

The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item II.I – VaR Consolidated – ITAÚ UNIBANCO HOLDING.

II.I.III - Share Price Risk

The exposure to share price risk is disclosed in Note 5, related to Financial Assets through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value through Other Comprehensive Income - Securities.

III - Liquidity risk

Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas.

Liquidity management policies and limits are based on prospective scenarios and senior management's guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods.

Among the main regulatory liquidity indicators, the following indicators stand out:

Liquidity Coverage Ratio (LCR): can be defined as a sufficiency index over a 30-day horizon, measuring the available amount of assets available to honor potential liquid outflows in a stress scenario.

Net Stable Funding Ratio (NSFR): can be defined as an analysis of funding available for the financing of long-term assets.

Both metrics are managed by the liquidity risk area and they have limits approved by superior committees, as well as governance of action plans in possible liquidity stress scenarios.

Additionally, the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management:

- Different scenarios projected for changes in liquidity.
- Contingency plans for crisis situations.
- Reports and charts that describe the risk positions.
- Assessment of funding costs and alternative sources of funding.

- Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors.

III.I - Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers' funds, 74.0% or R$ 1,103,985, is immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – time deposit and interbank market funds - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

Funding from customers	06/30/2024			12/31/2023		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	**863,270**	**1,017,165**		**817,050**	**951,352**	
Demand deposits	116,460	116,460	7.8%	105,634	105,634	7.6%
Savings deposits	179,030	179,030	12.0%	174,765	174,765	12.5%
Time deposits [(1)]	557,387	708,060	47.4%	527,841	656,591	46.9%
Other	10,393	13,615	0.9%	8,810	14,362	1.0%
Interbank market funds [(1)]	238,816	341,022	22.9%	200,886	328,645	23.5%
Funds from own issue [(2)]	-	8	-	-	8	-
Institutional market funds	1,899	133,673	9.0%	1,106	119,591	8.5%
Total	**1,103,985**	**1,491,868**	**100.0%**	**1,019,042**	**1,399,596**	**100.0%**

1) The settlement date is considered as the closest period in which the client has the possibility of withdrawing funds.
2) Refers to Deposits received under securities repurchase agreements with securities from own issue.

III.II - Control over liquidity

Under the LCR metric, ITAÚ UNIBANCO HOLDING has High-quality Liquid Assets (HQLA) which totaled an average of R$ 374,291 in the period, mainly made up of sovereign securities, reserves in central banks and cash. Net cash outflows totaled an average of R$ 186,137 in the period, mainly made up of retail, wholesale funds, additional requirements, contractual and contingent obligations, offset by cash inflows from loans and other expected cash inflows.

The average LCR in the period is 201.1% (191.8% at 12/31/2023) above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support losses under the standardized stress scenario for LCR.

From the NSFR perspective, ITAÚ UNIBANCO HOLDING has Available Stable Funding (ASF) that totaled R$ 1,292,628 in the period, mainly made up of capital, retail and wholesale funds. The required stable funding (RSF) totaled R$ 1,057,107 in the period, mainly made up of loans and financing granted to wholesale and retail clients, central governments, and operations with central banks.

The NSFR at the period closing is 122.3% (126.9% at 12/31/2023), above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support the stable funds required in the long term, in accordance with the metric.

Liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	06/30/2024					12/31/2023				
Financial liabilities	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**
Deposits	**863,272**	**101,542**	**25,844**	**30,991**	**1,021,649**	**817,054**	**83,175**	**29,089**	**25,015**	**954,333**
Demand deposits	116,460	-	-	-	116,460	105,634	-	-	-	105,634
Savings deposits	179,030	-	-	-	179,030	174,765	-	-	-	174,765
Time deposit	557,387	99,797	25,679	29,500	712,363	527,841	82,376	24,238	25,012	659,467
Interbank deposits	2,495	1,745	165	1,491	5,896	900	799	4,851	3	6,553
Other deposits	7,900	-	-	-	7,900	7,914	-	-	-	7,914
Central Bank of Brazil deposits	**(134,079)**	**(13,965)**	**(3,594)**	**(4,128)**	**(155,766)**	**(127,312)**	**(11,322)**	**(3,332)**	**(3,438)**	**(145,404)**
Demand deposits	(25,216)	-	-	-	(25,216)	(24,258)	-	-	-	(24,258)
Savings deposits	(30,866)	-	-	-	(30,866)	(30,505)	-	-	-	(30,505)
Time deposit	(77,997)	(13,965)	(3,594)	(4,128)	(99,684)	(72,549)	(11,322)	(3,332)	(3,438)	(90,641)
Securities sold under repurchase agreements	**389,969**	**5,814**	**352**	**67,054**	**463,189**	**352,654**	**4,909**	**4,217**	**65,524**	**427,304**
Government securities	312,474	5,609	88	66,039	384,210	282,119	4,504	4,029	64,160	354,812
Corporate securities	31,502	203	264	1,015	32,984	31,059	401	188	1,364	33,012
Foreign	45,993	2	-	-	45,995	39,476	4	-	-	39,480
Interbank market funds	**238,816**	**53,701**	**29,386**	**40,514**	**362,417**	**200,886**	**65,124**	**33,361**	**43,284**	**342,655**
Institutional market funds	**1,899**	**13,483**	**52,100**	**91,426**	**158,908**	**1,106**	**12,227**	**48,240**	**81,110**	**142,683**
Derivative financial instruments - Net position	**9,386**	**23,337**	**7,960**	**25,727**	**66,410**	**7,988**	**13,963**	**7,553**	**22,971**	**52,475**
Swaps	616	9,000	6,539	24,387	40,542	3,231	4,064	6,476	21,970	35,741
Options	1,627	9,388	723	520	12,258	903	7,010	595	464	8,972
Forwards	5,103	1	2	47	5,153	2,965	-	1	16	2,982
Other derivatives	2,040	4,948	696	773	8,457	889	2,889	481	521	4,780
Other financial liabilities	**120**	**244**	**338**	**255**	**957**	**-**	**3**	**205**	**352**	**560**
Total financial liabilities	**1,369,383**	**184,156**	**112,386**	**251,839**	**1,917,764**	**1,252,376**	**168,079**	**119,333**	**234,818**	**1,774,606**

		06/30/2024					12/31/2023				
Off-balance commitments	**Note**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**
Financial guarantees		4,274	40,056	15,063	52,927	**112,320**	2,875	32,938	14,264	52,545	**102,622**
Loan commitments		185,600	48,859	14,657	217,095	**466,211**	176,017	51,101	10,313	192,647	**430,078**
Letters of credit to be released		39,479	-	-	-	**39,479**	20,850	-	-	-	**20,850**
Contractual commitments - Fixed and Intangible assets	13, 14	-	1	-	-	**1**	-	3	-	-	**3**
Total		**229,353**	**88,916**	**29,720**	**270,022**	**618,011**	**199,742**	**84,042**	**24,577**	**245,192**	**553,553**

IV - Emerging Risks

Defined as those with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as geopolitical and macroeconomic risk and climate change. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING's governance, allowing these risks to be incorporated into risk management processes too.

V - Social, Environmental and Climate Risks

Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING.

Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution's operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate's activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles Industry and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agri - Meatpacking, Agri - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts with specific procedures for the Institution's operation (stockholders' equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of the activities of the business and credit areas that serves the business. The Internal Audit acts on an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall, and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy, as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products.

c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP, which comprises stress tests – which was dated December 2023 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

	06/30/2024	12/31/2023
Available capital (amounts)		
Common Equity Tier 1 (CET 1)	170,045	166,389
Tier 1	191,101	185,141
Total capital (PR)	215,557	206,862
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,301,541	1,215,019
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	13.1%	13.7%
Tier 1 ratio (%) (1)	14.7%	15.2%
Total capital ratio (%)	16.6%	17.0%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%)	2.5%	2.5%
Countercyclical buffer requirement (%)	0.1%	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.6%	3.5%

1) The Tier I follows the instructions of the Central Bank of Brazil and is not limited to the 1.5% rate of CMN Resolution No. 4,958. If it were limited, the Tier I would be 14.6%.

At 06/30/2024, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 20,146 (R$ 18,028 at 12/31/2023) and the amount of perpetual subordinated debt that makes up Tier capital II is R$ 24,038 (R$ 21,208 at 12/31/2023).

The Basel Ratio reached 16.6% at 06/30/2024, a decrease of 0.4 p.p. compared to 12/31/2023, due to the payment of additional dividends, the schedule established by article 85 of BACEN Resolution No. 229 and the growth of the credit portfolio, offset by the increase in the result for the period.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Total capital of R$ 111,434 (R$ 109,660 at 12/31/2023), well above the Capital Buffer requirement of R$ 46,294 (R$ 42,526 at 12/31/2023), widely covered by available capital.

The fixed assets ratio indicates the commitment percentage of adjusted Total capital with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted Total capital, established by BACEN. At 06/30/2024, fixed assets ratio reached 20.9% (21.5% at 12/31/2023), showing a surplus of R$ 62,803 (R$ 58,879 at 12/31/2023).

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach.
- RWA_{CIRB} = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil.
- RWA_{MPAD} = portion related to the market risk capital requirement, calculated using standardized approach.
- RWA_{MINT} = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil.
- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA	
	06/30/2024	12/31/2023
Credit risk (excluding counterparty credit risk)	**1,050,890**	**976,915**
Of which: standardised approach for credit risk	988,939	924,518
Of which: foundation internal rating-based approach (F-IRB)	-	-
Of which: advanced internal rating-based approach (A-IRB)	61,951	52,397
Counterparty credit risk (CCR)	**34,629**	**30,804**
Of which: standardized approach for counterparty credit risk (SA-CCR)	25,577	22,259
Of which: other CCR	9,052	8,545
Equity investments in funds - look-through approach	**7,068**	**5,871**
Equity investments in funds - mandate-based approach	**-**	**-**
Equity investments in funds - fall-back approach	**1,448**	**1,543**
Securitisation exposures in banking book	**7,568**	**4,141**
Market Risk	**39,825**	**43,179**
Of which: standardized approach (RWA_{MPAD})	49,413	52,299
Of which: internal models approach (RWA_{MINT})	18,833	18,871
Operational Risk	**107,623**	**103,094**
Payment Services risk (RWA_{SP})	**NA**	**NA**
Amounts below the thresholds for deduction	**52,490**	**49,472**
Total	**1,301,541**	**1,215,019**

III - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution's risk appetite metrics.

V - Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

d) Management risks of insurance contracts and private pension

I - Management structure, roles and responsibilities

ITAÚ UNIBANCO HOLDING has specific committees, whose assignment is to define and establish guidelines for the management of funds from insurance contracts and private pension, with the objective of long-term profitability, and to establish assessment models, risk limits and resource allocation strategies in defined financial assets.

II - Underwriting risk

In addition to the risks inherent in financial instruments related to insurance contracts and private pension, operations carried out at ITAÚ UNIBANCO HOLDING cause exposure to underwriting risk.

Underwriting risk is the risk of significant deviations in the methodologies and/or assumptions used for pricing products that may adversely affect ITAÚ UNIBANCO HOLDING, which may be consummated in different ways, depending on the product offered:

(i) Insurance: results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims incurred, contrary to pricing estimates.

(ii) Private Pension: is observed in the increase in life expectancy or deviation from the assumptions adopted in the estimates of future cash flows.

The measurement of exposure to underwriting risk is based on the analysis of the actuarial assumptions adopted in the recognition of liabilities and pricing of products through i) monitoring the evolution of equity required to mitigate the risk of insolvency or liquidity; ii) follow-up of portfolios, products, and coverage, from the perspective of results, adherence to expected rates and expected behavior of loss ratio.

Exposure to underwriting risk is managed and monitored in accordance with risk appetite levels approved by Management and is controlled using indicators that allow the creation of stress scenarios and simulations of the portfolio.

II.I Risk Concentrations

For ITAÚ UNIBANCO HOLDING there is no concentration of products in relation to insurance premiums, thus reducing the risk of concentration in products and distribution channels. ITAÚ UNIBANCO HOLDING's insurance and private pension operations are mainly related to death and survivorship coverage.

II.II - Sensitivity analysis

The sensitivity analysis considers a vision impacts caused by changes in assumptions, which could affect the income and stockholders' equity at the report date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Assumptions	06/30/2024			
	Impact in Income		Impact in Stockholders' Equity	
	Insurance	Private pension	Insurance	Private pension
Discount rate				
0.5 p.p. increase	-	(21)	48	565
0.5 p.p. decrease	-	16	(53)	(618)
Biometric tables				
5% increase	(4)	52	-	-
5% decrease	4	(55)	-	-
Claims				
5% increase	(31)	-	-	-
5% decrease	32	-	-	-

III - Liquidity risk

Liquidity risk management for insurance and private pension operations is performed on an ongoing basis, based on monitoring the flow of payments related to its liabilities, the flow of receipts generated by operations and the portfolio of financial assets.

Financial assets are managed with the purpose of optimizing the relationship between risk and return on investments, considering the characteristics of their liabilities. Accordingly, investments are concentrated in government and corporate securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, with immediate liquidity, to meet regular and contingent liquidity needs. In addition, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its operations.

Below is a maturity analysis of estimated undiscounted future cash flows from insurance contracts and private pension, considering assumptions of inflows, outflows and discount rates (Note 27c):

Period	06/30/2024			12/31/2023		
	Insurance	Private pension	Total	Insurance	Private pension	Total
1 year	(661)	16,730	16,069	(806)	15,247	14,441
2 years	(314)	20,144	19,830	(310)	19,187	18,877
3 years	(225)	19,940	19,715	(220)	18,409	18,189
4 years	(114)	19,784	19,670	(109)	17,850	17,741
5 years	(1)	19,671	19,670	5	17,354	17,359
Over 5 years	2,049	558,488	560,537	1,963	425,166	427,129
Total (1)	**734**	**654,757**	**655,491**	**523**	**513,213**	**513,736**

1) Refers to (inflows) and outflows of cash flows related to insurance contracts and private pension.

ITAÚ UNIBANCO HOLDING holds R$ 277,420 (R$ 261,530 at 12/31/2023) referring to amounts that are payable or demand, which represent contributions made by insured parties that can be redeemed at any time. All these amounts refer to contracts issued that are liabilities, and no group of contracts was in asset position in the period.

IV - Credit risk

The credit risk arising from insurance contract premiums is not material, as cases with unpaid coverage are canceled after 90 days.

Reinsurance operations are controlled through an internal policy, observing the regulator's guidelines regarding the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

Taking out reinsurance is subject to an assessment of the reinsurer's credit risk and the operational limits for its consummation, and monitoring is carried out during the effectiveness to identify signs of deterioration that lead to changes in the analyzes conducted.

Note 33 - Supplementary information

a) Reconciliation of Net income and Stockholders' equity

The Individual Financial Statements of Itaú Unibanco Holding S.A. are prepared in accordance with the Accounting Standard of Institutions Regulated by the Central Bank of Brazil (Cosif) differently from these Consolidated Financial Statements in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently referred to by the IFRS Foundation as "IFRS accounting standards"). Below is the reconciliation of Itaú Unibanco Holding S.A. to ITAÚ UNIBANCO HOLDING in compliance with CMN Resolution No. 4,818/20:

	Net income		Stockholders' equity	
	01/01 to 06/30/2024	01/01 to 06/30/2023	06/30/2024	12/31/2023
ITAÚ UNIBANCO HOLDING INDIVIDUAL - BRGAAP	**18,074**	**16,365**	**185,129**	**182,505**
Expected loss - Loan and lease operations and other financial assets [1]	(815)	(567)	2,391	3,206
Adjustment to fair value of financial assets [2]	(653)	210	(3,202)	(2,843)
Criteria for write-off of financial assets [3]	181	335	1,842	1,661
Reversal for amortization of goodwill	334	294	4,224	3,889
Adjustment to fair value of derivatives [4]	1,104	(404)	1,888	1,447
Hedge of net investments in foreign operations	35	172	(1,431)	(1,950)
Other	1,624	(431)	2,908	2,262
ITAÚ UNIBANCO HOLDING - IFRS	**19,884**	**15,974**	**193,749**	**190,177**

1) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.
2) Under IFRS, stocks and quotas were measured at fair value and its gains and losses were recorded directly in Income. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.
3) Criterion for write-off of financial assets on IFRS considers the recovery expectative.
4) Recognition of the fair value of derivative financial instruments that were used as a hedge instrument for held to maturity securities, which hedge accounting structure is not set forth in the IFRS.

b) Monitoring of the climate event in Rio Grande do Sul

ITAÚ UNIBANCO HOLDING monitors the economic effects arising from the climate event in the State of Rio Grande do Sul, which may adversely affect its results. Since the beginning of the rains, ITAÚ UNIBANCO HOLDING follows the impacts of floods on its operations and clients, in addition to emergency government actions to face this disaster. The National Monetary Council and the Central Bank of Brazil issued regulations to be complied with regarding credit, compulsory and consortium operations. Thus, up to the date of this disclosure, ITAÚ UNIBANCO HOLDING identified, based on its best estimates and critical judgements, the following events with impact on its Consolidated Financial Statements:

a) ITAÚ UNIBANCO HOLDING adopts expected loss to recognize a provision for its operations, which is updated periodically according to macroeconomic and circumstantial variables; therefore, the provision for expected loss was recognized in an amount sufficient to face the exposure to credit risk in Rio Grande do Sul. The governance of credit risk allows ITAÚ UNIBANCO HOLDING to respond quickly to the monitoring of potential impacts on its credit exposures, enabling quick access to information required for discussions and related actions. Up to the date of disclosure of these statements, no significant impacts on this portfolio have been identified.

b) Immaterial increase in claims expenses related to insurance against damage in property and housing lines.

c) Approximately 10% of the facilities of ITAÚ UNIBANCO HOLDING in the region suffered greater impacts and needed works to resume their activities.

d) Expenses with donations in the total of R$ 10, with the purpose of assisting in emergency actions in the region.

Praça Alfredo Egydio de Souza Aranha nº 100,
Parque Jabaquara, Zip Code 04344-902,
São Paulo/SP - Brazil

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 **A Publicly Listed Company** **NIRE 35300010230**

Financial Statements in IFRS as of June 30, 2024.

The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 27 paragraph 1 of CVM Instruction No. 80/2022 and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company's financial statements.

The statements referred to were disclosed on August 06, 2024, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor relations).

This file includes:

. Report of Independent Auditors;

. Management Report;

. Balance Sheet;

. Statement of Income;

. Statement of Comprehensive Income;

. Statement of Changes in Stockholders' Equity;

. Statement of Cash Flows;

. Statement of Value Added;

. Notes to the Financial Statements.

Milton Maluhy Filho
Chief Executive Officer

Andre Balestrin Cestare
Officer

Maria Helena dos Santos Fernandes de Santana
Chairperson of the Audit Committee

Arnaldo Alves dos Santos
Accountant